As filed with the Securities and Exchange Commission on December 15, 2000

                                       Securities Act Registration No. 333-47162
                                       Investment Act Registration No. 811-05192





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ ]

                        Pre-Effective Amendment No. 1 [X]

                      Post Effective Amendment No. ___ [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                              Amendment No. 92 [X]


                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
                                   Registrant

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                    Depositor
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-1122
                            ------------------------

                                Donald R. Stading
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510


Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

TITLE OF SECURITIES BEING REGISTERED:  SECURITIES OF UNIT INVESTMENT TRUST

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                OVERTURE MEDLEY!
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4


PART A
FORM N-4      ITEM                               HEADING IN PROSPECTUS
Item 1.       Cover Page.........................Cover Page
Item 2.       Definitions........................DEFINED TERMS
Item 3.       Synopsis or Highlights.............POLICY OVERVIEW; FEE TABLES; Advertising
Item 4.       Condensed Financial Information....Financial Information
Item 5.       General Description of Registrant,
              Depositor and Portfolio Companies
              a) Depositor.......................MISCELLANEOUS - About Our Company
              b) Registrant......................INVESTMENT OPTIONS - Separate Account Variable Investment
                                                 Options
              c) Portfolio Company...............INVESTMENT OPTIONS - Separate Account Variable Investment
                                                 Options
              d) Prospectus......................Cover Page; INVESTMENT OPTIONS
              e) Voting..........................MISCELLANEOUS - Voting Rights
              f) Administrator...................N/A
Item 6.       Deductions and Expenses
              a) Deductions......................FEE TABLES; FEES
              b) Sales Load......................FEE TABLES; FEES - Withdrawal Charge
              c) Special purchase plans..........FEES - Waiver of Certain Fees
              d) Commissions.....................FEES - Distribution Expenses
              e) Portfolio company deductions and
              expenses...........................FEE TABLES
              f) Registrant's expenses...........N/A
Item 7.       General Description of Variable
              Annuity Contracts
              a) Rights..........................IMPORTANT POLICY PROVISIONS; MISCELLANEOUS - Voting Rights
              b) Allocations, Transfers.......... INVESTMENT OPTIONS - Transfers
              c) Changes in contracts or
              operations.........................INVESTMENT OPTIONS - Separate Account Variable Investment Options -  Adding,
                                                 Deleting, or Substituting Variable Investment Options
              d) Contract owner inquiries........Cover Page; Table of Contents Page; Last Page
Item 8.       Annuity Period
              a) Level of benefits...............POLICY DISTRIBUTIONS - Annuity Income Phase
              b) Annuity commencement date.......POLICY DISTRIBUTIONS - Annuity Income Phase
              c) Annuity payments................POLICY DISTRIBUTIONS - Annuity Income Phase
              d) Assumed investment return.......N/A
              e) Minimums........................POLICY DISTRIBUTIONS - Annuity Income Phase
              f) Rights to change options or
              transfer investment base...........POLICY DISTRIBUTIONS - Annuity Income Phase
Item 9.       Death Benefit
              a) Death benefit calculation.......POLICY DISTRIBUTIONS - Death Benefits
              b) Forms of benefits...............POLICY DISTRIBUTIONS - Annuity Income Phase
Item 10.      Purchases and Contract Values
              a) Procedures for purchases........Cover Page; IMPORTANT POLICY PROVISIONS-Policy Application
                                                 and Issuance; IMPORTANT POLICY PROVISIONS - Your Policy Value
              b) Accumulation unit value.........IMPORTANT POLICY PROVISIONS - Your Policy Value
              c) Calculation of accumulation unit
              value..............................IMPORTANT POLICY PROVISIONS - Your Policy Value
              d) Principal underwriter...........MISCELLANEOUS - Distributor of the Policies


Item 11.      Redemptions
              a) Redemption procedures...........POLICY DISTRIBUTIONS - Withdrawals
              b) Texas Optional Retirement
              Program............................N/A
              c) Delay...........................IMPORTANT POLICY PROVISIONS - Delay of Payments
              d) Lapse...........................N/A
              e) Revocation of rights............IMPORTANT POLICY PROVISIONS - Policy Application and Issuance
Item 12.      Taxes
              a) Tax consequences................FEDERAL TAX MATTERS
              b) Qualified plans.................FEDERAL TAX MATTERS
              c) Impact of taxes.................FEDERAL TAX MATTERS
Item 13.      Legal Proceedings..................MISCELLANEOUS - Legal Proceedings
Item 14.      Table of Contents for Statement of
              Additional Information.............Statement of Additional Information Table of Contents

PART B
FORM N-4      ITEM....................................HEADING IN STATEMENT OF ADDITIONAL INFORMATION

Item 15.      Cover Page..............................Cover Page
Item 16.      Table of Contents.......................Table of Contents
Item 17.      General Information and History
              a) Name change/Suspended Sales..........N/A
              b) Attribution of Assets................N/A
              c) Control of Depositor.................General Information and History
Item 18.      Services
              a) Fees, expenses and costs.............N/A
              b) Management-related services..........N/A
              c) Custodian and independent auditors
              ........................................Services
              d) Other custodianship..................N/A
              e) Administrative servicing agent.......N/A
              f) Depositor as principal
              underwriter.............................N/A
Item 19.      Purchase of Securities Being Offered
              a) Manner of Offering...................N/A
              b) Sales load...........................N/A
Item 20.      Underwriters
              a) Depositor or affiliate as principal
              underwriter.............................Underwriters
              b) continuous offering...................Underwriters
              c) Underwriting commissions.............Underwriters
              d) Payments of underwriter..............N/A
Item 21.      Calculation of Performance Data.........Calculation of Performance
Item 22.      Annuity Payments........................N/A
Item 23.      Financial Statements
              a) Registrant...........................Financial Statements
              b) Depositor............................Financial Statements



                       [AMERITAS VARIABLE LIFE INSURANCE CORP. OF NEW YORK LOGO]
                                 Ameritas Variable Annuity Separate Account VA-2
--------------------------------------------------------------------------------
Ameritas Variable Life OVERTURE MEDLEY!
PROSPECTUS: December 22, 2000

OVERTURE MEDLEY !(sm)
Flexible Premium
Deferred Variable Annuity Policy
Ameritas Variable Life Insurance Company Separate Account VA-2
--------------------------------------------------------------------------------
     This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. It provides a menu of optional features for you to select from to meet your particular needs; ask your sales representative or us which of these are available in your state. As an annuity, it also provides you with several ways to receive regular income from your investment. An initial minimum payment is required. Further investment is optional.

     You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:



 Referred to as:         Series Fund issuing the Subaccount variable
                         investment option underlying portfolios:     Portfolio Fund Advisor - Subadvisors
----------------------- -------------------------------------------- -----------------------------------------------
ALGER                   The Alger American Fund                      Fred Alger Management, Inc.
----------------------- -------------------------------------------- -----------------------------------------------
AMERICAN CENTURY        American Century Variable Portfolios, Inc.   American Century Investment Management, Inc.
----------------------- -------------------------------------------- -----------------------------------------------
AMERITAS PORTFOLIOS     Calvert Variable Series, Inc. Ameritas       Ameritas Investment Corp.
                        Portfolios                                   -Fred Alger Management, Inc. (Fred Alger)
                                                                     -David L. Babson & Company Inc. (Babson)
                                                                     -Calvert Asset Management Company,
                                                                     Inc.(Calvert)
                                                                     -Massachusetts Financial Services Company
                                                                     (MFS)
                                                                     -Harris Associates, Inc. (Oakmark)
                                                                     -State Street Global Advisors (State Street)
----------------------- -------------------------------------------- -----------------------------------------------
CALVERT SOCIAL          Calvert Variable Series, Inc. Calvert        Calvert Asset Managment Company, Inc.
                        Social Portfolios
----------------------- -------------------------------------------- -----------------------------------------------
FIDELITY                Variable Insurance Products: Service Class 2  Fidelity Management & Research Company
----------------------- -------------------------------------------- -----------------------------------------------
INVESCO FUNDS           INVESCO Variable Investment Funds, Inc.      INVESCO Funds Group, Inc.
----------------------- -------------------------------------------- -----------------------------------------------
MFS                     MFS Variable Insurance Trust                 Massachusetts Financial Services Company
----------------------- -------------------------------------------- -----------------------------------------------
MORGAN STANLEY          Universal Institutional Funds, Inc.          Morgan Stanley Asset Management
----------------------- -------------------------------------------- -----------------------------------------------
SALOMON BROTHERS        Salomon Brothers Variable Series Funds Inc.  Salomon Brothers Asset Management Inc.
----------------------- -------------------------------------------- -----------------------------------------------
SUMMIT PINNACLE SERIES  Summit Mutual Funds, Inc., Summit Pinnacle   Summit Investment Partners, Inc.
                        Series
----------------------- -------------------------------------------- -----------------------------------------------
THIRD AVENUE            Third Avenue Variable Series Trust           EQSF Advisers, Inc.
----------------------- -------------------------------------------- -----------------------------------------------

or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

     A Statement of Additional Information and other information about us and the Policy, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (www.sec.gov/edaux/prospect.htm, and type in "Ameritas Variable"), or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

The SEC does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

          NOT FDIC INSURED  MAY LOSE VALUE  NO BANK GUARANTEE




             Ameritas Variable Life Insurance Company (we, us, our) Service Center, P.O. Box 82550, Lincoln, Nebraska 68501. 1-800-745-1112.
                              www.overturelife.com

TABLE OF CONTENTS                                        BEGIN ON PAGE




     DEFINED TERMS...............................................3
     POLICY OVERVIEW.............................................4
     FEE TABLEs..................................................6
     FINANCIAL INFORMATION......................................10
     IMPORTANT POLICY PROVISIONS................................10
         Policy Application and Issuance
         Your Policy Value
         Telephone Transactions
         Death of Annuitant
         Delay of Payments
         Beneficiary
         Minor Owner or Beneficiary
         Policy Changes
         Policy Termination
         Optional Features
     INVESTMENT OPTIONS.........................................15
         Separate Account Variable Investment Options
         Fixed Account Fixed Interest Rate Option
         Transfers
         Third-Party Services
         Systematic Transfer programs:  Dollar Cost Averaging,
           Portfolio Rebalancing, Earnings Sweep
     FEES.......................................................19
         Withdrawal Charge
         Mortality and Expense Risk Charge
         Administrative Fees
           Administrative Expense Fee, Annual Policy Fee
         Transfer Fee
         Tax Charges
         Fees Charged by the Portfolios
         Optional Features' Fees
     POLICY DISTRIBUTIONS.......................................21
         Withdrawals
         Loans
         Death Benefits
         Annuity Income Phase
     FEDERAL TAX MATTERS........................................27
         Taxation of Nonqualified Policies
         Taxation of Qualified Policies
         Possible Tax Law Changes
     MISCELLANEOUS..............................................29
         About Our Company
         Distribution of the Policies
         Voting Rights
         Distribution of Materials
         Advertising
         Legal Proceedings
     APPENDIX A: Variable Investment Option Portfolios..........A:1
     APPENDIX B:  Tax-Qualified Plan Disclosures................B:1
     Thank You.  If You Have Questions,......................Last Page
     Statement of Additional Information Table of Contents...Last Page

CONTACTING US. To answer your questions or to send additional premium, contact your sales representative or write or call us at:

                             Ameritas Variable Life
                               Insurance Company,
                                 Service Center
                                 P.O. Box 82550
                            Lincoln, Nebraska 68501
                                       Or
                                5900 "O" Street
                            Lincoln, Nebraska 68510
                           Telephone: 1-800-745-1112
                              Fax: 1-402-467-6153
                              WWW.OVERTURELIFE.COM

Express mail packages should be sent to our street address, not our P.O. Box address.

SENDING FORMS, WRITTEN NOTICE AND WRITTEN REQUESTS IN "GOOD ORDER." If you beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order". We can only act upon requests that are received in good order.

REMEMBER, THE CORRECT FORM is important for us to accurately process your Policy elections and changes. Many can be found on our website "on-line services" site. Or, call us at our toll-free number and we'll send you the form you need.

MAKE CHECKS PAYABLE TO: "Ameritas Variable Life Insurance Company"
                                      - 2 -
[FN]
Ameritas Variable Life OVERTURE MEDLEY!

DEFINED TERMS

ACCUMULATION UNITS are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

ANNUITY DATE is the date annuity income payments are scheduled to begin. This date is identified on the Policy Schedule page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

BUSINESS DAY is each day that the New York Stock Exchange is open for trading.

CASH SURRENDER VALUE is the Policy value less applicable withdrawal charge, Policy fee, outstanding loans, and any premium tax charge not previously deducted.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

POLICY YEAR/ MONTH/ ANNIVERSARY are measured from respective anniversary dates of the date of issue of this Policy.

SUBACCOUNT  is a division  within the  Separate  Account for which  Accumulation
Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.


WE, US, OUR, AMERITAS, AVLIC - Ameritas Variable Life Insurance Company.


WRITTEN NOTICE OR REQUEST -- Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at AVLIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-6153. Call us if you have questions about what form or information is required.




   THIS PROSPECTUS MAY ONLY BE USED TO OFFER THE POLICY WHERE THER POLICY MAY LAWFULLY BE SOLD. THE POLICY, AND CERTAIN FEATURES DESCRIBED IN THIS PROSPECUTS,
                      MAY NOT BE AVAILABLE IN ALL STATES

           IF YOUR POLICY IS ISSUED AS PART OF A QUALIFIED PLAN UNDER
             THE INTERNAL REVENUE CODE, REFER TO ANY PLAN DOCUMENTS
              AND DISCLOSURES FOR INFORMATION ABOUT HOW SOME OF THE
               BENEFITS AND RIGHTS OF THE POLICY MAY BE AFFECTED.

                              NO ONE IS AUTHORIZED
         TO GIVE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE POLICY
                         THAT IS NOT IN THIS PROSPECTUS.
                IF ANYONE DOES SO, YOU SHOULD NOT RELY UPON IT AS
                           BEING ACCURATE OR ADEQUATE




[FN]
Ameritas Variable Life OVERTURE MEDLEY!
                                      -3-

POLICY OVERVIEW


THE FOLLOWING IS INTEDED AS A SUMMARY. PLEASE READ EACH SECTION OF THIS PROSPECTUS FOR ADDITIONAL DETAIL.

         The OVERTURE MEDLEY! Policy is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. The Policy includes a menu of feature options for you to select from to meet your particular needs; ask your sales representative or us which ones are available in your state, as not all will be available in all states on the effective date of this prospectus. Associated charges are discussed in this prospectus' FEE TABLES and FEES sections. You can allocate your premiums among a wide spectrum of Separate Account variable investment options or to a Fixed Account fixed interest rate option. On the Separate Account variable investment options you may gain or lose money on your investment. On the Fixed Account option, we guarantee you will earn a fixed rate of interest. The investment options are described on this prospectus' cover and the INVESTMENT OPTIONS section.

        COMPARISON TO OTHER POLICIES AND INVESTMENTS

         COMPARED TO FIXED ANNUITIES. The Policy is like a fixed annuity in most ways except for its variable investment features. The Policy is different from fixed-interest annuities in that, to the extent you select Separate Account variable investment options, your Policy value will reflect the investment experience of the selected variable investment options, so you have both the investment risk (including possible loss of principal) and opportunity, not us.

         COMPARED TO MUTUAL FUNDS. Although the Separate Account variable investment options' underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy differs from publicly traded mutual fund investments. Unlike publicly traded mutual funds, the Policy has these features:



A significant advantage of the Policy is that is provides the ability to accumulate capital on a tax-deferred basis. The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits and guaranteed fees.

o   Accumulates capital on a tax-deferred basis.
o A guaranteed minimum return on your investment (if you choose a Fixed Account option).
o Can provide annuity payments for the rest of your life or for some other period.
o Provides a death benefit that could be higher than the value of the Policy.
o Federal income tax liability on any earnings generally is deferred until you receive a distribution from the Policy.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments are deducted from the value of the Policy.
o Withdrawals before age 59 1/2 generally are subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although taxation of them is deferred until such earnings are distributed. Taxable earnings are considered to be paid out first followed by the return of your premiums.
o  Withdrawals can result in a withdrawal charge.
o You have a short time period to review your Policy and cancel it for a return of premium paid. The terms of this "right to examine" period vary by state (see the cover of your Policy).
o We, not you, own the shares of the variable investment option's underlying portfolios. You have interests in the Separate Account Subaccounts that invest in the underlying portfolios that you select.

        TAX-QUALIFIED PLANS

         The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or SIMPLE IRA, etc. This Prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX B to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

[FN]
Ameritas Variable Life OVERTURE MEDLEY!
                                      -4-

        POLICY OPERATION & FEATURES



PREMIUMS.
o        Minimum initial premium: $25,000.
o Minimum additional premium is $1,000, or $50 per month if by monthly electronic funds transfer.
o No additional premiums will be accepted after the earlier of the Annuity Date or the Annuitant's 85th birthday without our approval.

INVESTMENT OPTIONS.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

DEDUCTIONS FROM ASSETS.
(See FEE TABLES on next pages.)

Deductions from entire Policy value:
o Generally, premium taxes, if any. (Some states levy this tax when premium is paid.)
o Policy fee, if any.
o Withdrawal charge, if any.
o Charges for selected optional features.

Deductions from Separate Account assets only:
o Mortality and expense risk charge.
o Administrative expense charge.
o Underlying portfolio investment advisory fees and operating expenses.

WITHDRAWALS.
o Withdrawal charges apply to withdrawals under the base Policy. Two optional "free withdrawal" features are available,for a charge. After a premium is received, withdrawal charges apply for 9 years or, for a charge, 7 years or 5 years.

o  Each withdrawal must be at least $250.

ANNUITY INCOME.
o  Several fixed annuity income options are available.


                      -----------------
                        Premiums to
                        Your Policy
                      -----------------

---------------------------------------------------------
        Ameritas Variable Life Insurance Company
---------------------------------------------------------

---------------------------------------------------------
                   Investment Options
---------------------------------------------------------
-------------- -- ---------------------------------------
    Fixed
   Account         Ameritas Variable Life Insurance Co.
                          Separate Account VA-2
POLICY VALUE
 RECEIVES A            Variable Investment Options
 GUARANTEED
    FIXED          POLICY VALUE MAY VARY DAILY DEPENDING UPON THE
  INTEREST              INVESTMENT PERORMANCE OF THE UNDERLYING
    RATE                         PORTFOLIOS.
-------------- -- ---------------------------------------
-------------- -- ---------------------------------------
                             The Subaccounts
-------------- --
-------------- -- ------------ ------------- ------------
                       A            B           Etc.
-------------- -- ------------ ------------- ------------
-------------- --

-------------- --
-------------- -- ------------ ------------- ------------
                  Underlying    Underlying      Etc.
                  Portfolio A  Portfolio B
--------------    ------------ ------------- ------------

---------------------------------------------------------
             Fees (DEDUCTIONS FROM ASSTES)
---------------------------------------------------------

-------------------    ---------------    ---------------
   Withdrawals             Death             Annuity
                          Benefit         Income Options
-------------------    ---------------    ---------------

DEATH BENEFIT.

o A standard death benefit is paid upon the death of the Annuitant unless the guaranteed minimum death benefit is payable.


OPTIONAL FEATURES.
o Optional features available are listed in the prospectus' IMPORTANT POLICY PROVISIONS section. Most can only be elected at Policy issue and only if you are then not older than age 70.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -5-

        POLICY PHASES

The Policy is a deferred annuity: it has an accumulation (or deferral) phase and an annuity income phase.

         ACCUMULATION PHASE. During the accumulation phase, any earnings that you leave in the Policy are not taxed. During this phase you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers (especially to transfers out of the Fixed Account). Withdrawals may be subject to a withdrawal charge, income tax and a penalty tax.

         ANNUITY INCOME PHASE. The accumulation phase ends and the annuity income phase begins on a date you select or the later of the fifth Policy Anniversary or Anniversary nearest the annuitant's 85th birthday. During the annuity income phase, we will make periodic payments to the annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for the annuitant's entire life or for some other period. Some or all of each payment will be taxable.


FEE TABLES (> = Base Policy; x = Optional Feature Fee)
------------------------------------------------------------------------------

         The following charts show the fees that may affect your Policy value. The fees shown do not reflect any premium tax that may apply.

------------------------------------------------------------------------------------- ------------- --------------
                                                                                                     Guaranteed
>    = Base Policy Fees.                                                                  Current      Maximum
x    = Optional Feature Fees.                                                               Fee         Fee
-----------------------------------------------------------------------------------------------------------------
TRANSACTION FEES
-----------------------------------------------------------------------------------------------------------------
WITHDRAWAL  CHARGE  (THE FEE FOR THE  WITHDRAWAL  CHARGE  FEATURES  IS  DEDUCTED
MONTHLY  FROM ASSETS  ALLOCATED  TO SEPARATE  ACCOUNT  SUBACCOUNTS  TO EQUAL THE
ANNUAL % SHOWN)
                                     ----------------------------------------------------
(THE WITHDRAWAL CHARGE IS DEDUCTED               Years since receipt of premium
  AS A % OF EACH PREMIUM WITHDRAWN)   1     2     3    4     5    6     7     8   9   10
                                     ---- ----- ---- ---- ----- ---- ----- ---- ---- ----   -------   ----------
>  9-Year Withdrawal Charge           8%    8%   8%   7%    7%   6%    5%   4%   2%    0%    NONE        NONE
                                     ---- ----- ---- ---- ----- ---- ----- ---- ---- ----
x  7-Year Withdrawal Charge           7%    6%   5%   4%    3%   2%    1%   0%    -    -     0.30%       0.40%
                                     ---- ----- ---- ---- ----- ---- ----- ---- ---- ----
x  5-Year Withdrawal Charge           7%    7%   6%   4%    2%   0%    -     -    -    -     0.45%       0.60%
----------------------------------------------------------------------------------------------------------------
>  TRANSFER FEE (per         >    first 15 transfers per year                                NONE        NONE
    transfer)                >    over 15 transfers in one Policy Year,                      $10          $10
                                       we may charge ...
-----------------------------------------------------------------------------------------------------------------
ANNUAL POLICY FEE (WAIVED IF POLICY VALUE IS AT LEAST $50,000.)
-----------------------------------------------------------------------------------------------------------------
>  ANNUAL POLICY FEE                                                                         NONE         $40
x  OPTIONAL MINIMUM INITIAL PREMIUM FEATURE ANNUAL POLICY FEE                                 $36         $40

-----------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
 (DEDUCTED DAILY FROM ASSETS ALLOCATED TO SEPARATE ACCOUNT SUBACCOUNT TO WQUAL THE ANNUAL % SHOWN)
------------------------------------------------------------------------------------- ---------------- ----------
>  MORTALITY & EXPENSE RISK CHARGE                                                          0.60%         0.75%
x  ADMINISTRATIVE EXPENSE FEE                                                               0.15%         0.25%
------------------------------------------------------------------------------------- ---------------- ----------
          TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES EXPENSES                                   0.75%         1.00%
-----------------------------------------------------------------------------------------------------------------
MORE OPTIONAL FEATURE FEES
  (DEDUCTED MONTHLY FROM ASSETS LLOCATED TO SEPARATE ACCOUNT SUBACCOUNT TO EQUAL THE ANNUAL % SHOWN)
------------------------------------------------------------------------------------- ---------------- ----------
x OPTIONAL  MINIMUM  INITIAL PREMIUM FEATURE (WAIVED IF POLICY VALUE IS AT LEAST            0.25%         0.55%
$50,000)
------------------------------------------------------------------------------------- ---------------- ----------
OPTIONAL FREE WITHDRAWAL PRIVILEGE FEATURES
  x able to withdraw 10% of Policy value without withdrawal charge                          0.05%         0.15%

  x able to withdraw greater of15% of Policy value or earnings without withdrawal charge, plus carry
over certain amount of unused free withdrawals                                              0.20%         0.40%
------------------------------------------------------------------------------------- ---------------- ----------
OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT FEATURES
  x  1- Year "Periodic Step-Up" Guaranteed Minimum Death Benefit                            0.25%         0.55%
  x  "5% Roll-Up" Guaranteed Minimum Death Benefit                                          0.35%         0.75%
  x  "Greater Of" Guaranteed Minimum Death Benefit                                          0.37%         0.80%

-----------------------------------------------------------------------------------------------------------------

Ameritas Variable Life OVERTURE MEDLEY!
                                      -6-

--------------------------------------------------------------------------------
SUBACCOUNT UNDERLYING PORTFOLIO ANNUAL EXPENSES
--------------------------------------------------------------------------------
   The following chart shows the expenses charged in the year 2000 by each Subaccount underlying portfolio before each fund provided us with the daily net asset value. We then deduct applicable Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the underlying portfolios was provided by the underlying portfolios and was not independently verified by us.

------------------------------------------------------------------------------------------------------------------
Subaccounts underlying               Management  12b-1    Other       Total      Waivers and    Total
Portfolio Name                           Fees    Fees     Fees      Fund Fees     Reductions   AFTER WAIVERS AND
                                                                                                REDUCTIONS, IF ANY
-------------------------------------------------------------------------------------------------------------------
ALGER(1)
o  Alger American Balanced              0.75%      -       0.18%       0.93%        -            0.93%
o  Alger American Leveraged AllCap      0.85%      -       0.08%       0.93%        -            0.93%
AMERICAN CENTURY                                         -
o  VP Income & Growth                   0.70%      -         -         0.70%        -            0.70%
AMERITAS PORTFOLIOS (subadvisor)
o  Ameritas Growth (Fred Alger)         0.80%      -       0.10%       0.90%      0.09%          0.81%
o  Ameritas Income & Growth (Fred       0.68%      -       0.12%       0.79%      0.09%          0.70%
    Alger)
o  Ameritas MidCap Growth (Fred         0.85%      -       0.12%       0.97%      0.11%          0.86%
    Alger)
o  Ameritas Small Capitalization        0.90%      -       0.10%       1.00%      0.08%          0.92%
    (Fred Alger)
o  Ameritas Micro Cap (Babson)(2)       1.12%      -       0.88%       2.00%      0.50%          1.50%
o  Ameritas Money Market (Calvert)      0.25%      -       0.08%       0.33%      0.05%          0.28%
o  Ameritas Emerging Growth (MFS        0.80%      -       0.18%       0.98%      0.11%          0.87%
    Co.)
o  Ameritas Growth With Income (MFS     0.80%      -       0.46%       1.26%      0.36%          0.90%
    Co.)
o  Ameritas Research (MFS Co.)          0.80%      -       0.62%       1.42%      0.54%          0.88%
o  Ameritas Select (Oakmark)(2)         0.92%      -       0.88%       1.80%      0.30%          1.50%
o  Ameritas Index 500 (State Street)    0.29%      -       0.11%       0.40%      0.10%          0.30%
CALVERT SOCIAL(3)
o  CVS Social Balanced                  0.70%      -      0.19%(1)     0.89%        -            0.89%
o  CVS Social International Equity      1.10%      -      0.50%(1)   1.60%(4)       -            1.60%
o  CVS Social Mid Cap Growth            0.90%      -      0.21%(1)     1.11%        -            1.11%
o  CVS Social Small Cap Growth          1.00%      -      0.58%(1)     1.58%        -            1.58%
FIDELITY (Service Class 2)
o  VIP Asset Manager                    0.53%    0.25%     0.11%       0.89%        -          0.89%(5)
o  VIP Asset Manager: Growth            0.58%    0.25%     0.15%       0.98%        -          0.98%(5)
o  VIP Contrafund                       0.58%    0.25%     0.12%       0.95%        -          0.95%(5)
o  VIP Equity-Income                    0.48%    0.25%     0.10%       0.83%        -          0.83%(5)
o  VIP Growth                           0.58%    0.25%     0.10%       0.93%        -          0.93%(5)
o  VIP High Income                      0.58%    0.25%     0.12%       0.95%        -            0.95%
o  VIP Investment Grade Bond            0.43%    0.25%     0.14%       0.82%        -            0.82%
o  VIP Overseas                         0.73%    0.25%     0.18%       1.16%        -          1.16%(5)
INVESCO FUNDS
o  VIF Dynamics(6)                      0.75%      -       1.53%       2.28%      1.15%          1.13%
MFS(7)
o  Global Governments                   0.75%      -       0.30%       1.05%      0.14%        0.91%(8)
o  New Discovery                        0.90%      -       1.59%       2.49%      1.42%        1.07%(8)
o  Utilities                            0.75%      -       0.16%       0.91%        -            0.91%
MORGAN STANLEY(9)
o  Emerging Markets Equity              1.25%      -       1.37%       2.62%      0.83%        1.79%(7)
o  Global Equity                        0.80%      -       0.68%       1.48%      0.33%        1.15%(7)
o  International Magnum                 0.80%      -       0.87%       1.67%      0.51%        1.16%(7)
o  U.S. Real Estate                     0.80%      -       1.10%       1.90%      0.80%        1.10%(7)
SALOMON BROTHERS
o  Variable Capital(10)                 0.85%      -       1.14%       1.99%      0.99%          1.00%
SUMMIT PINNACLE SERIES(11)
o  Nasdaq-100 Index                     0.35%      -       0.30%       0.65%        -            0.65%
o  Russell 2000 Small Cap Index         0.35%      -       0.40%       0.75%        -            0.75%
o  S & P MidCap 400 Index               0.30%      -       0.30%       0.60%        -            0.60%
THIRD AVENUE
o  Third Avenue Value(12)               0.90%      -       33.53%     34.43%     33.13%          1.30%


(1)  Fred Alger Management,  Inc. agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed, respectively: Alger American Blaanced, 1.25%, and Alger American Leveraged AllCap, 1.50%. Included in "Other Fees" of Leveraged AllCap is 0.01% of interest expense.

(2) "Other Fees" for the Ameritas Micro Cap and Ameritas Select portfolios are based on estimates, since these are new portfolios. The portfolio investment adviser (AIC) has voluntarily agreed to reimburse each portfolio so that total annual operating expenses for each portfolio will not exceed 1.50%. The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -7-

(3) "Other Fees" reflect an indirect fee resulting from the portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Net operating expenses after reductions for fees paid indirectly would be as follows:
                  CVS Social Balanced                        0.86%
                  CVS Social International Equity            1.50%
                  CVS Social Mid Cap Growth                  1.02%
                  CVS Social Small Cap Growth                1.15%

(4) Total expenses reflect expenses expected to be incurred in 2000, resulting from a change in 1999 to the administrative services agreement, as approved by the shareholders.

(5)  A portion of the brokerage  commissions  that certain Funds pay was used to
     reduce  Fund  expenses.   Also,  through  arrangements  with  certain  Fund
     custodians, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable Fund's expenses. After reductions, total operating expenses would have been:
                  VIP Asset Manager: Service Class 2              0.62%
                  VIP Asset Manager:Growth: Service Class 2       0.70%
                  VIP Contrafund: Service Class 2                 0.65%
                  VIP Equity-Income: Service Class 2              0.56%
                  VIP Growth: Service Class 2                     0.65%
                  VIP Overseas: Service Class 2                   0.87%

(6) Certain expenses of the Dynamics Fund were absorbed voluntarily by INVESCO in order to ensure that expenses for the fund, excluding any expcense offset arrangements, did not exceed 1.15% of the fund's average net assets. This commitment may be changed at any time following consultation with the board of directors.

(7) Each MFS portfolio has an expense offset arrangement which reduces the portfolio's custodian fee based upon the amount of cash maintained by the portfolio with its custodian and dividend disbursing agent. Each portfolio may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the portfolio's expenses). "Other Fees" do not take into account these expense reductions and are therefore higher than the actual expenses of the portfolio. Had these reductions been taken into account, "Total (reflecting waivers and/or reimbursements, if any)" would be lower: 0.90% for MFS Utilities and MFS Global Governments funds and 1.05% for MFS New Discovery fund.

(8) MFS contractually agreed, subject to reimbursement, to bear expenses for the MFS Global Governments and MFS New Discovery funds such that the each portfolio's "Other Fees" (after taking into account the expense offset arrangement described at (4), above) do not exceed 0.15% of the average daily net assets of the portfolio during the current fiscal year. MFS Utilities portfolio has no such limitation. These contracted fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the portfolio.

(9)  The portfolio's  investment  adviser has  voluntarily  agreed to reduce its management fee and/or reimburse each portfolio so that total annual operating expenses for each portfolio will not exceed:
                  Emerging Markets Equity                    1.75%
                  Global Equity                              1.15%
                  International Magnum fund                  1.15%
                  U.S. Real Estate fund                      1.10%

     The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

     In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the portfolio's total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.

     For the year ended December 31, 1999, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each portfolio, including certain investment related expenses, were as stated in the table.

(10) The manager waived all of its management fee and reimbursed the fund for certain expenses during the period ended December 31, 1999. The manager may discontinue the waiver at any time.

(11) "Other Expenses" for the Nasdaq-100 Index, Russell 2000 Small Cap Index, and S&P MidCap 400 Index portfolios are based on estimates, since these are new portfolios. Total operating expenses in excess of those stated for each Summit portfolio are paid by the investment adviser. The S&P MidCap 400(R) Index is a trademark of The McGraw-Hill Companies, Inc. The Nasdaq-100(R) Index is a trademark of The Nasdaq Stock Market, Inc. The Russell 2000(R) Index is a trademark of the Frank Russell Company. These trademarks have been licensed for use by Summit Mutual Funds. The Funds are not sponsored, endorsed, sold or promoted by any of the licensing organizations, and they make no representation or warranty regarding the Funds, and bear no liability with respect to the Funds.

(12) The fund commenced investment operations on September 21, 1999. Annualized expenses before reimbursement are not necessarily indicative of expected expenses due to the annualization of certain fixed expenses.


Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

We may receive administrative fees from the investment advisers of certain portfolios. We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of us changes.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -8-

     EXAMPLES. The following chart shows the overall expenses you would pay under a Policy under certain assumptions. In total, these examples assume maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee (although our current base Policy fee is $0), 2.35% of other Policy value annual expenses for the most expensive of each optional feature (the Minimum Initial Premium, 15%+ carryover free withdrawal, 5-year withdrawal charge, and "greater of" guaranteed minimum death benefit optional features), plus the underlying portfolio 2000 expenses. If you select fewer or less expensive optional features, your expenses could be less than shown. If our current fees are less than the guaranteed maximum fees, your expenses could also be less than shown. The examples assume that the fee waiver and expense reimbursement limits set forth in the chart above will continue for the period shown, but do not reflect any premium tax charge which may apply. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be greater or less than those shown in the chart.

-------------------------------------------------------------------------------------------------------------------
An Owner would pay the following            1.                         2.                       3.
expenses on a $1,000 investment       Surrender Policy            Annuitize Policy        Policy is not
assuming a 5% annual return on        at the end of the          at the end of the        surrendered and
assets if:                            time period ($)            time period ($).         is not annuitzed. ($)
------------------------------------------------------------------------------------------------------------------
Variable Investment Option            1yr   3yr   5yr   10yr    1yr   3yr   5yr   10yr     1yr   3yr    5yr    10yr
-------------------------------------------------------------------------------------------------------------------
               ALGER
Alger American Balanced               $123  $211  $290  $446    $123  $131  $220  $446     $43   $131   $220   $446
Alger American Leveraged AllCap       $123  $211  $290  $446    $123  $131  $220  $446     $43   $131   $220   $446
         AMERICAN CENTURY
VP Income & Growth                    $121  $204  $279  $427    $121  $124  $209  $427     $41   $124   $209   $427
 AMERITAS PORTFOLIOS (subadvisor)
Ameritas Growth (Fred Alger)          $122  $207  $284  $436    $122  $127  $214  $436     $42   $127   $214   $436
Ameritas Income & Growth (Fred        $121  $204  $279  $427    $121  $124  $209  $427     $41   $124   $209   $427
Alger)
Ameritas MidCap Growth (Fred Alger)   $123  $209  $286  $441    $123  $129  $216  $441     $43   $129   $216   $441
Ameritas Small Capitalization         $123  $211  $289  $446    $123  $131  $219  $446     $43   $131   $219   $446
(Fred Alger)
Ameritas Micro Cap (Babson)           $134  $241  $338  $531    $134  $161  $268  $531     $54   $161   $268   $531
Ameritas Money Market (Calvert)       $117  $192  $259  $391    $117  $112  $189  $391     $37   $112   $189   $391
Ameritas Emerging Growth (MFS Co.)    $123  $209  $287  $441    $123  $129  $217  $441     $43   $129   $217   $441
Ameritas Growth With Income(MFS Co.)  $123  $210  $288  $444    $123  $130  $218  $444     $43   $130   $218   $444
Ameritas Research (MFS Co.)           $123  $209  $287  $442    $123  $129  $217  $442     $43   $129   $217   $442
Ameritas Select (Oakmark)             $132  $236  $329  $516    $132  $156  $259  $516     $52   $156   $259   $516
Ameritas Index 500 (State Street)     $117  $193  $260  $392    $117  $113  $190  $392     $37   $113   $190   $392
          CALVERT SOCIAL
CVS Social Balanced                   $123  $210  $288  $443    $123  $130  $218  $443     $43   $130   $218   $443
CVS Social International Equity       $130  $230  $320  $500    $130  $150  $250  $500     $50   $150   $250   $500
CVS Social Mid Cap Growth             $125  $216  $298  $461    $125  $136  $228  $461     $45   $136   $228   $461
CVS Social Small Cap Growth           $130  $230  $319  $499    $130  $150  $249  $499     $50   $150   $249   $499
              FIDELITY
VIP Asset Manager                     $123  $210  $288  $443    $123  $130  $218  $443     $43   $130   $218   $443
VIP Asset Manager:Growth              $124  $212  $292  $451    $124  $132  $222  $451     $44   $132   $222   $451
VIP Contrafund                        $124  $211  $290  $448    $124  $131  $220  $448     $44   $131   $220   $448
VIP Equity-Income                     $122  $208  $285  $438    $122  $128  $215  $438     $42   $128   $215   $438
VIP Growth                            $123  $211  $290  $446    $123  $131  $220  $446     $43   $131   $220   $446
VIP High Income                       $124  $211  $290  $448    $124  $131  $220  $448     $44   $131   $220   $448
VIP Investment Grade Bond             $122  $208  $284  $437    $122  $128  $214  $437     $42   $128   $214   $437
VIP Overseas                          $126  $217  $300  $465    $126  $137  $230  $465     $46   $137   $230   $465
            INVESCO FUNDS
VIF Dynamics                          $125  $217  $299  $463    $125  $137  $229  $463     $45   $137   $229  $463
               MFS
Global Governments                    $123  $210  $289  $445    $123  $130  $219  $445     $43   $130   $219  $445
New Discovery                         $125  $215  $296  $458    $125  $135  $226  $458     $45   $135   $226  $458
Utilities                             $123  $210  $289  $445    $123  $130  $219  $445     $43   $130   $219  $445
          MORGAN STANLEY
Emerging Markets Equity               $132  $236  $329  $515    $132  $156  $259  $515     $52   $156   $259  $515
Global Equity                         $126  $217  $300  $465    $126  $137  $230  $465     $46   $137   $230  $465
International Magnum                  $126  $217  $300  $465    $126  $137  $230  $465     $46   $137   $230  $465
U.S. Real Estate                      $125  $216  $297  $460    $125  $136  $227  $460     $45   $136   $227  $460


Ameritas Variable Life OVERTURE MEDLEY!
                                      -9-


-------------------------------------------------------------------------------------------------------------------
An Owner would pay the following            1.                         2.                       3.
expenses on a $1,000 investment       Surrender Policy            Annuitize Policy        Policy is not
assuming a 5% annual return on        at the end of the          at the end of the        surrendered and
assets if:                            time period ($)            time period ($).         is not annuitzed. ($)
-------------------------------------------------------------------------------------------------------------------
Variable Investment Option            1yr   3yr   5yr   10yr    1yr   3yr   5yr   10yr     1yr   3yr    5yr   10YR
-------------------------------------------------------------------------------------------------------------------
          SALOMON BROTHERS
Variable Capital                      $124  $213  $293  $452    $124  $133  $223  $452     $44   $133   $223   $452
      SUMMIT PINNACLE SERIES
Nasdaq-100 Index                      $121  $203  $276  $423    $121  $123  $206  $423     $41   $123   $206   $423
Russell 2000 Small Cap Index          $122  $206  $281  $431    $122  $126  $211  $431     $42   $126   $211   $431
S & P Mid Cap 400 Index               $120  $201  $274  $419    $120  $121  $204  $419     $40   $121   $204   $419
            THIRD AVENUE
Third Avenue Value                    $127  $222  $307  $477    $127  $142  $237  $477     $47   $142   $237   $477

     These  examples  reflect  Separate  Account and 2000  underlying  portfolio expenses. The $40 guaranteed maximum annual Policy fee is reflected as an annual charge in these examples,  based on an average Policy value of $75,000;  however we do not currently charge the Policy Fee. Premium taxes may also apply.
------------------------------------------------------------------------------------------------------------------

  The Fee Tables are designed to help you understand the various costs and expenses that a Policy Owner will bear directly or indirectly. For more information, read this prospectus' FEES section and the prospectus for each Subaccount's underlying portfolio.


FINANCIAL INFORMATION
--------------------------------------------------------------------------------

         We provide Accumulation Unit value history for each of the Separate Account variable investment options. However, since the Separate Account variable investment options just commenced operation under this Policy on the effective date of this prospectus, there is no history to report. Future updated Policy prospectuses will disclose this information. Financial statements of the Separate Account and our company are included in the Statement of Additional Information; to learn how to get a copy, see the front or back page of this prospectus.




IMPORTANT POLICY PROVISIONS                          (X = optional feature)
--------------------------------------------------------------------------------

     The OVERTURE MEDLEY! Policy is a flexible premium deferred variable annuity policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if you dies before those payments begin, the Policy will pay a death benefit to your beneficiary. Many key rights and benefits under the Policy are summarized in this prospectus; however, you must refer to the Policy itself for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid under an annuity income option or as a death benefit.
Ameritas Variable Life OVERTURE MEDLEY!

[_]    POLICY APPLICATION AND ISSUANCE

          Replacing an existing annuity policy is not always your best choice. Evaluate any replacement carefully.

          To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the Annuitant are age 0 through 85, nearest birthday. We reserve the right to reject any application or premium for any reason.

         If your application is in good order upon receipt, we will credit your initial net premium to the Policy value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

     The Policy Date is the date two business days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month. (This does not affect how premium is credited; see the paragraph above.)
     You can purchase a tax-qualified Policy in connection with a number of arrangements, including Section 401(a) pension or profit-sharing plans, or an IRA, Roth IRA, SIMPLE IRA, SEP, 403(b) (TSAs), and Section 457 deferred compensation plans, subject to certain limitations. See this prospectus' FEDERAL TAX MATTERS section for details. Call us if to see if the Policy may be issued as part of other kinds of plans or arrangements.

o  APPLICATION IN GOOD ORDER
   All application questions must be answered, but particularly note these requirements:
  o The Owner's and the annuitant's full name, Social Security number, and date of birth must be included.
  o Your premium allocations must be completed, be in whole percentages, and total 100%.
  o Initial premium must meet minimum premium requirements.
  o Your signature and your agent's signature must be on the application.
  o Identify the type of plan, whether it is nonqualified or, if qualified, the type of qualified plan.
  o City, state and date application was signed must be completed.
  o If you have one, give us your e-mail address to facilitate receiving updated Policy information by internet delivery.
  o There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
  o Your agent must be both properly licensed and appointed with us.

o PREMIUM  REQUIREMENTS
     Your premium checks should be made payable to "Ameritas Variable Life Insurance Company." We may postpone crediting any payment made by check to your Policy until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same Annuitant may not exceed $1 million without our consent.

  INITIAL  PREMIUM
o The only  premiumrequired.  All others are optional.
o Must be at least $25,000. If you purchase the optional Minimum Initial Premium feature, it must be at least $2,000. We have the right to change these premium requirements.

  ADDITIONAL PREMIUMS
  o Must be at least $1,000; $50 if payments are established as part of a regularly billed program (electronic funds transfer, payroll deduction, etc.) or a tax-qualified plan. We have the right to change these premium requirements.
  o  Will not be accepted,  without our approval, on or after the later of
     (i) the Policy Anniversary following your or the annuitant's 85th birthday or (ii) the Annuity Date.


Ameritas Variable Life OVERTURE MEDLEY!
                                      -11-

  X  OPTIONAL MINIMUM INITIAL PREMIUM FEATURE
         For a charge, you may elect an optional feature to allow the initial premium to be as low as $2,000. Under this feature, additional premium requirements remain the same. This optional feature is only available at issue of the Policy and if you and the annuitant are not older than age 70 at issue of the Policy. See this prospectus' FEES and FEE TABLES sections for information on the charge for this optional feature.

o        ALLOCATING YOUR PREMIUMS
         You must allocate your premiums among the variable investment options or the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation. If you do not specify any allocation, we will not accept your premium.

         o Allocations must be in whole percentages, and total 100%.
         o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
         o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's "right to examine" period may be subject to special requirements.

         "RIGHT TO EXAMINE" PERIOD ALLOCATIONS

         RETURN OF VALUE STATE. In states that permit us to refund your Policy value upon your cancellation of the Policy during the "right to examine" period, we will allocate your initial premium to your selected variable investment options on the date of issue of the Policy.

     RETURN OF PREMIUM STATES AND IRA PLAN POLICIES. In states that require us to refund at least your full premium upon your cancellation of the Policy during the "right to examine" period and for all IRA plan Policies, we will hold the portion of your initial premium allocated to the Separate Account in the Ameritas Money Market Subaccount for 13 days. Then, we will invest your initial premium in the variable investment options pursuant to your application instruction. (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, at the end of the "right to examine" period, you decide to cancel your Policy, we will refund the amount required by your state as stated in your Policy (usually all premiums paid).

[_] YOUR POLICY VALUE
         On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account options) as well as the deductions for fees under the Policy.

o        SEPARATE ACCOUNT VALUE
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

         (a) the net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
         (b)  the daily administrative expense fee; minus
         (c) the daily mortality and expense risk charge; and this result divided by
         (d) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

         When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the Accumulation Unit value on the Business Day the transaction is made.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -12-

o        FIXED ACCOUNT VALUE
         The Policy value of the Fixed Account (the fixed interest rate investment option) on any Business Day equals:
         (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
         (b) any net premiums credited since the end of the previous Policy month; plus
         (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
         (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy month; minus
         (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy month; minus
         (f) the Fixed Account's share of the annual Policy fee on the Policy Anniversary, plus
         (g) interest credited on the Fixed Account balance.

[_}        TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
o Transfers among investment options.
o Establish systematic transfer programs.
o Change of premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually
  3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instruction we reasonably believe to be genuine.

[_]        DEATH OF ANNUITANT

         Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Policy's applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Policy and to name an annuitant and different beneficiaries.

[_]       DELAY OF PAYMENTS

         We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         We may defer payments of partial withdrawals or a cash surrender from the Fixed Account for up to 6 months from the date we receive your Written Notice.

[_]        BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the

Ameritas Variable Life OVERTURE MEDLEY!
                                      -13-
beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

         If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

[_]        MINOR OWNER OR BENEFICIARY

         A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most states parental status does NOT automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

[_]        POLICY CHANGES

         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this Prospectus' first two pages and last page.

[_]        POLICY TERMINATION

         We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY
DISTRIBUTIONS: WITHDRAWALS section for more information.

         If you have paid no premiums during the previous 36-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Policy value is less than $1,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Policy value to maturity, would be less than $20 per month. We will not impose a withdrawal charge on involuntary terminations.

[_]        X OPTIONAL FEATURES

         This Policy allows you the opportunity to select, and pay for, only those variable annuity policy features you want by "unbundling" features that are often incorporated into a base variable annuity policy. Check with your sales representative or us before selecting an optional feature, as some may not be available in your state on the effective date of this Prospectus. These optional features are currently only available at Policy issue, and most are only available if you are then not older than age 70. For features not available in your state on the date of your purchase, we may make them available to existing Owners for a limited time after the feature becomes available. Each of the optional features is principally described in the prospectus sections noted below:

OPTIONAL FEATURES                                       PROSPECTUS SECTION WHERE IT IS COVERED
----------------                                        --------------------------------------
X optional Minimum Initial Premium feature..............IMPORTANT POLICY PROVISIONS:
                                                             Policy Application and Issuance
X optional Withdrawal Charge Period features............FEES: Withdrawals
X optional Free Withdrawal Privilege features...........POLICY DISTRIBUTIONS: Withdrawals
X optional Guaranteed Minimum Death Benefit features....POLICY DISTRIBUTIONS: Death Benefits

          Charges for each of the optional features are shown in this prospectus' FEE TABLES section.


Ameritas Variable Life OVERTURE MEDLEY!
                                      -14-

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

     We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

     You may allocate all or a part of your premiums among 39 Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in Appendix A to this prospectus.

     THE VALUE OF YOUR POLICY WILL GO UP (up arrow) OR DOWN (down arrow) BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE INVESTMENT OPTIONS YOU CHOOSE. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

[_}  SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS (also see APPENDIX A)

     The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

     The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or AVLIC. The Separate Account was established as a separate investment account of AVLIC under Nebraska law on May 28, 1987. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

THE UNDERLYING PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS, AND ARE NOT THE SAME AS OTHER PUBLICLY TRADED MUTUAL FUNDS WITH VERY SIMILAR NAMES. They are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

YOU BEAR THE RISK THAT THE VARIABLE INVESTMENT OPTIONS YOU SELECT MAY FAIL TO MEET THEIR OBJECTIVES, THAT THEY COULD GO DOWN IN VALUE, AND THAT YOU COULD LOSE PRINCIPAL.

Each Subaccount underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.

Ameritas Variable Life OVERTURE MEDLEY!

o      ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS
         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change.

         New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Ameritas Money Market portfolio.

         If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

[_]        FIXED ACCOUNT FIXED INTEREST RATE OPTION

         There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3% per year, compounded annually. We may declare a higher current interest rate. Whatever interest rate we declare will be guaranteed for the Policy Year. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. For additional details regarding the Fixed Account, read the Policy.

ALL AMOUNTS ALLOCATED TO THE FIXED ACCOUNT BECOME ASSETS OF OUR GENERAL ACCOUNT. INTEREST IN THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED WITH THE SEC AND IS NOT SUBJECT TO SEC REGULATION, NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY WITH THE SEC. THEREFORE, SEC STAFF HAVE NOT REVIEWED THE FIXED ACCOUNT DISCLOSURES IN THIS PROSPECTUS.

[_]        TRANSFERS

         The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

          Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:


Ameritas Variable Life OVERTURE MEDLEY!

   TRANSFER RULES:
o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.
o We must receive notice of the transfer- either Written Notice, an authorized telephone transaction, or by internet when available.
o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less the $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
     - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.

     - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits. o The first 15 transfers each Policy Year from one investment option to another are free. Thereafter, transfers may result in a $10 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccounts and the Fixed Account, so is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
-  may be made only once each Policy Year;
-  may be delayed up to six months;
-  is limited during any Policy Year to the greater of:
- 25% of the Fixed account value on the date of the transfer during that Policy Year;
- the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
-  $1,000.
o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
o If the Policy value in any Subaccount falls below $250, we may transfer the remaining balance, without charge, to the Ameritas Money Market portfolio.

[_]        THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third-party services for their service are separate from and in addition to fees paid under the Policy.

[_]      SYSTEMATIC TRANSFER PROGRAMS

o        DOLLAR COST AVERAGING PROGRAM
         Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Ameritas Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

Systematic Transfer Programs are intended to result in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy Value, protect against a loss, or otherwise be successful.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -17-

         DOLLAR COST AVERAGING RULES:
o  There is no additional charge for the Dollar Cost Averaging program.
o We must receive notice of your election and any changed instruction -either Written Notice, by telephone transaction instruction, or by internet when available.
o  Automatic transfers can only occur monthly.
o The minimum transfer amount out of the Ameritas Money Market portfolio or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy month anniversary following the date the Policy's "right to examine" period ends.
o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Ameritas Money Market portfolio or the Fixed Account is less than $100.

The Dollar Cost Averaging program does not protect against a loss and may not achieve your investment goal.

o   PORTFOLIO REBALANCING PROGRAM
         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         PORTFOLIO REBLANCING PROGRAM RULES:
o  There is no additional  charge for the Portfolio  Rebalancing  program.
o  The Fixed Account is excluded from this program.
o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
o  You may have rebalancing occur quarterly, semi-annually or annually.

The Portfolio Rebalancing program does not protect against a loss and may not achieve your investment goal.

o        EARNINGS SWEEP PROGRAM
         The Earnings Sweep program allows you to rebalance earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

         EARNINGS SWEEP PROGRAM RULES:
o  There is no  additional  charge for the Earnings  Sweep  program.
o  The Fixed Account is included in this program.
o You must request the Earnings Sweep program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
o  You may have your earnings rebalanced quarterly, semi-annually or annually.

The Earnings Sweep program does not protect against a loss and may not achieve your investment goal.


Ameritas Variable Life OVERTURE MEDLEY!
                                      -18-

FEES                 (> = Base Policy Fee;  X = Optional Feature Fee)
--------------------------------------------------------------------------------

         The following repeats and adds to information provided in the FEE TABLES section. Please review both prospectus sections for information on fees.

[_]  WITHDRAWAL CHARGE

                                                         Years since receipt of premium
                                        ----- ------ ----- ------ ------ ----- ------ ----- ------ ------
(% of each premium withdrawn)             1      2     3      4      5     6      7     8+     9     10+
---------------------------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ------
> Base Policy 9-Year Withdrawal Charge    8%    8%     8%    7%     7%     6%    5%     4%    2%     0%
---------------------------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ------
X Optional 7-Year Withdrawal              7%    6%     5%    4%     3%     2%    1%     0%      -      -
  Charge
---------------------------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ------
X Optional 5-Year Withdrawal              7%    7%     6%    4%     2%     0%     -     -      -      -
  Charge


     We will deduct a withdrawal charge from Policy value upon a full surrender or partial withdrawal. We may also deduct a withdrawal charge from Policy value on the date annuity income payments begin from amounts applied to provide annuity payments. We do not assess a withdrawal charge on premiums after the second year since receipt that are then applied to the Life or Joint and Last Survivor annuity income options. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.

     The amount of a partial withdrawal you request plus any withdrawal charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" basis). All premiums are deemed to be withdrawn before any earnings.

         X OPTIONAL WITHDRAWAL CHARGE FEATURES
         The optional withdrawal charge features carry the following additional current fees which are deducted monthly from Policy value to equal this annual percentage of Policy value: 0.30% for the Optional 7-Year Withdrawal Charge (guaranteed to never exceed 0.40%), and 0.45% for the Optional 5-Year Withdrawal Charge (guaranteed to never exceed 0.60%). Your election of one of the optional withdrawal charge features must be made at issue of the Policy, and only if you are not older than age 70 at issue of the Policy.

         X OPTIONAL FREE WITHDRAWAL FEATURES
         The base Policy does NOT have any free withdrawal features (allowing withdrawals not subject to a withdrawal charge). Two optional free withdrawal features are available: See the prospectus' POLICY DISTRIBUTIONS: WITHDRAWALS section of this prospectus for details about these features. These optional features have current fees which are deducted monthly from Policy value to equal this annual percentage of Policy value: 0.05% for the Optional 10% Free Withdrawal Privilege (guaranteed to never exceed 0.15%), and 0.20% for the Optional 15%/Carryover Free Withdrawal Privilege (guaranteed to never exceed 0.40%). These fees continu as long as the Policy is in force.

[_]        MORTALITY AND EXPENSE RISK CHARGE

         > We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is equal to an annual rate of 0.60% of the value of the net assets in the Separate Account, and is guaranteed to never exceed an annual rate of 0.75%. This fee is reflected in the Accumulation Unit values for each Subaccount.

         Our MORTALITY RISK arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an Annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will greater than the Policy value.

         Our EXPENSE RISK is that our costs to administer your Policy will exceed the amount we collect through administrative charges.

         If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the withdrawal charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -19-

[_]        ADMINISTRATIVE FEES

         Administrative fees help us cover our cost to administer your Policy.

         ADMINISTRATIVE EXPENSE FEE
         > This fee is equal to an annual rate of 0.15% of the value of the net assets in the Separate Account, and is guaranteed to never exceed an annual rate of 0.25%. This fee is reflected in the Accumulation Unit values for each Subaccount.

         ANNUAL POLICY FEE
         > Currently $0. We reserve the right to charge an annual Policy fee not to exceed $40.
         X The optional Minimum Initial Premium feature has a current annual
           Policy fee of $36.

     Any Policy Fee (currently only levied under the optional Minimum Initial Premium Feature) is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units. It is deducted from each Subaccount in the same proportion that the value in each Subaccount bears to the total Policy value in the Separate Account. We currently waive any Policy Fee if the Policy value is at least $50,000.

[_]        TRANSFER FEE

         > The first 15 transfers per Policy Year from Subaccounts or the Fixed Account are free. A transfer fee of $10 may be imposed for any transfer in excess of 15 per Policy Year. The transfer fee is deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Owner is invested.

[_]        TAX CHARGES

         Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. Presently, we deduct the charge for the tax in those states with a tax either (a) from premiums as they are received, or (b) upon applying proceeds to an annuity income option.

         No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account.

[_]        FEES CHARGED BY THE PORTFOLIOS

         > Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' FEE TABLES section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment adviser and operating expenses.

[_]        OPTIONAL FEATURES' FEES

         X Each of the optional features is principally described in the prospectus sections noted below:

Optional Feature                                          Prospectus Section Where It Is Covered
----------------                                          --------------------------------------
X optional Minimum Initial Premium feature................IMPORTANT POLICY PROVISIONS:
                                                               Policy Application and Issuance
X optional Withdrawal Charge Period features..............FEES: Withdrawals
X optional Free Withdrawal Privilege features.............POLICY DISTRIBUTIONS: Withdrawals
X optional Guaranteed Minimum Death Benefit features......POLICY DISTRIBUTIONS: Death Benefits

Charges for each of the  optional  features  are shown in this  prospectus'  FEE
TABLES section.


------------------------------------------
WAIVER OF CERTAIN FEES
         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge (excluding fees charged by the portfolios) under the Policy. Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. In an exchange of another policy we or an affiliated company issued and where the withdrawal charge has been waived, the withdrawal charge for this Policy may be determined based on the dates premiums were received in the prior policy.

Ameritas Variable Life OVERTURE MEDLEY!

         Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any fees may be subject to state approval.

POLICY DISTRIBUTIONS                (X = Optional Feature)
--------------------------------------------------------------------------------

         There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties and withdrawal charges may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit (including, for an additional charge, an optional feature guaranteed minimum death benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

[_]        WITHDRAWALS

         You may withdraw, by Written Notice, all or part of your Policy's Cash Surrender Value prior to the Annuity Date. Amounts withdrawn (except for optional feature "free" partial withdrawals you may have elected, described below) are subject to a withdrawal charge. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

Withdrawals my be subject to:
  -  Income Tax
  -  Penalty Tax
  -  Withdrawal Charge
Even so called "free" withdrawals may be subject to the tax charges.

         Premiums are deemed to be withdrawn before any earnings; this means that there may be no withdrawal charge if the amount of the withdrawal is less than or equal to premiums received at least "x" years prior to the withdrawal and not considered having been previously withdrawn, where "x" is the number of years in the withdrawal charge period. Of premium considered withdrawn, the oldest premium is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a "first-in, first-out" procedure).

         WITHDRAWAL RULES
o Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment, which will not be earlier than the date receive the form.
o   Minimum withdrawal is $250 from any investment option.
o We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy.
o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Policy value from any Fixed Account option in the ratio that the value of each such investment option bears to the Policy value (i.e., pro rata from each applicable investment option). If you do not specify which investment option(s) to take the withdrawal from, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
o The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because a withdrawal charge or premium tax charge may apply to withdrawals, and because you bear the investment risk for all amounts you allocate to the Separate Account.
o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

o        SYSTEMATIC WITHDRAWAL PLAN
         The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax advisor before requesting this plan.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -21-

o        X Optional "Free" Withdrawal Features
     You may elect one of two optional "free" withdrawal features, for a charge. For information about the charge for these features, see this prospectus' FEES and FEE TABLES sections. Your election must be made at issue of the Policy, and only if you are then not older than age 70.

          X Optional 10% "Free" Withdrawal Feature.
            --------------------------------------
     This optional feature allows you to withdraw, each Policy Year, up to 10% of your Policy value without deduction of a withdrawal charge. Under this option, Policy value is considered withdrawn on the same basis as in the base Policy (first premiums on a first-in first-out basis, then earnings). The 10% amount is determined at the time the withdrawal is made and is reduced by all prior free withdrawals in that Policy Year. Additional premiums contributed later in that Policy year are not included in determining the 10% amount. If you do not withdraw the 10% amount in a Policy Year, you may not carry forward the unused "free" withdrawal amount into the next Policy Year.

          X Optional 15% "Free" Withdrawal with Carryover Privilege Feature.
            ---------------------------------------------------------------
     This optional feature allows you to withdraw, each Policy Year, up to the greater of 15% of your Policy value or any of your accumulated Policy earnings without deduction of a withdrawal charge. (Accumulated Policy earnings are the excess of the Policy value over the net of premiums paid less any previous withdrawals of premium.) Under this option, earnings are considered withdrawn before premium, and premium is considered withdrawn on a first-in first-out basis. The 15% amount is determined at the time the withdrawal is made and is reduced by all prior free withdrawls in that Policy Year. This withdrawal charge will be determined based on the relationship of the amount of principal withdrawn to the net amount of principal remaining in the Policy after any previous withdrawals. Unused "free" withdrawal amounts in a Policy Year are carried forward to the next Policy Year, subject to a maximum of 30% of Policy value.

[_]        LOANS (403B PLANS ONLY)

         Loans are only available if your Policy is a Tax Sheltered Annuity (sometimes called a "TSA" or "403(b) plan") under federal tax law and your Policy value is at least $5,000. We do not charge any loan fee. These Owners can take loans from the Policy value beginning one year after the Policy is issued up to the Annuity Date, and cannot take out more than one loan each Policy year. Loans are subject to the terms of the Policy, the plan, and federal tax law. We reserve the right to modify the terms of a loan to comply with changes in applicable law, or to reject any loan request if we believe it may violate the terms of the plan or applicable law.
(We  are  not   responsible   for   compliance  of  a  loan  request  with  plan
requirements.)

         MINIMUM AND MAXIMUM LOAN AMOUNTS
         MINIMUM - $2,500. Each loan must individually satisfy this minimum amount.
         MAXIMUM - We will calculate the maximum nontaxable loan amount based upon information provided by the plan participant or the employer. Loans may be taxable if a participant has additional loans from other plans. The total of all your outstanding TSA loans must not exceed the lesser of (i) $50,000 reduced by the highest outstanding balance owned during the previous 12 months, or (ii) 50% of your Policy value.

         HOW LOANS ARE PROCESSED
         All loans are made from our general account. We transfer Policy value to our general account as security for the loan. The transfer is made in proportion to assets in and among the Subaccounts and in the Fixed Account, unless you give us different allocation instructions. No withdrawal charge is levied upon Policy value transfers related to loan processing. We are usually able to process a loan request within 7 Business Days.

         LOAN INTEREST
         INTEREST RATE CHARGED ON LOAN BALANCE: currently 7% effective annual rate; guaranteed maximum rate is 8%.
         INTEREST RATE CREDITED TO LOAN: currently 4.5% effective annual rate; guaranteed minimum rate is 3%.
Specific loan terms are disclosed at the time of loan application or issuance.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -22-

         LOAN REPAYMENT
         Loans must be repaid within 5 years, or 20 years if the loan is used to purchase your principal residence. Loan repayments must be identified as such; if they aren't, we'll treat them as additional premium payments and they will not reduce the outstanding loan. Loan repayments must be substantially level and made at least quarterly. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Repayments are allocated to the Subaccounts and Fixed Account pursuant to your then current investment option allocation instructions. Any repayment due under the loan that is unpaid for 90 days will cause the loan balance to become immediately due without notice. The loan will then be treated as a deemed Policy distribution and reported as income to be taxed to the Owner.

         POLICY DISTRIBUTIONS, INCLUDING ANNUITY INCOME PAYMENTS
         While a loan is outstanding, any Policy distributions made, including annuity income payments, will be reduced by the amount of the outstanding loan plus accrued interest.

         TRANSFERRING THE POLICY
         We reserve the right to restrict any transfer of the Policy while a loan is outstanding.

[_]        DEATH BENEFITS

         We will pay the death benefit after we receive Due Proof of Death of an Owner's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

         If an Owner of the Policy is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. A change in the primary annuitant will be treated as the death an Owner.

A death benefit is payable upon:
  -  Your Policy being in force;
  -  Receipt of Due Proof of Death of the first Owner to die;
  -  Election of an annuity income option; and
  -  Proof that the Owner died before any annuity payments begin.
"DUE PROOF OF DEATH" is a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

         If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

         If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.

         If your spouse is the Policy beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS REQUIRED DISTRIBUTION UPON DEATH OF OWNER section below.

         We will deduct any applicable premium tax not previously deducted from the death benefit payable.

o        STANDARD DEATH BENEFIT
         Upon any Owner's death before the Annuity Date, the Policy will end, and we will pay a death benefit to your beneficiary. The death benefit equals the largest of:
  - your Policy value (without deduction of the withdrawal charge) on the later of the date we receive Due Proof of Death or an annuity payout option election less any charge for applicable premium taxes; or
  - the sum of net premiums, less partial withdrawals.

         Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

o        IRS REQUIRED DISTRIBUTION UPON DEATH OF OWNER
Federal law requires that if your Policy is tax non-qualified and you die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death.

Ameritas Variable Life OVERTURE MEDLEY!

Special rules may apply to your surviving spouse. The Statement of Additional Information has a more detailed description of these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' APPENDIX B.

o        X OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT FEATURES
         You may elect one of three optional Guaranteed Minimum Death Benefit features, for a charge. Your election must be made when the Policy is issued, and only if you and the Annuitant are then not older than age 70. Your election cannot be changed or revoked. Each feature ends at your age 85. Under these features, if the Owner is not a natural person, you cannot change the annuitant after the guaranteed minimum death benefit feature is elected. Each of the options provides the opportunity to enhance the Policy's death benefit if Subaccount underlying portfolios should sharply decrease in value. See this prospectus' FEES and FEE TABLES sections for information on the charge for these optional features.

         X OPTIONAL "PERIODIC STEP-UP" GUARANTEED MINIMUM DEATH BENEFIT
         At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of:
              (a) the Policy value at the time Due Proof of Death is received,
              (b) the sum of premiums paid less withdrawals, or
              (c) the guaranteed minimum death benefit on the Policy Anniversary when the most recent death benefit "step-up occurred.
The "step-up" interval is stated in your Policy's schedule page for this feature. For your attained ages 80-85, the guaranteed minimum death benefit amount is the guaranteed minimum death benefit on your 80th birthday adjusted by adding subsequent premiums paid and subtracting withdrawals made. After your 85th birthday, the guaranteed minimum death benefit is $0, so that the death benefit is just the standard death benefit available under the Policy.

         X OPTIONAL 5% ROLL-UP GUARANTEED MINIMUM DEATH BENEFIT
         At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of:
              (a) the current Policy value, or
              (b) the total premiums paid less withdrawals (net premiums) accumulated at 5% simple interest, up to a maximum of 200% of net premiums.
For your attained ages 80-85, the guaranteed minimum death benefit amount is the guaranteed minimum death benefit on your 80th birthday adjusted by adding subsequent premiums paid and subtracting withdrawals made. After your 85th birthday, the guaranteed minimum death benefit is $0, so that the death benefit is just the standard death benefit available under the Policy.

         X OPTIONAL "GREATER OF" GUARANTEED MINIMUM DEATH BENEFIT
     At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of the guaranteed minimum death benefit amount payable under either the optional Periodic Step-up guaranteed minimum death benefit feature, or the optional 5% Roll-up guaranteed minimum death benefit feature.
o        TABLE ILLUSTRATING BENEFITS UPON DEATH
         The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax advisor for advice. You may contact us for more information.


                    IF DEATH OCCURS BEFORE THE ANNUITY DATE:
---------------------- ------------------------- --------------------- ---------------------------------------------
If the deceased is..     and...                   and..                  then the
---------------------- ------------------------- --------------------- ---------------------------------------------
any Policy Owner       - - -                     - - -                 Policy beneficiary receives the death
                                                                       benefit.
---------------------- ------------------------- --------------------- ---------------------------------------------
any Policy Owner       there is no  surviving    the  beneficiary  is  surviving  spouse  may elect to become
                       the joint  Policy Owner   the Policy Owner's    Policy Owner and continue the Policy,
                       or it is the deceased     surviving spouse      may have the Policy end and  receive
                       Owner's  spouse                                 the death benefit.
---------------------- ------------------------- --------------------- ---------------------------------------------
the annuitant          a Policy Owner is living  there is no named     the Policy continues with the Policy Owner
                                                 contingent or joint   as the Policy annuitant unless the Owner
                                                 annuitant             names a new annuitant.
---------------------- ------------------------- --------------------- ---------------------------------------------
the annuitant          the Policy Owner is a     - - -                 the annuitant's death is treated as a
                       non-person                                      Policy Owner's death.
---------------------- ------------------------- --------------------- ---------------------------------------------
an annuitant           a Policy Owner is living  the contingent or     contingent annuitant becomes the annuitant,
                                                 joint annuitant is    and the Policy continues.
                                                 living
---------------------- ------------------------- --------------------- ---------------------------------------------

Ameritas Variable Life OVERTURE MEDLEY!
                                      -24-

                  If death occurs on or after the Annuity Date:

---------------------- -------------------- ------------------------------------------------------------------------
any Policy Owner       there is a living    surviving Policy Owner remains as Owner for purposes of distributing
                       joint Owner, and     any remaining Policy proceeds pursuant to the annuity income option
                       the annuitant is     then in effect.  If the annuity benefit payee was the deceased Policy
                       living               Owner, the surviving Owner receives the proceeds.  If the payee is
                                            other  than  the   deceased Owner, proceeds  continue to be paid to the
                                            payee until the payee's death,  then are paid to the Policy beneficiary.
---------------------- -------------------- ------------------------------------------------------------------------
any Policy Owner       there is no          Policy beneficiary becomes the Policy Owner for purposes of
                       surviving joint      distributing any remaining Policy proceeds pursuant to the annuity
                       Owner, and           income option then in effect.  If the annuity benefit payee was the
                       the annuitant is     Owner, then the Policy beneficiary receives the proceeds.  If the
                       living               payee is other than the Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
---------------------- -------------------- ------------------------------------------------------------------------
any Policy  annuitant  any Policy Owner     Policy Owner (or other named  payee)  receives  distribution  of any
                       is  living           remaining Policy proceeds  pursuant to the annuity income option then in effect.
---------------------- -------------------- ------------------------------------------------------------------------
the annuitant          the annuitant is     Policy beneficiary becomes the Policy Owner for purposes of
                       also the Policy      distributing any remaining Policy proceeds pursuant to the annuity
                       Owner                income option then in effect.  If the annuity benefit payee was the
                                            Owner,  then the Policy  beneficiary receives the proceeds. If the payee is other  than the  Owner,  proceeds continue  to be  paid  to the  payee until the  payee's  death,  then are paid to the Policy beneficiary.
---------------------- -------------------- ------------------------------------------------------------------------


[_]        ANNUITY INCOME PHASE

         A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Policy value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Cash Surrender Value may be placed under one or more annuity income option.

Annuity Payments:
  - require investments to be allocated to our general account, so are not variable.
  -  may be subject to a withdrawal charge.
  -  may be taxable and, if premature, subject to a tax penalty.

         Annuity payments may be subject to a withdrawal charge. A withdrawal charge is not applied on the Annuity Date for premiums applied after the second year since receipt to the Life or Joint and Last Survivor annuity income options. However, the withdrawal charge does apply to Policy value placed under other annuity income options.

         Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

         Payments under the annuity income options are fixed annuity payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income options 1, 2, or 3 (see below). Current immediate annuity rates for options 4 or 5 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table "a" Individual Annuity Table projected 17 years, and an interest rate which is guaranteed to yield 3% on an annual basis. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o        WHEN ANNUITY INCOME PAYMENTS BEGIN
         You select the Annuity Date by completing an election form that you can request from us at any time. This date may not be any earlier than the fifth Policy anniversary. If you do not specify a date, the Annuity Date will be the later of the Policy Anniversary nearest the annuitant's 85th birthday or the fifth Policy Anniversary. Tax-qualified Policies may require an earlier Annuity Date. You may change this date by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -25-

o        SELECTING AN ANNUITY INCOME OPTION
         You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will apply the Policy Cash Surrender Value to make annuity payments under annuity income option 4 providing lifetime income payments.

The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.

         If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).


o        ANNUITY INCOME OPTIONS
         Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options 1, 2 or 3 to option 4, 5 or 6 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

     NOTE: IF YOU ELECT AN ANNUITY INCOME OPTION BASED ON A LIFE CONTINGENCY (OPTION 4 OR 5), IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE ANNUITY OPTION IF THE ANNUITANT DIES BEFORE THE DUE DATE OF THE SECOND ANNUITY PAYMENT, ONLY TWO ANNUITY PAYMENTS WOULD BE MADE IF THE ANNUITANT DIED BEFORE THE DUE DATE OF THE THIRD ANNUITY PAYMENT, ETC. THIS WOULD NOT HAPPEN IF YOU ELECT AN ANNUITY INCOME OPTIONS GUARANTEEING EITHER THE AMOUNT OR DURATION OF PAYMENTS, OR JUST APYING INTEREST (OPTIONS 1,2 OR 3).

         Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)
         We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

         The annuity income options are:


(1) INTEREST PAYMENTS. While proceeds     (4) LIFETIME INCOME ANNUITY. Proceeds
    remain on deposit, we annually            are paid as monthly income
    credit interest to the proceeds.          during the annuitant's life.
    The interest may be paid to the           Variations provide for.
    payee or added to the amount on           guaranteed payments for a period
    deposit.                                  of time.

(2) DESIGNATED AMOUNT ANNUITY.            (5) JOINT AND LAST SURVIVOR LIFETIME
    Proceeds are paid in monthly              INCOME ANNUITY. Proceeds are paid
    installments of a specified               as monthly income during the joint
    amount over at least a 5-year             annuitants' lives and until the
    period until proceeds, with               last of them dies.
    interest, have been fully paid.

(3) DESIGNATED PERIOD ANNUITY.            (6) LUMP SUM.Proceeds are paid in one
    Proceeds are paid in monthly              sum.
    installments for the specified
    period chosen. Monthly incomes
    for each $1,000 of proceeds,
    which include interest, are
    illustrated by a table in the
    Policy.


 Ameritas Variable Life OVERTURE MEDLEY!
                                      -26-

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

         The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax consideration relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

         When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest money (generally on a pre-tax basis) in an annuity as part of a pension or retirement plan that is subject to requirements and may have additional benefits under the Internal Revenue Code beyond those generally applicable to annuities (e.g., "qualified plan" such as IRAs, TSAs, and the like), your contract is called a "Qualified Policy." Other annuities, in which already taxed money is invested (other than as part of a qualified plan which can accept after-tax deposits), are referred to as a "Nonqualified Policy." The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan.

[_]        TAXATION OF NONQUALIFIED POLICIES

         If a non-natural person (e.g., a corporation or a trust) owns a Nonqualified Policy, the taxpayer generally must include in income any increase in the excess of the Policy value over the investment in the Policy (generally, the premiums paid for the Policy) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

 THE FOLLOWING DISCUSSION GENERALLY APPLIES TO POLICES OWNED BY NATURAL PERSONS


o WITHDRAWALS. When a withdrawal from a Nonqualified Policy occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Policy value immediately before the distribution over the Owner's investment in the Policy (generally, the premiums paid for the Policy, reduced by any amount previously distributed from the Policy that was not subject to tax) at that time. In the case of a surrender under a Nonqualified Policy, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Policy.

o PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Nonqualified Policy, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
     -  made on or after the taxpayer reaches age 59 1/2;
     -  made on or after an Owner's death;
     -  attributable to the taxpayer's becoming disabled; or
     - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

   Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

o ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Policy ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Policy has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

o TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from the Policy because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy, or (ii) if distributed under an annuity income option, they are taxed in the same way as annuity payments.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -27-

o TRANSFERS, ASSIGNMENT OR EXCHANGES OF A POLICY. A transfer or assignment of ownership of the Policy, the designation of an Annuitant, the selection of certain dates for annuity payments to begin, or the exchange of the Policy may result in certain tax consequences to you that are not discussed here. An Owner contemplating any such transfer, assignment, or exchange, should consult a tax advisor as to the tax consequences.

o WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

o WITHHOLDING FOR NONRESIDENT ALIEN OWNERS. Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

o MULTIPLE POLICIES. All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount of gain includable in such Owner's income when a taxable distribution occurs.

o FURTHER INFORMATION. We believe that the Policy qualifies as an annuity contract for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Policy."
o



[_]        TAXATION OF QUALIFIED POLICIES

         The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Policy may be subject to the terms of the retirement plan itself, regardless of the terms of the Policy. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Policy comply with the law. Also, you may wish to consult a tax and/or financial adviser regarding the use of the Policy within a qualified or other retirement plan, since the purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment of earning beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits, guaranteed fees and asset allocation models that many retirement plans do not provide.


o INDIVIDUAL RETIREMENT ACCOUNTS (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of adjusted gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the optional guaranteed minimum death benefit provision(s) in the Policy comports with IRA qualification requirements.

o ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amount with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exception) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


Ameritas Variable Life OVERTURE MEDLEY!

o CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant, or both may result if the Policy is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Policy. The Policy includes guaranteed minimum death benefit options that in some cases may exceed the greater of the premiums or the Policy value. The standard death benefit or optional guaranteed minimum death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

o OTHER TAX ISSUES. Qualified Policies have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

   Distributions from Qualified Policies generally are subject to withholding for the Owner's Federal Income Tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

   "Eligible rollover distributions" from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.


[_]        POSSIBLE TAX LAW CHANGES

         Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

         We have the right to modify the Policy in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any Policy and do not intend the above discussion as tax advice.


MISCELLANEOUS
--------------------------------------------------------------------------------

[_]        ABOUT OUR COMPANY


RATINGS: A.M. BEST - A (EXCELLENT), 3rd highest rating of 15 categories.

           STANDARD & POOR'S - AA (VERY STRONG), 3rd highest rating of 21 categories for insurer financial strength. (THESE RATINGS DO NOT BEAR ON THE INVESTMENT PERFORMANCE OF ASSETS HELD IN THE SEPARATE ACCOUNT OR ON THE DEGREE OF RISK IN INVESTMENTS IN THE SEPARATE ACCOUNT)


AWARD: 1999 DALBAR SERVICE AWARD for outstanding service to our annuity customers.
          DALBAR,  INC., AN INDEPENDENT RESEARCH FIRM, PRESENTS THIS
          AWARD TO ACKOWLEDGE THE HIGHEST TIER OF SERVICE SUCCESS AMONG THE 42 FINANCIAL SERVICE COMPANIES RATED. WE ARE PROUD TO BE JUST 1 OF 7 COMPANIES TO RECEIVE THIS AWARD.

     Ameritas Variable Life Insurance Company issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp. ("Ameritas Life"), Nebraska's oldest insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. In 1996, Ameritas Life entered into a joint venture with AmerUs Life Insurance Company (a merger of Central Life Assurance Company founded in 1896 and American Mutual Life Insurance Company founded in 1897). Both Ameritas Life and AmerUs now guarantee the obligations of AVLIC through an agreement forming AMAL Corporation, a holding company that owns the common stock of AVLIC. Our home office address and Service Office is at 5900 "O" Street, Lincoln, Nebraska, 68510. (See page 2 of this prospectus, or the cover page or last page for information on how to contact us.)

Ameritas Variable Life OVERTURE MEDLEY!

         We are engaged in the business of issuing life insurance and annuities throughout the United States (except Maine, New York and Vermont), with an emphasis on products with variable investment options in underlying portfolios.


[_]        DISTRIBUTION OF THE POLICIES


         Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, an affiliate of ours, is the principal underwriter of the Policies. Like us, AIC is also a direct subsidiary of AMAL Corporation, of which Ameritas Acacia Mutual Holding Company is the ultimate majority owner. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions paid to all distributors may be up to a total of 7% of premiums. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' FEES section.


[_]        VOTING RIGHTS

         As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

         As a Policy Owner, you may have a voting rights in the portfolios whose shares underlie the Subaccounts you are invested in. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.


[_]        DISTRIBUTION OF MATERIALS

         We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

[_]      ADVERTISING

         From time to time, we may advertise several types of performance for the Subaccount variable investment options. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios. Following is a description of types of performance reporting:

         TOTAL RETURN is the overall change in the value of an investment in a Subaccount variable investment option over a given period of time.
         STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines. This shows the percentage return on $1,000 invested in the Subaccounts over the most recent 1, 5 and 10 year periods. If the variable investment option was not available for the full period, we give a history from the date money was first received in that option. This return reflects deduction of all recurring Policy charges during each period (i.e. mortality and expense risk charges, annual Policy fee, administrative expenses, and any applicable withdrawal charges). Standardized returns may reflect current waiver of any fees or current charges that are lower than our guaranteed maximum charges.
         Non-standardized average annual total return may be for periods other than those required or may otherwise differ from standardized average annual total return. For example, if a Subaccount's underlying portfolio has been in existence longer than the Subaccount, we may show non-standardized performance for periods that begin on the inception date of the underlying portfolio, rather than the inception date of the Subaccount. Otherwise, non-standardized average annual total return is calculated in a similar manner as that stated above, except we do not include the deduction of any applicable withdrawal charge
(e.g., we assume the Policy continues beyond the period shown), and some non-standardized returns may be based on Policy sizes where the Policy fee would be waived.

[_]        LEGAL PROCEEDINGS

         As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

Ameritas Variable Life OVERTURE MEDLEY!
                                      -30-

APPENDIX A:  VARIABLE INVESTMENT OPTION PORTFOLIOS
--------------------------------------------------------------------------------

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

         This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio for more information about that portfolio.


--------------------------------------------------------------------------------
SEPARATE ACCOUNT PORTFOLIO      INVESTMENT STRATEGY        INVESTMENT OBJECTIVE
--------------------------------------------------------------------------------
ALGER                      Offered through The Alger American Fund
                             Advised by Fred Alger Management, Inc.
--------------------------------------------------------------------------------
Alger American Balanced     Common stock of companies      Current Income and
                            with growth potential and      long-term capital
                            fixed-income securities.       growth
--------------------------  ---------------------------- -----------------------
Alger American              Common stocks of companies     Long-term capital
Leveraged AllCap            with growth potential.         growth
--------------------------------------------------------------------------------
AMERICAN CENTURY      Offered through American Century Variable Portfolios, Inc.
                         Advised by American Century Investment Management, Inc.
--------------------------------------------------------------------------------
VP Income & Growth          Common stocks of U.S.          Long-term capital
                            companies.                     growth. Income is
                                                           secondary.
--------------------------------------------------------------------------------
AMERITAS PORTFOLIOS      Offered through Calvert Variable Series, Inc. Ameritas
 (subadvisor)            Portfolios
                         Advised by Ameritas Investment Corp.
-------------------------- ----------------------------- -----------------------
Ameritas Growth            Common stocks of large U.S.      Long-term capital
 (Fred Alger)              companies with broad product     growth.
                           lines, markets, financial
                           resources and depth of
                           management.
-------------------------- ----------------------------- -----------------------
Ameritas Income & Growth   Dividend paying equity        High level of dividend
         (Fred Alger)      securities, preferably         income, with capital
                           with growth potential.        growth as a secondary
                                                         goal.
-------------------------- ----------------------------- -----------------------
                           Common stocks of midsize U.S.         Long-term
Ameritas MidCap Growth     companies with promising growth       capital growth.
         (Fred Alger)      potential.
-------------------------- ----------------------------- -----------------------
                           Common stocks of small, fast-
Ameritas Small             growing U.S. companies that
Capitalization             offer innovative products,        Long-term capital
(Fred Alger)               services or technologies          growth.
                           to a rapidly expanding
                           marketplace.
-------------------------- ----------------------------- -----------------------
Ameritas Micro Cap         Common stocks of small size       Long-term capital
(Babson)                   U.S. companies.                   growth.
-------------------------- ----------------------------- -----------------------
Ameritas Money Market      Money market securities of       Current income.
(Calvert)                  domestic and foreign issuers.
-------------------------- ----------------------------- -----------------------
                           Common stocks of emerging        Long-term capital
Ameritas Emerging Growth   growth companies or related      growth.
         (MFS Co.)         securities, including foreign
                           securities.
-------------------------- ----------------------------- -----------------------
Ameritas Growth With       Common stocks of companies or     Current income,
Income (MFS Co.)           related securities, including     long-term growth
                           foreign securities, to seek to    of capital and
                           provide income equal to 90% of    income.
                           the S&P 500 Composite Index
                           dividend yield.
-------------------------- ----------------------------- -----------------------
Ameritas Research          Common stocks and related          Long-term capital
(MFS Co.)                  securities of companies with       growth and future
                           favorable prospects for long-,     income.
                           term growth attractive
                           valuations, dominant or
                           growing market share, and
                           superior management.
-------------------------- ----------------------------- -----------------------
Ameritas Select (Oakmark)  Common stocks of U.S.               Long-term capital
                           companies.                          growth.
-------------------------- ----------------------------- -----------------------
Ameritas Index 500         Common stocks of U.S.          Results that
(State Street)             companies on the S&P 500       correspond to the
                           Index.                         S&P 500 Index
                                                          company common stocks.
--------------------------------------------------------------------------------
CALVERT SOCIAL      Offered through Calvert Variable Series, Inc. Calvert Social
                    Portfolios
                      Advised by Calvert Asset Management Company, Inc.
--------------------------------------------------------------------------------
CVS Social Balanced        Primarily large-cap growth        Income and capital
                           oriented common stock of U.S.     growth through
                           companies, with 40% bonds         socially screened
                           and other fixed-income            investments.
                           investments.
-------------------------- ----------------------------- -----------------------
CVS Social International   Common stocks of mid to large   High total return
Equity                     cap companies.                  through socially
                                                           screened investments.
-------------------------- ----------------------------- -----------------------
CVS Social Mid Cap Growth  Common stocks of mid cap       Long-term capital
                           companies.                     growth through
                                                          socially screened
                                                          investments.
-------------------------- ----------------------------- -----------------------
CVS Social Small Cap       Common stocks of small cap      Long-term capital
Growth                     companies.                      growth through
                                                           socially screened
                                                           investments.


Ameritas Variable Life OVERTURE MEDLEY!   Variable Investment Options Portfolios
                                     -A:1-



--------------------------------------------------------------------------------
FIDELITY            Offered through Variable Insurance Products: Service Class 2
(Service Class 2)        Advised by Fidelity Management and Research Company
-------------------------- ----------------------------- -----------------------
IP Asset Manager           Allocated investments among      High total return
                           stocks, bonds and short-term/    with reduced risk
                           money market investments.        over the long-term.
-------------------------- ----------------------------- -----------------------
                           Allocated investments among      High total return.
VIP Asset Manager:         stocks, bonds and short-term/
Growth                     money market investments.
-------------------------- ----------------------------- -----------------------
VIP Contrafund             Common stocks of companies        Long-term capital
                           whose value is not fully          growth.
                           recognized.
-------------------------- ----------------------------- -----------------------
VIP Equity-Income          Income producing equity           Reasonable income.
                           securities.
-------------------------- ----------------------------- -----------------------
VIP Growth                 Common stocks of companies with
                           above average growth potential.      Capital growth.
-------------------------- ----------------------------- -----------------------
                           High yielding fixed-income         High level of
VIP High Income            securities, while also             current income.
                           considering growth of capital.
-------------------------- ----------------------------- -----------------------
                           U.S. Dollar-denominated       High level of current
VIP Investment Grade       investment-grade bonds        income as is consistent
Bond                       (medium and high quality).    with preservation of
                                                         capital.
-------------------------- ----------------------------- -----------------------
VIP Overseas               Securities of foreign
                           companies, diversified across       Long-term capital
                           countries and regions.              growth.
--------------------------------------------------------------------------------
INVESCO FUNDS           Offered through INVESCO Variable Investment Funds, Inc.
                                  Advised by INVESCO Funds Group, Inc.
--------------------------------------------------------------------------------
VIF Dynamics               Common stocks of mid size         Long-term
                           companies.                        capital growth.
--------------------------------------------------------------------------------
MFS                     Offered through MFS Variable Insurance Trust
                      Advised by Massachusetts Financial Services Company
--------------------------------------------------------------------------------
Global Governments         U.S. and foreign government       Income and capital
                           securities, corporate bonds,      growth.
                           and mortgage-backed and
                           asset-backed securities.
-------------------------- ----------------------------- -----------------------
                           Common stocks of smaller cap
New Discovery              emerging growth companies that        Capital growth.
                           are early in their life cycles.
-------------------------- ----------------------------- -----------------------
Utilities                  Equity and debt securities of     Capital growth and
                           U.S. and foreign companies        current income.
                           (including emerging markets)
                           in the utility industry.
--------------------------------------------------------------------------------
MORGAN STANLEY           Offered through Universal Institutional Funds, Inc.
                            Advised by Morgan Stanley Asset Management
--------------------------------------------------------------------------------
Emerging Markets Equity    Growth oriented equity         Long-term capital
                           securities of issuers in       growth.
                           emerging market countries.
-------------------------- ----------------------------- -----------------------
                           Equity securities of issuers     Long-term capital
Global Equity              throughout the world,            growth.
                           including U.S. issuers.
-------------------------- ----------------------------- -----------------------
                           Equity securities of non-U.S.      Long-term capital
International Magnum       issuers domiciled in "EAFE"        growth.
                           countries.
-------------------------- ----------------------------- -----------------------
U.S. Real Estate           Equity securities of companies      Above average
                           in the U.S. real estate industry,   current income
                           including real estate investment    and long-term
                           trusts.                             capital growth.
--------------------------------------------------------------------------------
SALOMON BROTHERS     Offered through Salomon Brothers Variable Series Funds Inc.
                           Advised by Salomon Brothers Asset Management, Inc.
--------------------------------------------------------------------------------
Variable Capital           Common stocks of U.S.        Capital Appreciation.
                           companies of  all sizes.
--------------------------------------------------------------------------------
SUMMIT PINNACLE SERIES       Offered through Summit Mutual Funds Inc.
                              Summit Pinnacle Series
                             Advised by Summit Investment Partners, Inc.
--------------------------------------------------------------------------------
Nasdaq-100 Index            Common stocks of U.S.         Results that
                            companies in  the             correspond to the
                            Nasdaq-100 Index.             Nasdaq-100 Index
                                                          company common stocks.
-------------------------- ----------------------------- -----------------------
                           Common stocks of U.S.          Results that
Russell 2000 Small Cap     companies in the Russell       correspond to the
Index                      2000 Index.                    Russell 2000 Index
                                                          company common stocks.
-------------------------- ----------------------------- -----------------------
S & P Mid Cap 400 Index    Common stocks of U.S.          Results that
                           companies in the S&P MidCap    correspond to the S&P
                           400 Index.                     400 MidCap Index
                                                          company common stocks.
--------------------------------------------------------------------------------
THIRD AVENUE     Offered through Third Avenue Variable Series Trust series fund
                      Advised by EQSF Advisers, Inc.
--------------------------------------------------------------------------------
Third Avenue Value         Common stocks of companies       Long-term capital
                           carrying little debt in          growth.
                           comparison to cash resources.
--------------------------------------------------------------------------------



Ameritas Variable Life OVERTURE MEDLEY!   Variable Investment Options Portfolios
                                     -A:2-

APPENDIX B: TAX-QUALIFIED PLAN DISCLOSURES
--------------------------------------------------------------------------------

                                      INDEX
Disclosure Statement for IRA, SEP IRA, SIMPLE IRA, & Roth IRA plan...............Page B: 1
Disclosure Statement for 401(a) Pension/Profit Sharing, 403(b) ERISA plan........Page B: 10
Withdrawal Restrictions for 403(b) Tax Sheltered Annuity plan....................Page B: 11

--------------------------------------------------------------------------------
DISCLOSURE STATEMENT                                    |                    IRA
AMERITAS VARIABLE LIFE INSURANCE COMPANY                |                SEP IRA
(WE, US, OUR, THE COMPANY)                              |             SIMPLE IRA
    for annuity policies issued as a(n):                |               ROTH IRA
--------------------------------------------------------------------------------



                                TABLE OF CONTENTS
PART I: PURPOSE; YOUR RIGHT TO CANCEL YOUR IRA
PART II. PROVISIONS OF THE IRA LAW
   A. Eligibility
   B. Nontransferability
   C. Nonforfeitability
   D. Premium
   E. Contribution Limits
   F. Distributions Requirements
PART III: RESTRICTIONS AND TAX CONSIDERATIONS
---------------------------------------------
   A. Timing of Contributions
   B. Timing of Roth IRA Conversions
   C. Deductible IRA Contributions
   D. Non-deductible Regular IRA Contributions
   E. Effects of Conversion of
        Regular IRA to Roth IRA
   F. Recharacterization of
        IRA/ Roth IRA Contributions
   G. Excess Contributions
   H. Loans and Prohibited Transactions
   I. Taxability of Regular IRA Distributions
   J. Taxability of Roth IRA Distributions
   K. Lump Sum Distribution
   L. Premature IRA Distribution
   M. Minimum Required Distributions
   N. Tax Filing - Regular IRAs
   O. Tax Filing - Roth IRA
Part IV: STATUS OF OUR IRA PLAN
PART  V: FINANCIAL DISCLOSURE

For purchasers of a Internal Revenue Code Section 408(b) Individual Retirement Annuity (IRA) Plan, 408(k) Simplified Employee Pension (SEP IRA) Plan, 408(p) Savings Incentive Match (SIMPLE IRA) Plan or a 408A Roth IRA, please review the following:

PART I.  PURPOSE; YOUR RIGHT TO CANCEL YOUR IRA

THE INFORMATION PROVIDED IN THIS DISCLOSURE STATEMENT IS PROVIDED PURSUANT TO IRS REQUIREMENTS. IT DOES NOT CONSTITUTE LEGAL OR TAX ADVICE. FOR THAT, CONTACT YOUR OWN LEGAL OR TAX ADVISOR. Numerical references refer to sections of the Internal Revenue Code (IRC).

If you have any questions about your Policy, please contact us at the address and telephone number shown below. For further information about IRAs, contact your personal tax advisor, any district office of the Internal Revenue Service
(IRS), or consult IRS publication 590: Individual Retirement Arrangements. Pub. 590 can be obtained by calling 1-800-TAX-FORM (829-3676).

After you establish an IRA Plan with us, you may revoke your IRA within a limited time and receive a full refund of any initial premium paid. The period to revoke will not be less than seven days following the date your IRA plan policy is issued. To do so, send a signed and dated written notice and your Policy to us at:

                    Ameritas Variable Life Insurance Company
                   Service Center, Attn: Annuity Service Team
                                 P.O. Box 82550
                                Lincoln, NE 68501
                            Telephone 1-800-745-1112

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After your Policy's free look period expires, you cannot forfeit your interest in your IRA or transfer ownership to another person.


PART II.  PROVISIONS OF THE IRA LAW

Your variable annuity Policy can be used for a Regular IRA, a Rollover IRA, a Spousal IRA Arrangement, a Simplified Employee Pension Plan (SEP IRA), or a salary reduction Simplified Employee Pension Plan (SARSEP), a SIMPLE IRA, or a Roth IRA. A separate policy must be purchased for each individual under each plan. State income tax treatment of IRAs varies; this disclosure only discusses the federal tax treatment of IRAs. While provisions of the IRA law are similar for all such plans, the major differences are set forth under the appropriate topics below.


                                    - B: 1 -
AMERITAS VARIABLE LIFE INSURANCE COMPANY          TAX-QUALIFIED PLAN DISCLOSURE

A.   ELIGIBILITY

REGULAR IRA PLAN: Any person under age 70 1/2 and earning income from personal services may establish an IRA Plan, although deductibility of the contributions is determined by adjusted gross income ("AGI") and whether the person (or person's spouse) is an "active participant" in an employer sponsored retirement plan.

ROLLOVER IRA: This is an IRA plan purchased with your distributions from another IRA (including a SEP IRA, SARSEP or SIMPLE IRA), a Section 401(a) Qualified Retirement Plan, or a Section 403(b) Tax Sheltered Annuity (TSA). Amounts transferred as Rollover Contributions are not taxable in the year of distribution (provided the rules for Rollover treatment are satisfied) and may or may not be subject to withholding. Rollover Contributions are not deductible.

SPOUSAL IRA ARRANGEMENT: A Spousal IRA, consisting of a separate contract for each spouse, may be set up provided a joint return is filed, the "nonworking spouse" has less taxable compensation, if any, for the tax year than the working spouse, and is under age 70 1/2 at the end of the tax year.

Divorced spouses can continue a Spousal IRA or start a Regular IRA based on the standard IRA eligibility rules. All taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of the IRA deduction limit.

ROTH IRAS: A Roth IRA must be designated as such when it is established. Eligibility to contribute or convert to a Roth IRA is subject to income and other limits. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.

     1.A  REGULAR  ROTH  IRA  is  a  Roth  IRA  established  to  receive  annual contributions and/or qualified rollover contributions (including IRA conversion contributions) from other Roth IRAs or from other IRAs if permitted by the policy and endorsement. Unlike Regular IRAs, contributions to a Roth IRA are not deductible for tax purposes. However, any gain accumulated in a Roth IRA may be nontaxable, depending upon how and when withdrawals are made.

     2.A ROTH CONVERSION IRA is a Roth IRA established to receive only rollovers or conversions from non-Roth IRAs made in the same tax year and is limited to such contributions.

     3.SPOUSAL  ROTH IRA  ARRANGEMENT:  A  Spousal  Roth IRA may be set up for a
       "non-working" spouse who has less taxable compensation, if any, for the tax year than the "working" spouse, regardless of age, provided the spouses file a joint tax return and subject to the adjusted gross income ("AGI") limits described in PART II, MAXIMUM CONTRIBUTIONS--SPOUSAL ROTH IRA ARRANGEMENT. Divorced spouses can continue a Spousal Roth IRA or start a regular Roth IRA based on standard Roth IRA eligibility rules. Taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of Roth IRA eligibility limits.

SIMPLIFIED EMPLOYEE PENSION PLAN (SEP IRA): An employee is eligible to participate in a SEP IRA Plan based on eligibility requirements set forth in IRS form 5305-SEP or other plan document provided by the employer.

SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLAN (SARSEP): An employee may participate in a SARSEP plan based on eligibility requirements set forth in IRS form 5305A-SEP or the plan document provided by the employer. New SARSEP plans may not be established after December 31, 1996. SARSEPs established prior to January 1, 1997, may continue to receive contributions after 1996, and new employees hired after 1996 are also permitted to participate in such plans.

SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES OF SMALL EMPLOYERS (SIMPLE IRA): An employee may participate in a SIMPLE IRA Plan based on eligibility requirements set forth in IRS Form 5304-SIMPLE or other plan document provided by the employer. A SIMPLE IRA must be established as such, thus some policies may not be available for use with a SIMPLE IRA Plan.

B.   NONTRANSFERABILITY

You may not transfer, assign or sell your IRA Plan to anyone (except in the case of transfer incident to divorce).

C.   NONFORFEITABILITY

The value of your IRA Plan belongs to you at all times, without risk of forfeiture.

D.   PREMIUM

The annual premium (if applicable) of your IRA Plan or Roth IRA may not exceed the lesser of $2,000, or 100% of compensation for the year (or for Spousal IRAs, or Spousal Roth IRAs, the combined compensation of the spouses reduced by any Roth IRA or deductible IRA contribution made by the "working" spouse). Any premium in excess of or in addition to $2,000 will be permitted only as a "Rollover Contribution" (or "Conversion" contribution to a Roth IRA). Your contribution must be made in cash. For IRAs established under SEP Plans (SEP
IRAs), premiums are limited to the lesser of $30,000 or 15% of the first $150,000 of compensation (adjusted for cost of living increases). In addition, if the IRA is under a SARSEP Plan established prior to January 1, 1997, annual premiums made by salary reduction are limited to $7,000 (adjusted for cost of living increases). Premiums under a SIMPLE IRA are limited to permissible levels of annual employee elective contributions (up to $6,000 adjusted for cost of living increases) plus the applicable percentage of employer matching contributions (up to 3% of compensation but not in excess of $6,000, as adjusted) or of employer non-elective contributions (2% of compensation (subject to the cap under Code Section 401(a)(17) as indexed) for each eligible employee).

E.   CONTRIBUTION LIMITS

REGULAR IRA PLAN: In any year that your annuity is maintained under the rules for a Regular IRA Plan, your maximum contribution is limited to 100% of your compensation or $2,000, whichever is less. Further, this is the maximum amount you may contribute to ALL IRAs in a year (including Roth IRAs, but not Education IRAs or employer contributions or salary deferrals made to SEP or SIMPLE IRAs). The amount of permissible contributions to your Regular IRA may or may not be deductible. Whether IRA contributions other than Rollovers) are deductible depends on whether you (or your spouse, if married) are an active participant in an employer-sponsored retirement plan and whether your adjusted gross income ("AGI") is above the "phase-out level." Beginning for tax years after 1997, you will only be deemed to be an active participant and your deductions for contributions subject to phase-out because of your spouse's participation in an employer- sponsored retirement plan, if your combined adjusted gross income exceeds $150,000. SEE PART III. C., DEDUCTIBLE IRA CONTRIBUTIONS.


                                    - B: 2 -
AMERITAS VARIABLE LIFE INSURANCE COMPANY          TAX-QUALIFIED PLAN DISCLOSURE



ROLLOVER IRA: A Plan to Plan Rollover is a method for accomplishing continued tax deferral on otherwise taxable distributions from certain plans. Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a rollover to an IRA:

     1.PARTICIPANT ROLLOVERS are available to participants, surviving spouses or former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans, TSAs or IRAs (including SEPs, SARSEPs, and SIMPLE IRAs). Participant Rollovers are accomplished by contributing part or all of the eligible amounts (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. IRA to IRA Rollovers are limited to one per distributing plan per 12 month period, while direct IRA to IRA transfers (where you do not directly receive a distribution) are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2 year period following the date you first participate in any SIMPLE Plan maintained by your employer.

     2.DIRECT ROLLOVERS are available to participants, surviving spouses and former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans or TSAs. Direct Rollovers are made by instructing the plan trustee, custodian or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

FOR RULES APPLICABLE TO ROLLOVERS OR TRANSFERS TO ROTH IRAS, SEE THE PARAGRAPHS ON ROTH AND ROTH CONVERSION IRAS, THAT FOLLOW.

Certain distributions are NOT considered to be eligible for Rollover and include: (1) distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more; (2) distributions attributable to after-tax employee contributions to a 401(a) Qualified Retirement Plan or TSA; (3) required minimum distributions made during or after the year you reach age 70 1/2 or, if later and applicable, the year in which you retire; and (4) amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed. Also, under the Internal Revenue Service Restructuring and Reform Act of 1998 (IRSRRA"98), hardship distributions made from 401(k) or 403(b) plans on or after January 1, 1999, are no longer considered eligible rollover distributions except as otherwise permitted by the Internal Revenue Service. The Internal Revenue Service announced transition relief from this rule for 1999.

At the time of a Rollover, you must irrevocably designate in writing that the transfer is to be treated as a Rollover Contribution. Eligible amounts which are not rolled over are normally taxed as ordinary income in the year of distribution. If a Rollover Contribution is made to an IRA from a Qualified Retirement Plan, you may later be able to roll the value of the IRA into a new employer's plan PROVIDED YOU MAKE NO CONTRIBUTIONS TO THE IRA OTHER THAN FROM THE FIRST EMPLOYER'S PLAN. THIS IS KNOWN AS "CONDUIT IRA," AND YOU SHOULD DESIGNATE YOUR ANNUITY AS SUCH WHEN YOU COMPLETE YOUR APPLICATION.

SPOUSAL IRA ARRANGEMENT: In any year that your annuity is maintained under the rules for a Spousal IRA, the maximum combined contribution to the Spousal IRA and the "working" spouse's IRA for tax years after 1996, is the lesser of 100% of the combined compensation of both spouses which is includable in gross income (reduced by the amount of any contributions to a Roth IRA or the amount allowed as a deduction to the "working" spouse for contribution to his or her own IRA) or $4,000. No more than $2,000 may be contributed to either spouse's IRA.
Whether the contribution is deductible or non-deductible depends on whether either spouse is an "active participant" in an employer-sponsored retirement plan for the year, and whether the adjusted gross income of the couple is above the applicable phase-out level. (SEE PART III. C., DEDUCTIBLE IRA CONTRIBUTIONS).

The contribution limit for divorced spouses is the lesser of $2,000 or the total of the taxpayer's taxable compensation and alimony received for the year. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum deductible contribution limits).

ROTH IRA: The maximum total annual contribution an individual can make to all IRAs (including Roth IRAs, but not Education, SARSEP or SIMPLE IRAs) is the lesser of $2,000 or 100% of compensation. (This limit does not apply to rollover contributions, which includes amounts converted from a Regular IRA to a Roth
IRA). If an individual contributes to both a Regular IRA and Roth IRA for the same tax year, contributions are treated as first made to the Regular IRA. For Roth IRAs (which are available beginning in the 1998 tax year) this $2,000 limitation is phased out for adjusted gross incomes between $150,000 and $160,000 for joint filers; between $95,000 and $110,000 for single taxpayers; and between $0 and $10,000 for married individuals who file separate tax returns. AGI for this purpose includes any deductible contribution to a Regular IRA, (i.e., the deduction is disregarded) but does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA.

Rollovers and transfers may also be made from one Roth IRA to another. Such rollovers or transfers are generally subject to the same timing and frequency rules as apply to Participant Rollovers and transfers from one Regular or Rollover IRA to another. (SEE PART II, CONTRIBUTION LIMITS: ROLLOVER IRA, ABOVE).

Also, rollovers or conversions may be made from non-Roth IRAs to a Roth IRA. These contributions can be commingled with regular Roth contributions if your policy permits. To be eligible to make such a conversion or rollover from a non-Roth IRA, the taxpayer's adjusted gross income ("AGI") for the taxable year cannot exceed $100,000 (joint or individual) and he or she must NOT be married filing a separate tax return (unless the taxpayer lives apart from his or her spouse at all times during the year). A rollover from a non-Roth IRA to a Roth IRA does not count toward the limit of one rollover per IRA in any 12-month period under the normal IRA rollover rules. Also, eligible rollover distributions received by you or your spouse from a qualified plan other than an IRA, may not be directly rolled over to a Roth IRA. However, you may be able to roll such a distribution over to a non-Roth IRA, then convert that IRA to a Roth IRA. Also if you are eligible to make a conversion, you may transfer amounts from most non-Roth IRAs (other than Education IRAs). Conversion of an individual's SIMPLE IRA is only permitted after expiration of the 2-year period which begins on the date the individual first participated in any SIMPLE IRA Plan of the employer. Once an amount in a SIMPLE IRA or SEP has been converted to a Roth IRA, it is treated as a Roth IRA contribution for all purposes. Future contributions under the SEP or SIMPLE Plan may not be made to the Roth IRA. AGI for the purpose of determining eligibility to convert to a Roth IRA does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA, but does include the amount of any deductible contribution made to a Regular IRA for the tax year.

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In addition,  for tax years beginning  before January 1, 2005,  required minimum distributions from an IRA are included in AGI for purposes of determining eligibility for conversion to a Roth IRA. However, for tax years beginning after December 31, 2004, required minimum distributions from an IRA will not be included in AGI (solely for purposes of determining the $100,000 AGI limit on conversions).

ROTH CONVERSION IRA: A Roth Conversion IRA is a Roth IRA that only accepts IRA conversion contributions made during the same tax year. You should not designate your policy as a Roth Conversion IRA if you wish to make both regular Roth and Conversion contributions to the policy.

SPOUSAL ROTH IRA ARRANGEMENT: If the "non-working" spouse's compensation is less than $2,000, the spouses file a joint tax return, and their combined AGI (unreduced by any deductible IRA contribution made for the year, but not including any amounts includable in income as a result of a conversion to a Roth
IRA) is $150,000 or below, a contribution of up to $2,000 may be made to a separate Spousal Roth IRA in the name of the "non-working" spouse. The $2,000 limit is phased out proportionately between $150,000 and $160,000 of AGI (modified as described above). Spouses are not required to make equal contributions to both Roth IRAs; however no more than $2,000 may be contributed to the "working" or "non-working" spouse's Roth IRA for any year, and the total amount contributed annually to all IRAs (including both Roth and Regular IRAs, but not Education, SARSEP, or SIMPLE IRAs) for both spouses cannot exceed $4,000. If the combined compensation of both spouses (reduced by any deductible IRA or non-deductible Roth contributions made for the "working" spouse) is less than $4,000, the total contribution for all IRAs is limited to the total amount of the spouses' combined compensation. These limits do not apply to rollover contributions.

For divorced spouses, the contribution limit to a Roth IRA is the lesser of $2,000 or the total of the taxpayer's compensation and alimony received for the year, subject to the applicable phase-out limits for eligibility to make contributions to a Roth IRA. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum contribution they are eligible to make in a Roth IRA).

SEP IRA PLAN: In any year that your annuity is maintained under the rules for a SEP Plan, the employer's maximum contribution is the lesser of $30,000 or 15% of your first $150,000 of compensation (adjusted for cost-of-living increases) or as changed under Section 415 of the Code. You may also be able to make contributions to your SEP IRA the same as you do to a Regular IRA; however, you will be considered an "active participant" for purposes of determining your deduction limit. In addition to the above limits, if your annuity is maintained under the rules for a SARSEP, the maximum amount of employee pre-tax contributions which can be made is $7,000 (adjusted for cost of living increases). After December 31, 1996, new SARSEP plans may not be established. Employees may, however, continue to make salary reductions to a SARSEP plan established prior to January 1, 1997. In addition, employees hired after December 31, 1996 may participate in SARSEP plans established by their employers prior to 1997.

SIMPLE IRA: Contributions to a SIMPLE IRA may not exceed the permissible amounts of employee elective contributions and required employer matching contributions or non-elective contributions. Annual employee elective contributions must be expressed as a percentage of compensation and may not exceed $6,000 (adjusted for cost of living increases). If an employer elects a matching contribution formula, it is generally required to match employee contributions dollar for dollar up to 3% of the employee's compensation for the year (but not in excess of $6,000 as adjusted for cost-of-living adjustments). An employer may elect a lower percentage match (but not below 1%) for a year, provided certain notice requirements are satisfied and the employer's election will not result in the matching percentage being lower than 3% in more than 2 of the 5 years in the 5-year period ending with that calendar year. Alternatively, an employer may elect to make non-elective contributions of 2% of compensation for all employees eligible to participate in the plan who have at least $5,000 in compensation for the year. The employer must notify employees of this election within specified time frames in advance of the plan year or election period. "Compensation" for purposes of the 2% non-elective contribution option may not exceed the limit on compensation under Code Section 401(a)(17) ($150,000, adjusted for cost of living increases).

F.   DISTRIBUTION REQUIREMENTS

     1.IRA (EXCEPT ROTH IRAS) DISTRIBUTION REQUIREMENTS

WHILE YOU ARE LIVING. Payments to you from your IRA Plan (other than a Roth IRA) must begin no later than the April 1 following the close of the calendar year in which you attain age 70 1/2, the Required Beginning Date (RBD). If you have not already withdrawn your entire balance by this date, you may elect to receive the entire value of your IRA Plan on or before the RBD in one lump sum; or arrange for an income to be paid over your lifetime, your expected lifetime, or over the lifetimes or expected lifetimes of you and your designated beneficiary.

Once you reach your RBD, you must withdraw at least a minimum amount each year or be subject to a 50% non-deductible excise tax on the difference between the minimum required distribution and the amount distributed. To determine the required minimum distribution for your first "required distribution year" (assuming an annuity payout has not been elected) divide your entire interest (subject to certain adjustments) in your IRA (generally as of December 31 of the calendar year immediately preceding your age 70 1/2 year) by your life expectancy or the joint life expectancies of you and your designated beneficiary. For subsequent required distribution calendar years, the applicable life expectancy(ies) will be applied to your IRA account balance as of December 31 of the calendar year immediately preceding the distribution calendar year (subject to adjustments). Your single or joint life expectancy is determined by using IRS life expectancy tables. See IRS Publications 575 and 590.

Your life expectancy (and that of your spousal beneficiary, if applicable) will be recalculated annually, unless you irrevocably elect otherwise by the time distributions are required to begin. With the recalculation method, if a person whose life expectancy is being recalculated dies, his or her life expectancy will be zero in all subsequent years. The life expectancy of a non-spouse beneficiary cannot be recalculated. Where life expectancy is not recalculated, it is reduced by one year for each year after your 70 1/2 year to determine the applicable remaining life expectancy. Also, if your benefit is payable in the form of a joint and survivor annuity, a larger minimum distribution amount may be required during your lifetime under IRS regulations, unless your spouse is the designated beneficiary. If your designated beneficiary is not your spouse, the designated beneficiary's age will be deemed to be no more than ten (10) years younger than you when determining life expectancy for required payouts. However, under current I.R.S. proposed regulations, this rule only applies while you are living and life expectancy of your beneficiary after your death can be determined without regard to this rule.

AFTER YOUR DEATH. If you die after the RBD, amounts undistributed at your death must be distributed at least as rapidly as under the method being used to determine distributions at the time of your

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death.  If you die  before the RBD,  your  entire  interest  must  generally  be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if a beneficiary is designated, the beneficiary may elect to receive distributions over his or her life expectancy if the beneficiary so elects by December 31 of the year following the year of your death. If the beneficiary fails to make an election, the entire benefit will be paid to the beneficiary under the "five year payout rule". Also, if the designated beneficiary is your spouse, the life annuity distribution must begin by the later of December 31 of the calendar year following the calendar year of your death or December 31 of the year in which you would have attained age 70 1/2. If your designated beneficiary is not your spouse, life annuity distributions must begin by December 31 of the year following your death. A surviving spouse may in the alternative elect to treat the policy as his or her own IRA. This election may be expressly made or will be deemed made if the spouse makes a regular IRA contribution to the policy, makes a rollover to or from the IRA, or fails to elect minimum distributions as described above.

     2.ROTH IRA DISTRIBUTION REQUIREMENTS

WHILE YOU ARE LIVING.  None, even after you reach age 70 1/2.

AFTER YOUR DEATH. If you die after you have reached your Annuity Date, and have begun to receive distributions under an annuity option (not including an interest only option), the remaining Policy value will continue to be distributed to your designated beneficiary according to the terms of the elected options, (provided that method satisfies the requirements of Code Section 408(b)(3), as modified by Code Section 408A(c)(5)).

If you die before you have elected an annuity option or before distribution of your entire interest in the policy has been made or begun, your entire interest in your Roth IRA generally must be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if there is a designated beneficiary, he or she may elect to receive distributions over a period not longer than his or her life expectancy provided the election is made and distributions commence by December 31 of the calendar year following the calendar year of your death. If the beneficiary does not make this election, the entire benefit will be paid to him or her under the "five year payout rule". If your designated beneficiary is your surviving spouse, he or she may elect to delay distributions until the later of the end of the calendar year following the year in which you died or the end of the year in which you would have reached age 70 1/2. If your sole designated beneficiary is your surviving spouse, he or she may elect to treat the policy as his or her own Roth IRA by making an express election to do so, by making a regular Roth IRA contribution or rollover contribution (as applicable or as permissible) to the policy, or by failing to elect minimum distributions under the "five year payout rule" or the life annuity options discussed above.

Life expectancies will be determined by using IRS life expectancy tables. A surviving spouse's life expectancy will be recalculated annually, unless he or she irrevocably elects otherwise. Non-spousal beneficiary life expectancies will be determined using the beneficiary's attained age in the calendar year distributions are required to begin and reducing life expectancy by one for each year thereafter.

     3.TAKING REQUIRED MINIMUM DISTRIBUTIONS FROM ONE IRA:

AGGREGATING  MINIMUM  DISTRIBUTIONS:   If  you  are  required  to  take  minimum
distributions from more than one IRA (either as owner of one or more Regular IRAs and/or as a beneficiary of one or more decedent's Roth IRAs or Regular
IRAs), you may not have to take a minimum distribution from each IRA. (Regular and Roth IRAs are treated as different types of IRAs, so minimum distributions from a Roth IRA will not satisfy the minimum distributions required from a Regular IRA). Instead, you may be able to calculate the minimum distribution amount required for each IRA (considered to be of the same type) separately, add the relevant amounts and take the total required amount from one IRA or Roth IRA (as applicable). However, an individual required to receive minimum distributions as a beneficiary under a Roth IRA can only satisfy the minimum distributions for one Roth IRA by receiving distributions from another Roth IRA if the Roth IRAs were inherited from the same decedent. Because of these requirements, we cannot monitor the required distribution amounts from IRAs held with us. Please check with your tax advisor to verify that you are receiving the proper amount from all of your IRAs.


PART III. RESTRICTIONS & TAX CONSIDERATIONS

A.   TIMING OF CONTRIBUTIONS

Once you establish an IRA, (including a Roth or Spousal Roth IRA) contributions must be made by the due date, not including extensions, for filing your tax return. (Participant Rollovers must be made within 60 days of your receipt of the distribution.) A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN, MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR. SEP IRA contributions must be made by the due date of the Employer's tax return (including extensions). SIMPLE IRA contributions, if permitted, must be made by the tax return due date for the employer (including extensions) for the year for which the contribution is made. Note, an employer is required to make SIMPLE plan contributions attributable to employee elective contributions as soon as it is administratively feasible to segregate these contributions from the employer's general assets, but in no event later than the 30th day of the month following the month in which the amounts would have otherwise been payable to the employee in cash.

B.       TIMING OF ROTH IRA CONVERSIONS

Conversions from a non-Roth IRA to a Roth IRA for a particular tax year, MUST BE INITIATED SO THAT THE DISTRIBUTION OR TRANSFER FROM THE NON-ROTH IRA IS MADE BY DECEMBER 31 OF THAT YEAR. YOU DO NOT HAVE UNTIL THE DUE DATE OF YOUR TAX RETURN FOR A YEAR TO CONVERT A REGULAR IRA TO A ROTH IRA FOR THAT TAX YEAR. For example, if you wish to convert a Regular IRA to a Roth IRA in 2000, the conversion and transfer must be made by December 31, 2000, even though your tax return for 2000 may not be due until April 15, 2001.


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C.   DEDUCTIBLE IRA CONTRIBUTIONS

The amount of permissible contributions to your Regular IRA may or may not be deductible. If you or your spouse are not active participants in an employer sponsored retirement plan, any permissible contribution you make to your IRA will be deductible. If you or your spouse are an active participant in an employer-sponsored retirement plan, the size of your deduction if any, will depend on your combined adjusted gross income (AGI).

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.

If you are an active participant in an employer sponsored requirement plan you may make deductible contributions if your AGI is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

If your AGI is not above the maximum applicable phase out level, a minimum contribution of $200 is permitted regardless of whether the phase out rules provide for a lesser amount.

Active participants with income above the phaseout range are not entitled to an IRA deduction. Due to changes made by the Taxpayer Relief Act of 1997, the phaseout limits are scheduled to increase as follows:

       MARRIED FILING JOINTLY       SINGLE/HEAD OF HOUSEHOLD
YEAR   AGI                          AGI

1999   $51,000 - $  61,000         $31,000 - $41,000
2000   $52,000 - $  62,000         $32,000 - $42,000
2001   $53,000 - $  63,000         $33,000 - $43,000
2002   $54,000 - $  64,000         $34,000 - $44,000
2003   $60,000 - $  70,000         $40,000 - $50,000
2004   $65,000 - $  75,000         $45,000 - $55,000
2005   $70,000 - $  80,000         $50,000 - $60,000
2006   $75,000 - $  85,000         $50,000 - $60,000
2007+  $80,000 - $ 100,000         $50,000 - $60,000

You can elect to treat deductible contributions as non-deductible. SEP IRA, SARSEP, SIMPLE IRA and Roth IRA contributions are not deductible by you.

Remember, except for rollovers, conversions or transfers, the maximum amount you may contribute to all IRAs (including Roth and Regular IRAs, but not Education
IRAs) for a calendar year is $2,000 or 100% of compensation, whichever is less.

D.   NON-DEDUCTIBLE REGULAR IRA CONTRIBUTIONS

You may make non-deductible contributions to your Regular IRA (not including SIMPLE IRAs) even if you are not eligible to make deductible contributions to a Regular IRA or non-deductible contributions to a Roth IRA for the year. The amount of non-deductible contributions you can make depends on the amount of deductible contributions you make. The sum of your non-deductible and deductible contributions for a year may not exceed the lesser of (1) $2,000 ($4,000 combined when a Spousal IRA is also involved), or (2) 100% of your compensation (or, if a Spousal IRA is involved, 100% of you and your spouse's combined compensation, reduced by the amount of any deductible IRA contribution and non-deductible Roth IRA contribution made by the "working" spouse). For plan years beginning on or after January 1, 1998, the sum of your annual non-deductible (including Roth IRA) and deductible contributions, other than when combined with a Spousal IRA or Spousal Roth IRA, may not exceed $2,000. IF YOU WISH TO MAKE A NON-DEDUCTIBLE CONTRIBUTION, YOU MUST REPORT THIS ON YOUR TAX RETURN BY FILING FORM 8606 (NON-DEDUCTIBLE IRA). REMEMBER, YOU ARE REQUIRED TO KEEP TRACK OF YOUR NON-DEDUCTIBLE CONTRIBUTIONS AS THE COMPANY DOES NOT KEEP A RECORD OF THESE FOR YOU. THIS INFORMATION WILL BE NECESSARY TO DOCUMENT THAT THE CONTRIBUTIONS WERE MADE ON A NON-DEDUCTIBLE BASIS AND THEREFORE, ARE NOT TAXABLE UPON DISTRIBUTION.

E.   EFFECTS OF CONVERSION OF REGULAR IRA TO ROTH IRA

If you convert all or part of a non-Roth IRA to a Roth IRA, the amount converted from the non-Roth IRA will be taxable as if it had been distributed to you in the year of distribution or transfer from the non-Roth IRA. If you made non-deductible contributions to any Regular IRA, part of the amount taken out of a Regular IRA for conversion will be taxable and part will be non-taxable. (Use IRS Form 8606 to determine how much of the withdrawal from your Regular IRA is taxable and how much is non-taxable). The taxable portion of the amount converted is includable in your income for the year of conversion.

Amounts properly converted from a non-Roth IRA to a Roth IRA are generally not subject to the 10% early withdrawal penalty. However, if you make a conversion to a Roth IRA, but keep part of the money for any reason, that amount will be taxable in the year distributed from the non-Roth IRA and the taxable portion may be subject to the 10% early withdrawal penalty.

You should consult with your tax advisor to ensure that you receive the tax benefits you desire before you contribute to a Roth IRA, convert to a Roth IRA or take distributions from a Roth IRA. IT WILL ALSO BE IMPORTANT FOR YOU TO KEEP TRACK OF AND REPORT ANY REGULAR OR CONVERSION CONTRIBUTIONS YOU MAKE TO YOUR ROTH IRAS AS REQUIRED BY THE IRS. CONVERSION CONTRIBUTIONS, RECHARACTERIZATIONS OF CONVERSIONS AND DISTRIBUTIONS FROM A ROTH IRA MUST BE REPORTED ON IRS FORM 8606.

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F.   RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS

IRA owners are permitted to treat a contribution made to one type of IRA as made to a different type of IRA for a taxable year in a process known as "recharacterization". A recharacterization is accomplished by an individual who has made a contribution to an IRA of one type for a taxable year, electing to treat the contribution as having been made to a second IRA of a different type for the taxable year. To accomplish the recharacterization, a trustee-to-trustee transfer from the first IRA to the second IRA must be made on or before the due date (including extensions) for filing the individual's Federal income tax return for the taxable year for which the contribution was made to the first IRA. Any net income attributable to the recharacterized contribution must also be transferred to the second IRA. Once the transfer is made, the election is irrevocable. The effect of recharacterizing a contribution is that it is treated as having been originally contributed to the second IRA on the same date and (in the case of a regular contribution) for the same taxable year that the contribution was made to the first IRA. If you elect to recharacterize a contribution, you must report the recharacterization and treat the contribution as having been made to the second IRA, instead of the first, on your Federal income tax return.

Examples of where a recharacterization election might be useful or desired include: where an individual discovers he was ineligible to convert a regular IRA to a Roth IRA because his adjusted gross income exceeded $100,000; amounts were erroneously rolled over from a traditional IRA to a SIMPLE IRA; or an individual decides after he has made a contribution to a regular IRA for a tax year that he is eligible for and prefers to contribute to a Roth IRA, or vice versa. Recharacterizations are not permitted where a deduction has been taken for the contribution to the first IRA; the contribution to the first IRA was the result of a tax-free transfer or; the original contribution was an employer contribution to a SIMPLE or SEP IRA.

RECONVERSION RULES. If you convert a non-Roth IRA to a Roth IRA and then recharacterize it back to a non-Roth IRA, you are not permitted by IRS rules to reconvert the amount from the non-Roth IRA back to a Roth IRA before the beginning of the taxable year following the taxable year in which the amount was converted to a Roth IRA or, if later, the end of the 30-day period beginning on the day on which you recharacterized the Roth IRA to a non-Roth IRA. This rule will apply even if you were not eligible to make the original conversion because of your AGI or tax filing status. If you attempt a reconversion prior to the time permitted, it will be treated as a "failed conversion". The remedy for a failed conversion is recharacterization to a non-Roth IRA. If the failed conversion is not corrected, it will be treated as a regular contribution to a Roth IRA and thus, may be an excess contribution subject to a 6% excise tax for each tax year it remains in the Roth IRA to the extent it exceeds the maximum regular Roth IRA contribution permitted for the tax year. (SEE PART III. G., EXCESS CONTRIBUTIONS, BELOW). Also, the failed conversion will be subject to the 10% premature distribution penalty tax, unless corrected or an exception to that tax applies. CONSULT WITH YOUR TAX ADVISOR BEFORE ATTEMPTING A "RECONVERSION".

G.   EXCESS CONTRIBUTIONS

There is a 6% IRS penalty tax on IRA contributions made in excess of permissible contribution limits. However, excess contributions made in one year may be applied against the contribution limits in a later year if the contributions in the later year are less than the limit. This penalty tax can be avoided if the excess amount, together with any earnings on it, is returned to you before the due date of your tax return for the year for which the excess amount was contributed. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution penalty tax (SEE PART III, PREMATURE IRA DISTRIBUTIONS). The 6% excess contribution penalty tax will apply to each year the excess amount remains in the IRA Plan, until it is removed either by having it returned to you or by making a reduced contribution in a subsequent year. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction). If a taxpayer transfers amounts contributed for a tax year to a Regular IRA (and any earnings allocated to such amounts) to a Roth IRA by the due date for filing the return for such tax year (including extensions), the amounts are not included in the taxpayer's gross income to the extent that no deduction was allowed for the contribution (SEE PART III. F. RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS ABOVE).

EXCESS CONTRIBUTIONS TO A ROTH IRA: If you are ineligible and convert a Regular IRA to a Roth IRA, all or a part of the amount you convert may be an excess contribution. (Examples may include conversions made when your Roth AGI exceeds $100,000 or because you fail to timely make the rollover contribution from the Regular IRA to the Roth IRA). In tax years after 1999, you may also have an excess contribution if your conversion is a "failed conversion" that is not timely corrected. You will have an excess contribution if the ineligible amounts you convert and the contributions you make to all your IRAs for the tax year exceed your IRA contribution limits for the year. To avoid the 6% excise tax on excess contributions, you must withdraw the excess contributions plus earnings before the due date of your tax return (plus extensions) or recharacterize the contribution, if permitted (SEE PART III. F. RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS ABOVE).

H.   LOANS AND PROHIBITED TRANSACTIONS

You may not borrow from your IRA Plan (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA Plan, and its full value (or taxable portions of your Roth IRA or non-deductible Regular IRA) would be includable in your taxable income in the year of violation. This amount would also be subject to the 10% penalty tax on premature distributions. Your IRA Plan will similarly be disqualified if you or your beneficiary engage in any transaction prohibited by Section 4975 of the Internal Revenue Code. A pledge of your IRA as security for a loan will cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

I.   TAXABILITY OF REGULAR IRA DISTRIBUTIONS

Any cash distribution from your IRA Plan, other than a Roth IRA, is normally taxable as ordinary income. All IRAs of an individual are treated as one contract. All distributions during a taxable year are treated as one distribution; and the value of the contract, income on the contract, and investment in the contract is computed as of the close of the calendar year with or within which the taxable year ends. If an individual withdraws an amount from an IRA during a taxable year and the individual has previously made both deductible and non-deductible IRA contributions, the amount excludable from income for the taxable year is the portion of the amount withdrawn which bears the same ratio to the amount withdrawn for the taxable year as the individual's aggregate non-deductible IRA contributions bear to the balance of all IRAs of the individual.

                                    - B: 7 -
AMERITAS VARIABLE LIFE INSURANCE COMPANY          TAX-QUALIFIED PLAN DISCLOSURE

J.   TAXABILITY OF ROTH IRA DISTRIBUTIONS

"Qualified distributions" from a Roth IRA are not included in the taxpayer's gross income and are not subject to the additional ten percent (10%) early withdrawal penalty tax. To be a "qualified distribution," the distribution must satisfy a five-year holding period and meet one of the following four requirements: (1) be made on or after the date on which the individual attains age 59 1/2; (2) be made to a beneficiary or the individual's estate on or after the individual's death; (3) be attributable to the individual being disabled; or
(4) be a distribution to pay for a "qualified" first-time home purchase (up to a lifetime limit of $10,000). The five-year holding period for escaping inclusion in income begins with the first day of the tax year in which any contribution (including a conversion from a Regular IRA) is made to a Roth IRA of the taxpayer. If the Roth IRA owner dies, this 5-taxable-year period is not redetermined for the Roth IRA while it is held in the name of a beneficiary or a surviving spouse who treats the decedent's Roth IRA as his or her own. However, a surviving spouse who treats the Roth IRA as his or her own, must receive any distributions as coming from the surviving spouse's own Roth IRA, thus it cannot be treated as being received by a beneficiary on or after the owner's death for purposes of determining whether the distribution is a "qualified distribution".

If a distribution from a Roth IRA is not a "qualified distribution" and it includes amounts allocable to earnings, the earnings distributed are includable in taxable income and may be subject to the 10% premature distribution penalty if the taxpayer is under age 59 1/2. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made. Only the portion of the conversion includable in income as a result of the conversion would be subject to the penalty tax under this rule. The 5-taxable-year period for this purpose is determined separately for each conversion contribution and may not be the same as the 5-taxable-year period used to determine whether a distribution from a Roth IRA is a "qualified distribution" or not. FOR THIS REASON IT IS IMPORTANT THAT YOU KEEP TRACK OF WHEN YOUR CONVERSION CONTRIBUTIONS ARE MADE TO YOUR ROTH IRA. (SEE
PART III. L., PREMATURE IRA DISTRIBUTIONS).

Unlike Regular IRAs, distributions from Roth IRAs come first from regular contributions, then converted amounts on a first-in first-out basis, and last from earnings. Any distributions made before 2001 which are attributable to 1998 conversion contributions for which the 4-year income-tax spread is being utilized, will result in an acceleration of taxable income in the year of distribution up to the amount of the distribution allocable to the 1998 conversion. This amount is in addition to the amount otherwise includable in gross income for that taxable year as a result of the conversion, but not in excess of the amount required to be included over the 4-year period. This tax treatment would likewise apply in the case of distributions made by a surviving spouse who elects to continue the 4-year spread on death of the original owner of the Roth IRA. Generally, all Roth IRAs (both regular Roth IRAs and Roth Conversion IRAs) must be treated as one for purposes of determining the taxation of distributions. However, if a Roth IRA is held by an individual as beneficiary of a deceased Roth IRA owner, the 5-taxable-year period used to determine whether distributions are qualified or not is determined independently of the 5-year-taxable period for the beneficiary's own Roth IRAs. However, if a surviving spouse elects to treat the Roth IRA as his or her own, the 5-year-taxable period for all of the surviving spouse's Roth IRAs is the earlier of the end of either the 5-taxable-year period for the decedent or that applicable to the surviving spouse's own Roth IRAs.

THE RULES FOR TAXING NON-QUALIFIED DISTRIBUTIONS AND PREMATURE DISTRIBUTIONS OF CONVERSION AMOUNTS FROM A ROTH IRA ARE COMPLEX. TO ENSURE THAT YOU RECEIVE THE TAX RESULT YOU DESIRE, YOU SHOULD CONSULT WITH YOUR TAX ADVISOR BEFORE TAKING A DISTRIBUTION FROM A ROTH IRA.

K.   LUMP SUM DISTRIBUTION

If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth
IRA), and is not eligible for the special 5 or 10 year averaging tax rules under Code Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans.

L.   PREMATURE IRA DISTRIBUTIONS

There is a 10% penalty tax on taxable amounts distributed from your IRA (including the taxable portion of any non-qualified distributions from a Roth IRA, or if you receive a distribution of conversion amounts within the five-year period beginning with the year of the conversion, any amounts distributed that were originally taxable as a result of the conversion) prior to the attainment of age 59 1/2, except for: (1) distributions made to a beneficiary on or after the owner's death; (2) distributions attributable to the owner's being disabled as defined in Code Section 72(m)(7); (3) distributions that are part of a series of substantially equal periodic payments (made at least annually) for the life of the annuitant or the joint lives of the annuitant and his or her beneficiary;
(4) distributions made on or after January 1, 1997 for medical expenses which exceed 7.5% of the annuitant's adjusted gross income; (5) distributions made on or after January 1, 1997, to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more;
(6) distributions made on or after January 1, 1998 for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) qualified first-time home buyer distributions made on or after January 1, 1998 (up to a lifetime maximum of $10,000) used within 120 days of withdrawal to buy, build or rebuild a first home that is the principal residence of the individual, his or her spouse, or any child, grandchild, or ancestor of the individual or spouse, or
(8) distributions to satisfy a levy issued by the IRS. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty. (BUT SEE ROTH IRA EXCEPTIONS BELOW).

Distributions from a SIMPLE Plan during the two-year period beginning on the date the employee first participated in the employer's SIMPLE Plan will be subject to a 25% (rather than 10%) premature distribution penalty tax.

Distributions from a Roth IRA made before the expiration of the applicable 5 year holding period (SEE TAXABILITY OF ROTH IRA DISTRIBUTIONS) are not treated as qualified distributions and are subject to the 10% penalty tax to the extent they are includable in taxable income. In addition, any conversion amounts distributed within the five-year period beginning with the year in which the conversion occurred, are subject to the 10% penalty tax even if the distribution is not currently taxable as income, unless one of the above mentioned exceptions to the penalty tax applies. The penalty tax will only apply to the amount of the conversion that was

                                    - B: 8 -
AMERITAS VARIABLE LIFE INSURANCE COMPANY          TAX-QUALIFIED PLAN DISCLOSURE
includable in income as a result of the conversion (i.e., it will not apply to non-deductible contributions that were converted from the Regular IRA).

M.   MINIMUM REQUIRED  DISTRIBUTIONS  (SEE PART II. F.1. AND F.2.,  NON-ROTH IRA
     MINIMUM  DISTRIBUTION   REQUIREMENTS  AND  ROTH  IRA  MINIMUM  DISTRIBUTION
     REQUIREMENTS.)

If a minimum distribution is not made from your IRA (including a Roth IRA) for a tax year in which it is required, the excess, in any taxable year, of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

N.   TAX FILING-REGULAR IRAS

You are not required to file a special IRA tax form for any taxable year (1) for which no penalty tax is imposed with respect to the IRA Plan, and (2) in which the only activities engaged in, with respect to the IRA Plan, are making deductible contributions and receiving permissible distributions. Information regarding such contributions or distributions will be included on your regular Form 1040. In some years, you may be required to file Form 5329 and/or Form 8606 in connection with your Regular IRA. Form 5329 is filed as an attachment to Form 1040 or 1040A for any tax year that special penalty taxes apply to your IRA. If you make non-deductible contributions to a regular IRA, you must designate those contributions as non-deductible on Form 8606 and attach it to your Form 1040 or 1040A. There is a $100 penalty each time you overstate the amount of your non-deductible contributions unless you can prove the overstatement was due to reasonable cause. Additional information is required on Form 8606 in years you receive a distribution from a Regular IRA. There is a $50 penalty for each failure to file a required Form 8606 unless you can prove the failure was due to reasonable cause. For further information, consult the instructions for Form 5329 (Additional Taxes Attributable to Qualified Retirement Plans (including
IRAs), Annuities, and Modified Endowment Contracts), Form 8606 and IRS Publication 590.

O.   TAX FILING-ROTH IRA

It is your responsibility to keep records of your regular and conversion contributions to a Roth IRA and to file any income tax forms the Internal Revenue Service may require of you as a Roth IRA owner. You will need this information to calculate your taxable income if any, when distributions from the Roth IRA begin. For example, conversion contributions must be reported to the Service on Form 8606. Form 5329 is required to be filed to the Service by you to report and remit any penalty or excise taxes. Consult the instructions to your tax return or your tax advisor for additional reporting requirements that may apply. Additional information is also available in IRS Publication 590.


PART IV. STATUS OF OUR IRA PLAN

The IRS has approved your IRA, SEP IRA, SIMPLE IRA or Roth IRA as to form (except for the Overture Medley variable annuity policy, for which approval is being sought). Approval by the IRS is optional to us as the issuer. Approval by the IRS is to form only and does not represent a determination of the merits of the IRA, SEP IRA, SIMPLE IRA or Roth IRA.


PART V. FINANCIAL DISCLOSURE

Contributions to your IRA will be invested in a variable annuity policy. The variable annuity policy, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity policy IRA cannot be guaranteed or projected. The income and expenses of your variable annuity policy will affect the value of your IRA. Dividends from net income earned are reduced by investment advisory fees and also be certain other costs. For an explanation of these fees and other costs, please refer to your prospectus.


                                    - B: 9 -
AMERITAS VARIABLE LIFE INSURANCE COMPANY          TAX-QUALIFIED PLAN DISCLOSURE

--------------------------------------------------------------------------------
DISCLOSURE STATEMENT
AMERITAS VARIABLE LIFE INSURANCE COMPANY
(WE, US, OUR, THE COMPANY)                       [_] EMPLOYEE BENEFIT
                                                                           PLAN:
                                                  >  PENSION/PROFIT SHARING PLAN
for annuity policies issued as an:                >            403(B) ERISA PLAN
--------------------------------------------------------------------------------

For purchasers of a 401(a) Pension/Profit Sharing Plan, or 403(b) ERISA Plan, the purpose of this statement is to inform you as an independent Fiduciary of the Employee Benefit Plan, of the Sales Representative's relationship to and compensation from Ameritas Variable Life Insurance Company ("we, us, our"), as well as of charges under the variable annuity Policy being purchased from the Sales Representative as described in the Policy Prospectus to which this Disclosure Statement is attached.

The Sales Representative is appointed with us as our Sales Representative and is a Securities Registered Representative. In this position, the Sales Representative is employed to procure and submit to us applications for contracts, including applications for variable annuity policies.

SALES COMMISSION: Commissions paid to all distributors under the Policy may be up to a total of 7% of premiums. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in the Policy's prospectus.

OTHER FEES AND CHARGES are disclosed in the Policy Prospectus "FEE TABLES" and "FEES" sections. Please see the Policy Prospectus Table of Contents for the location of those Prospectus sections. This Disclosure Statement is attached to the Policy Prospectus, and the referenced sections of the Prospectus are incorporated in this Statement by reference. Other Fees and Charges may include the following:

|X| THESE TRANSACTION FEES:
     - WITHDRAWAL CHARGE (A PERCENTAGE OF EACH PREMIUM WITHDRAWN, DEDUCTED FOR A CERTAIN NUMBER OF YEARS AS DEFINED IN THE POLICY PROSPECTUS)
     -    TRANSFER FEE (PER TRANSFER)

|X|      ANNUAL POLICY FEE (DEDUCTED ANNUALLY FROM POLICY VALUE)

|X| THESE SEPARATE ACCOUNT ANNUAL EXPENSES (DEDUCTED DAILY FROM ASSETS ALLOCATED
    TO THE SEPARATE ACCOUNT SUBACCOUNTS):
     -        MORTALITY & EXPENSE RISK CHARGE
     -        ADMINISTRATIVE EXPENSE FEE

|X| OPTIONAL  FEATURE CHARGES FOR THE GUARANTEED  MINIMUM DEATH BENEFIT,  IF
    ELECTED (DEDUCTED MONTHLY FROM ASSETS ALLOCATED TO THE SEPARATE ACCOUNT SUBACCOUNTS)

TAXES: We will deduct premium taxes upon receipt of a premium payment or upon annuitization depending upon the requirements of the law of the state of the Policy owner's residence. Currently, premium taxes will not exceed 3.5% of the premium paid, but are subject to change by legislation, administrative interpretations, or judicial act.

FUND INVESTMENT ADVISORY FEES AND EXPENSES: At the direction of the Policy owner, the Separate Account purchases shares of Funds which are available for investment under this Policy. The net assets of the Separate Account will reflect the value of the Fund shares and therefore, investment advisory fees and other expenses of the Funds. A complete description of these fees and expenses is contained in the Funds' prospectuses.


                                    - B: 10 -
AMERITAS VARIABLE LIFE INSURANCE COMPANY          TAX-QUALIFIED PLAN DISCLOSURE

--------------------------------------------------------------------------------
WITHDRAWAL RESTRICTIONS
AMERITAS VARIABLE LIFE INSURANCE COMPANY
(WE, US, OUR, THE COMPANY)                        |                TAX-SHELTERED
                                                                   ANNUITY (TSA)
for annuity policies issued as a:                                          PLAN
--------------------------------------------------------------------------------

If this policy is purchased by the policyowner or his/her employer as part of a retirement plan under Internal Revenue Code (IRC) Section 403(b), distributions under the policy are limited as follows, notwithstanding policy language to the contrary:

A. Distributions attributable to contributions made and interest accruing after December 3l, 1988, pursuant to a salary reduction agreement within the meaning of IRC Section 402(g)(3)(c) may be paid only:

1. when the employee attains age 59 1/2, separates from service, dies, or becomes disabled within the meaning of IRC Section 72(m)(7); or

2. in the case of hardship. (Hardship distributions may not be made from any income earned after December 31, 1988, which is attributable to salary reduction contributions regardless of when the salary reduction contributions were made)

B. Distributions attributable to funds transferred from IRC Section 403(b)(7) custodial account may be paid or made available only:

1. When the employee attains age 59 1/2, separates from service, dies or becomes disabled within the meaning of IRC Section 72(m)(7); or

2. in the case of financial hardship. Distributions on account of financial hardship will be permitted only with respect to the following amounts:

(i) benefits accrued as of December 31, 1988, but not earnings on those amounts subsequent to that date.
(ii) contributions made pursuant to a salary reduction agreement within the meaning of IRC Section 3121(a)(1)(D) after December 31, 1988, but not as to earnings on those contributions.




                                    - B: 11 -
AMERITAS VARIABLE LIFE INSURANCE COMPANY          TAX-QUALIFIED PLAN DISCLOSURE

[_]        IMSA

  We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.


                                    THANK YOU
                       for reviewing this Prospectus. You
                          should also review the series
                           fund prospectuses for those
                         Subaccount variable investment
                        option underlying portfolios you
                                 wish to select.


                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                    Ameritas Variable Life Insurance Company
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-6153

                              www.overturelife.com



REMEMBER, THE CORRECT FORM is important for us to accurately process your Policy elections and changes. Many can be found on our website "on-line services" site. Or, call us at our toll-free number and we'll send you the form you need.


`      STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

       A Statement of Additional Information and other information about us and the Policy with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

       For a free copy, access it on the SEC's Web site (WWW.SEC.GOVE/EDAUX/PROSPECT.HTM, and type in "Ameritas Variable"), or write or call us. Here is the Table of Contents for the Statement of Additional
Information:

                                            Begin on
                                              Page
-----------------------------------------------------

General Information and History                1
Services
-----------------------------------------------------

Purchase of Securities Being Offered           2
Underwriters
-----------------------------------------------------

Calculation of Performance                     2
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Our Performance Reports
  Yields
-----------------------------------------------------

Additional Tax Information                     5
  General
  Withholding Tax on Distributions
  Diversification
  Owner Control
  Multiple Contracts
  Partial 1035 Exchanges
  Contracts Owned by other than Natural
      Persons
  Death Benefits
  Tax Treatment of Assignments
  Qualified Plans
  Tax Treatment of Withdrawals
  Types of Qualified Plans
-----------------------------------------------------

Other Information                              12
Service Marks & Copyright
Financial Statements
-----------------------------------------------------



(C) Ameritas Variable Life Insurance Company


                [LOGO] Ameritas Variable Life Insurance Company


Ameritas Variable Life OVERTURE MEDLEY!
                                   LAST PAGE

                                 [AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO]
--------------------------------------------------------------------------------
Statement  of  Additional  Information: December  22,2000
to  accompany  Policy Prospectus  dated:  December  22,2000
OVERTURE  MEDLEY !(sm)
Flexible  Premium
Deferred Variable Annuity Policy
                                     Ameritas  Variable Life  Insurance  Company
                                                           Separate Account VA-2
--------------------------------------------------------------------------------
This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read in conjunction with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us through our website at WWW.OVERTURELIFE.COM, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

      TABLE OF CONTENTS                      PAGE

General Information and History................1
Services

Purchase of Securities Being Offered...........2
Underwriters

Calculation of Performance.....................3
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Other Performance Reporting
  Yields

Additional Tax Information.....................5
  General
  Withholding Tax on Distributions
  Diversification
  Owner Control
  Multiple Contracts
  Partial 1035 Exchanges
  Contracts Owned by other than Natural Persons
  Death Benefits
  Tax Treatment of Assignments
  Qualified Plans
  Tax Treatment of Withdrawals
  Types of Qualified Plans

Other Information..............................12
Service Marks and Copyright
Financial Statments
                         GENERAL INFORMATION AND HISTORY

Ameritas Variable Life Insurance Company Separate Account VA-2 is a separate investment account of Ameritas Variable Life Insurance Company ("we, us, our, Ameritas"). We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-interest owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp., Nebraska's oldest insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. In 1996, Ameritas Life entered into a joint venture with AmerUs Life Insurance Company (a merger of Central Life Assurance Company founded in 1896 and American Mutual Life Insurance Company founded in 1897). Both Ameritas Life and AmerUs now guarantee the obligations of Ameritas Variable Life through an agreement forming AMAL Corporation, a holding company that owns the common stock of Ameritas Variable Life. We issue life insurance and annuities throughout the United States (except Maine, New York and Vermont), with an emphasis on products with variable investment options in underlying portfolios managed by advisors of nationally prominent mutual fund companies.

                                    SERVICES

We are the custodian of the assets of the Separate Account. The custodian has custody of all funds of the Separate Account and collects proceeds of shares of the Subaccount underlying portfolios bought and sold by the Separate Account. We are also the custodian of Policy assets in the Fixed Account, which are held in our general account.

Our financial statements as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of the Subaccounts of Separate Account VA-2 as of December 31, 1999, and for each of the two years in the period ended, included in this Statement of Additional Information have been audited by Deloitte

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!SAI:1
                                             STATEMENT OF ADDITIONAL INFORMATION

& Touche LLP, 1248 "O" Street Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

All matters of state and federal law pertaining to the Policies have been passed upon by our internal legal staff.


                      PURCHASE OF SECURITIES BEING OFFERED

The Policy will be sold by licensed insurance agents in states where the Policies may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).


                                  UNDERWRITERS

The Policy is offered continuously and is distributed by Ameritas Investment Corp ("AIC"), 5900 "0" Street, Lincoln, Nebraska 68510. AIC, an affiliate of ours, is also a subsidiary of AMAL Corporation, a holding company that is a joint venture of Ameritas Life Insurance Corp. and AmerUs Life Insurance Company, both of which guaranty the performance of AIC. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. Gross variable annuity compensation we've paid to AIC for AIC's Principal Underwriter fees and distribution concessions was $22,936,819 for 1999, $16,527,487 for 1998, and $11,961,951 for 1997. Of this amount, AIC in turn paid distribution concessions to selling broker dealers and registered representatives.


                           CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via internet and periodic printed reports. Average annual total return quotations on our internet website will be current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subacount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and it's corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.


AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:2
                                             STATEMENT OF ADDITIONAL INFORMATION

STANDARDIZED PERFORMANCE REPORTING
Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the mortality and expense fee, the administrative expense charge, the annual Policy Fee (if any), and is presented both with and without the most expensive of each of the types of optional features. Current fees are used, not the guaranteed maximum fees. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

NON-STANDARDIZED PERFORMANCE REPORTING
We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

OUR PERFORMANCE REPORTS
Since  the  Separate  Account   Subaccounts  under  the  Policy  just  commenced
operations on the effective date of this Prospectus, we do not have any standardized average annual total returns to report for each investment portfolio (except the Ameritas Money Market Subaccount). When we do, they will be shown for 1, 5, and 10 year periods and since inception of each Separate Account Subaccount under the Policy. (More recent returns may be more or less than the stated returns due to market volatility).

The non-standardized average annual total returns that each Subaccount (except any Money Market Subaccount) would have achieved if it had been invested in the corresponding series fund portfolio for the periods indicated, calculated in a manner similar to standardized average annual total return (more recent returns may be more or less than the stated returns due to market volatility) are:

NON-STANDARDIZED "ADJUSTED HISTORICAL" AVERAGE ANNUAL TOTAL RETURN
FOR PERIOD ENDING ON 12/31/1999
(REFLECTS CURRENT BASE POLICY CHARGES THAT ARE APPLICABLE TO THE SEPARATE ACCOUNT ONLY; E.G., NO POLICY FEE, AND NO WITHDRAWAL CHARGES. ALSO REFLECTS EXPERIENCE OF THE SUBACCOUNT UNDERLYING PORTFOLIO FOR PERIODS BEYOND THE SUBACCOUNT'S OWN INCEPTION DATE.) (COMPUTED ON THE SAME BASIS AS STANDARDIZED TOTAL RETURN EXCEPT NO POLICY FEE IS REFLECTED, AND NO WITHDRAWAL CHARGES ARE REFLECTED SINCE THE POLICY IS INTENDED FOR LONG TERM INVESTMENT.) REFLECTS THESE CURRENT EXPENSES DEDUCTED DAILY FROM POLICY SEPARATE ACCOUNT ASSETS TO EQUAL THE ANNUAL % SHOWN: MORTALITY AND EXPENSE RISK CHARGE OF 0.60%, AND ADMINISTRATIVE EXPENSE CHARGE OF 0.15%.


-------------------------------------------------------------------------------------------------------------------
SUBACCOUNT                                     ONE YEAR            FIVE YEAR           TEN YEAR, OR IF LESS,
(INCEPTION DATE)                               CONTINUE POLICY     CONTINUE POLICY     CONTINUE POLICY
-------------------------------------------------------------------------------------------------------------------
ALGER
o Alger American Balanced (9/5/89)                29.22               23.56               13.76
o Alger American Leveraged AllCap (1/25/95)       77.92               N/A                 46.71
AMERICAN CENTURY
o VP Income & Growth (10/30/97)                   17.99               N/A                 23.87
AMERITAS PORTFOLIOS (SUBADVISOR)                  34.70               31.17               22.99
o Ameritas Growth (FRED ALGER) (1/9/89)           44.73               33.33               19.21
o Ameritas Income & Growth (FRED ALGER)           32.21               26.05               24.45
  (11/15/88)
o Ameritas MidCap Growth (FRED ALGER)             47.93               23.40               18.61
  (5/3/93)
o Ameritas Small Capitalization (FRED             N/A                 N/A                 N/A
  Alger) (9/21/88)
o Ameritas Micro Cap (BABSON) (1/1/2001)          76.60               N/A                 36.36
o Ameritas Emerging Growth (MFS CO.)              6.05                N/A                 20.90
  (7/24/95)
o Ameritas Growth With Income (MFS CO.)           23.67               N/A                 22.66
  (10/9/95)
o Ameritas Research (MFS CO.) (7/26/95)           N/A                 N/A                 N/A

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:3
                                             STATEMENT OF ADDITIONAL INFORMATION


o Ameritas Select (OAKMARK) (1/1/2001)            N/A                 N/A                 N/A
o Ameritas Index 500 (STATE STREET) (8/1/95)      20.61               N/A                 26.27
CALVERT SOCIAL
o CVS Social Balanced (9/2/86)                    12.25               16.13               12.03
o CVS Social International Equity (6/30/92)       32.84               18.05               14.73
o CVS Social Mid Cap Growth (7/16/91)             6.94                19.65               14.04
o CVS Social Small Cap Growth (3/15/95)           19.35               N/A                 8.70
FIDELITY
o VIP Asset Manager (9/6/89)                      11.02               15.48               13.09
o VIP Asset Manager: Growth (1/3/95)               7.83                N/A                 N/A
o VIP Contrafund  (1/3/95)                        24.14               N/A                 27.68
o VIP Equity-Income  (10/9/86)                    6.26                18.55               14.50
o VIP Growth (10/9/86)                            37.27               29.67               19.96
o VIP High Income  (9/19/85)                      8.07                10.81               12.39
o VIP Investment  Grade Bond  (12/5/88)           -1.05               7.30                6.30
o VIP Overseas (1/28/87)                          42.39               17.29               11.35
INVESCO FUNDS
o VIF Dynamics (8/27/97)                          80.41               N/A                 43.12
MFS
o Global Governments  (6/14/94)                   -2.51               4.33                4.04
o New Discovery  (5/1/98)                         73.41               N/A                 40.78
o Utilities (1/3/95)                              30.80               N/A                 26.39
MORGAN STANLEY
o Emerging Markets Equity (10/1/96)               95.68               N/A                 12.24
o Global Equity (1/2/97)                          9.46                N/A                 14.25
o International Magnum (1/2/97)                   25.19               N/A                 13.52
o U.S. Real  Estate  (3/3/97)                     -1.36               N/A                 1.28
SALOMON  BROTHERS
o  Variable  Capital  (2/1/98)                    19.07               N/A                 18.80
SUMMIT PINNACLE  SERIES
o Nasdaq-100  Index  (4/26/2000)                  N/A                 N/A                 N/A
o Russell 2000 Small Cap Index (4/26/2000)        N/A                 N/A                 N/A
o S & P Mid Cap 400 Index (5/3/99)                N/A                 N/A                 16.47
THIRD AVENUE
o Third Avenue Value (9/21/99)                    N/A                 N/A                 33.84

-------------------------------------------------------------------------------------------------------------------



YIELDS
We may advertise the current annualized yield for a 30-day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30-day period. Because this yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period. THE YIELD IS COMPUTED BY DIVIDING THE NET INVESTMENT INCOME PER ACCUMULATION UNIT EARNED DURING THE PERIOD BY THE PRICE PER UNIT ON THE LAST DAY OF THE PERIOD, ACCORDING TO THE FOLLOWING
FORMULA:
                            YIELD=2[(A - B +1)6 - 1]
                                       cd
WHERE A=NET INVESTMENT INCOME EARNED DURING THE PERIOD BY THE PORTFOLIO COMPANY ATTRIBUTABLE TO SHARES OWNED BY THE SUBACCOUNT, B=EXPENSES ACCRUED FOR THE PERIOD (NET OF REIMBURSEMENTS), C=THE AVERAGE DAILY NUMBER OF ACCUMULATION UNITS OUTSTANDING DURING THE PERIOD, AND D=THE MAXIMUM OFFERING PRICE PER ACCUMULATION UNIT ON THE LAST DAY OF THE PERIOD. THE YIELD REFLECTS THE BASE POLICY MORTALITY AND EXPENSE RISK FEE AND ADMINISTRATIVE EXPENSE CHARGE. NET INVESTMENT INCOME WILL BE DETERMINED ACCORDING TO RULES ESTABLISHED BY THE SEC. THE YIELD ASSUMES AN AVERAGE POLICY SIZE OF $75,000, SO NO POLICY FEE IS CURRENTLY APPLICABLE, AND ALSO ASSUMES THE POLICY WILL CONTINUE (SINCE THE POLICY IS INTENDED FOR LONG TERM INVESTMENT) SO DOES NOT REFLECT ANY WITHDRAWAL CHARGE.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:4
                                             STATEMENT OF ADDITIONAL INFORMATION

Any current yield quotations of the Ameritas Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The Ameritas Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The Ameritas Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

                                AS OF 12/31/1999

REFLECTING CURRENT CHARGES                YIELD              EFFECTIVE YIELD
Ameritas Money Market Subacccount         6.99%                    7.23%

The Ameritas Money Market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy owner's investment in the Ameritas Money Market Subaccount nor that Subaccount's investment in the Ameritas Money Market series fund portfolio is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

                           ADDITIONAL TAX INFORMATION

NOTE: THIS INFORMATION SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISOR. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR TRANSACTION INVOLVING THE POLICY. PURCHASERS BEAR THE COMPLETE RISK THAT THE POLICY MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND SPECIAL RULES NOT DESCRIBED IN THE POLICY PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL
Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in Policy value until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total withdrawal or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Policy. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the Policy's cost basis is withdrawn. For Policies issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity income option is determined by multiplying the payment by the ratio that the cost basis of the Policy (adjusted for any period certain or refund feature) bears to the expected return under the Policy. Payments received after the investment in the Policy has been recovered (i.e. when the total of the excludable amounts equals the investment in the Policy) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Policy within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under a Policy should seek

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:5
                                             STATEMENT OF ADDITIONAL INFORMATION
competent financial advice about the tax consequences of distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us.

WITHHOLDING TAX ON DISTRIBUTIONS
The Code generally requires us (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from Policies issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Policy other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION
Section 817(h) of the Code provides that in order for a variable annuity policy based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such policy must be "adequately diversified." The Treasury regulations issued under Section 817(h) (Treas. Reg. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Separate Account. The Separate Account, through the series funds and their portfolios, intends to comply with those diversification requirements. We and the series funds have entered into agreements regarding participation in the series funds that requires the series funds and their portfolios to comply with the Treasury regulations.

OWNER CONTROL
The Treasury department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Policy owner control of the investments of the Separate Account will cause the Policy owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:6
                                             STATEMENT OF ADDITIONAL INFORMATION
or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the contract prior to receipt of payments under the Policy.
Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS
The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. OWNERS SHOULD CONSULT A TAX ADVISER PRIOR TO PURCHASING MORE THAN ONE ANNUITY CONTRACT IN ANY CALENDAR YEAR.

PARTIAL 1035 EXCHANGES
Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service has stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. DUE TO THE UNCERTAINTY IN THIS AREA, OWNERS SHOULD CONSULT THEIR OWN TAX ADVISERS PRIOR TO ENTERING INTO A PARTIAL EXCHANGE OF AN ANNUITY CONTRACT.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS
Under Section 72(u) of the Code, the investment earnings on policy premiums will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such policies generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to policies held by a trust or other entity as an agent for a natural person nor to policies held by certain qualified plans. PURCHASERS SHOULD CONSULT THEIR OWN TAX COUNSEL OR OTHER TAX ADVISER BEFORE PURCHASING A POLICY TO BE OWNED BY A NON-NATURAL PERSON.

DEATH BENEFITS
Any death benefits paid under the Policy are taxable to the beneficiary. The rules governing the taxation of payments from an annuity policy, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

TAX TREATMENT OF ASSIGNMENTS
AN ASSIGNMENT OR PLEDGE OF A POLICY MAY HAVE TAX CONSEQUENCES, AND MAY ALSO BE PROHIBITED BY ERISA IN SOME CIRCUMSTANCES. OWNERS SHOULD, THEREFORE, CONSULT COMPETENT LEGAL ADVISERS SHOULD THEY WISH TO ASSIGN OR PLEDGE THEIR POLICY.

QUALIFIED PLANS
The Policy offered by the Prospectus is designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Policies issued to fund the plan.

                          TAX TREATMENT OF WITHDRAWALS
                               NON-QUALIFIED PLANS

Section 72 of the Code governs treatment of distributions from annuity policies. It provides that if the policy value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:7
                                             STATEMENT OF ADDITIONAL INFORMATION
expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

                                 QUALIFIED PLANS

In the case of a withdrawal under a qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified Policy. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 401 (Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Policy; (8) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the policy owner or annuitant (as applicable) and his or her spouse and dependents if the policy owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the policy owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (10) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exception stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2)

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:8
                                             STATEMENT OF ADDITIONAL INFORMATION
income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Effective January 1, 1993, such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TYPES OF QUALIFIED PLANS

The Policy is designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the policies issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Policy, unless we specifically consents to be bound. OWNERS, ANNUITANTS AND BENEFICIARIES ARE RESPONSIBLE FOR DETERMINING THAT CONTRIBUTIONS, DISTRIBUTIONS AND OTHER TRANSACTIONS WITH RESPECT TO THE POLICY COMPLY WITH APPLICABLE LAW.

A qualified Policy will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Policy has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Following are generally descriptions of the types of qualified plans with which annuity policies may be used. Refer to the Policy and Prospectus to determine those qualified plans with which this Policy may be used. Such descriptions are not exhaustive and are for general informational purposes only. THE TAX RULES REGARDING QUALIFIED PLANS ARE VERY COMPLEX AND WILL HAVE DIFFERING APPLICATIONS DEPENDING ON INDIVIDUAL FACTS AND CIRCUMSTANCES. EACH PURCHASER SHOULD OBTAIN COMPETENT TAX ADVICE PRIOR TO PURCHASING A POLICY ISSUED UNDER A QUALIFIED PLAN.

Policies issued pursuant to qualified plans include special provisions restricting Policy provisions that may otherwise be available as described herein. Generally, Policies issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified policies. (See "Tax Treatment of Withdrawals - Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Policies sold by the Company in connection with certain qualified

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:9
                                             STATEMENT OF ADDITIONAL INFORMATION
plans will utilize tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

TAX-SHELTERED ANNUITIES
Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Policy for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Policy. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are allowed under this Policy. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

INDIVIDUAL RETIREMENT ANNUITIES
Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of Policies for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. PURCHASERS OF POLICIES TO BE QUALIFIED AS IRAS SHOULD OBTAIN COMPETENT TAX ADVICE AS TO THE TAX TREATMENT AND SUITABILITY OF SUCH AN INVESTMENT.

ROTH IRAS
Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:10
                                             STATEMENT OF ADDITIONAL INFORMATION

PENSION AND PROFIT-SHARING PLANS
Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Policy to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

NON-QUALIFIED DEFERRED COMPENSATION PLANS -- SECTION 457
Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation Plans under Section 457 of the Code. The amounts deferred under a plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,000 or 33 1/3 percent of the participant's includible compensation. However, in limited circumstances, the plan may provided for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of a plan established by governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 20, 1996 may be amended to satisfy the trust and exclusive benefit requirement any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a plan of a governmental employer if the plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a plan are prohibited under section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under section 457.

AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:11
                                             STATEMENT OF ADDITIONAL INFORMATION

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. Statements in the prospectus and this Statement are intended to be summaries. For a complete statement of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's internet site at WWW.SEC.GOV/EDAUX/PROSPECT.HTM and type in "Ameritas Variable" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)

                            SERVICE MARKS & COPYRIGHT

"Ameritas," and the bison symbol are registered service marks of Ameritas Life Insurance Corp., which licenses their use to Ameritas Variable Life Insurance Company. "OVERTURE MEDLEY!" is a registered service mark of Ameritas Variable Life Insurance Company. The Policy and Policy prospectus are copyrighted by Ameritas Variable Life Insurance Company.

                              FINANCIAL STATEMENTS

Our financial statements follow this page of this Statement. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.



AMERITAS VARIABLE LIFE OVERTURE MEDLEY!  SAI:12
                                             STATEMENT OF ADDITIONAL INFORMATION

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying statement of net assets of each of the subaccounts of Ameritas Variable Life Insurance Company Separate Account VA-2 (comprising, respectively, the Money Market Portfolio Initial Class, Equity-Income Portfolio Initial Class, Equity-Income Portfolio Service Class (commenced June 15, 1998), Growth Portfolio Initial Class, Growth Portfolio Service Class (commenced June 23, 1998), High Income Portfolio Initial Class, High Income Portfolio Service Class (commenced June 23, 1998), Overseas Portfolio Initial Class, and Overseas Portfolio Service Class (commenced July 7,
1998) of the Variable Insurance Products Fund; the Asset Manager Portfolio Initial Class, Asset Manager Portfolio Service Class (commenced June 25, 1998), Investment Grade Bond Portfolio Initial Class, Contrafund Portfolio Initial Class, Contrafund Portfolio Service Class (commenced June 25, 1998) Index 500 Portfolio Initial Class, Asset Manager Growth Portfolio Initial Class, and Asset Manager Growth Portfolio Service Class (commenced June 25, 1998) of the Variable Insurance Products Fund II; the Small Capitalization Portfolio, Growth
Portfolio,  Income and  Growth  Portfolio,  Midcap  Growth  Portfolio,  Balanced
Portfolio, and Leveraged Allcap Portfolio of the Alger American Fund; the Emerging Growth Series Portfolio, World Governments Series Portfolio, Utilities Series Portfolio, Research Series Portfolio, Growth with Income Series Portfolio, and New Discovery Series Portfolio (commenced November 11, 1999) of the MFS Variable Insurance Trust; the Asian Equity Portfolio, Emerging Markets Equity Portfolio, Global Equity Portfolio, International Magnum Portfolio and U.S. Real Estate Portfolio of the Morgan Stanley Dean Witter Universal Funds, Inc.; and the Ameritas Emerging Growth Portfolio (commenced October 29, 1999), Ameritas Growth Portfolio (commenced October 29, 1999), Ameritas Growth with Income Portfolio (commenced October 29, 1999), Ameritas Income and Growth Portfolio (commenced October 29, 1999), Ameritas Index 500 Portfolio (commenced October 29, 1999), Ameritas Midcap Growth Portfolio (commenced October 29,
1999), Ameritas Money Market Portfolio (commenced October 28, 1999), Ameritas Research Portfolio (commenced October 29, 1999), Ameritas Small Capitalization Portfolio (commenced October 29, 1999) of the Calvert Variable Series, Inc.,
Ameritas Portfolios) as of December 31, 1999, and the related statements of operations and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting Ameritas Variable Life Insurance Company Separate Account VA-2 as of December 31, 1999, and the results of its operations and changes in net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Lincoln, Nebraska
February 5, 2000

                                     F-I- 1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                            STATEMENT OF NET ASSETS
                               DECEMBER 31, 1999



ASSETS
INVESTMENTS AT NET ASSET VALUE:
  VARIABLE INSURANCE PRODUCTS FUND:
     Equity-Income   Portfolio   Initial  Class  (Equity   Income   I-Class)  --
      6,435,370.711 shares at $25.71 per share
      (cost $95,606,864)....................................  $  165,453,379
     Equity-Income Portfolio Service Class (Equity Income
      S-Class) -- 483,215.295 shares at $25.66 per share
      (cost $12,122,972)....................................      12,399,303
     Growth Portfolio Initial Class (Growth
      I-Class) -- 3,825,293.680 shares at $54.93 per share
      (cost $89,519,390)....................................     210,123,382
     Growth Portfolio Service Class (Growth
      S-Class) -- 394,127.892 shares at $54.80 per share
      (cost $17,415,406)....................................      21,598,208
     High Income Portfolio  Initial Class (High Income I-Class)
        -- 3,459,962.113  shares at $11.31 per share
      (cost $34,972,168)....................................      39,132,172
     High Income Portfolio Service Class (High Income
      S-Class) -- 569,774.456 shares at $11.28 per share
      (cost $6,395,947).....................................       6,427,055
     Overseas Portfolio Initial Class (Overseas
      I-Class) -- 2,215,205.757 shares at $27.44 per share
      (cost $20,569,485)....................................      60,785,246
     Overseas Portfolio Service Class (Overseas
      S-Class) -- 186,907.203 shares at $27.38 per share
      (cost $4,202,722).....................................       5,117,519
  VARIABLE INSURANCE PRODUCTS FUND II:
     Asset  Manager   Portfolio   Initial  Class
      (Asset  Manager I-Class)
      --7,468,384.028 shares at $18.67 per share
      (cost $98,306,668)....................................     139,434,729
     Asset Manager Portfolio Service Class (Asset Manager
      S-Class) -- 554,881.983 shares at $18.59 per share
      (cost $9,570,899).....................................      10,315,256
     Investment Grade Bond Portfolio Initial Class
      (Investment Grade Bond I-Class) -- 4,828,480.331
      shares at $12.16 per share (cost $58,074,923).........      58,714,322
     Contrafund Portfolio Initial Class (Contrafund
      I-Class) -- 3,470,726.629 shares at $29.15 per share
      (cost $60,255,895)....................................     101,171,683
     Contrafund Portfolio Service Class (Contrafund
      S-Class) -- 625,663.097 shares at $29.10 per share
      (cost $15,347,949)....................................      18,206,797
     Asset Manager Growth Portfolio Initial Class (Asset
      Mgr. Growth I-Class) -- 1,087,878.452 shares at $18.38
      per share (cost $15,395,559)..........................      19,995,205
     Asset Manager Growth Portfolio Service Class (Asset
      Mgr. Growth S-Class) -- 148,820.227 shares at $18.28
      per share (cost $2,438,909)...........................       2,720,435
  ALGER AMERICAN FUND:
     Balanced Portfolio (Balanced) -- 2,561,095.320 shares
      at $15.57 per share (cost $31,237,355)................      39,876,253
     Leveraged Allcap Portfolio (Leveraged
      Allcap) -- 1,442,320.902 shares at $57.97 per share
      (cost $50,773,753)....................................      83,611,342


The accompanying notes are an integral part of these financial statements.

                                     F-I- 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                            STATEMENT OF NET ASSETS
                               DECEMBER 31, 1999



ASSETS, CONTINUED

  MFS VARIABLE INSURANCE TRUST:
     World  Governments   Series  Portfolio   (World
       Governments Series)--339,481.942 shares at $10.03 per share
      (cost $3,524,078).....................................  $    3,405,005
     Utilities Series Portfolio (Utilities
      Series) -- 2,636,985.507 shares at $24.16 per share
      (cost $47,033,438)....................................      63,709,570
     New Discovery Series Portfolio (New Discovery
      Series) -- 35,931.102 shares at $17.27 per share (cost
      $550,745).............................................         620,531
  MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.:
     Asian Equity Portfolio (Asian Equity) -- 839,924.624
      shares at $9.34 per share (cost $5,655,952)...........       7,844,896
     Emerging Markets Equity Portfolio  (Emerging Markets Equity)
      -- 704,784.737 shares at $13.84 per share
      (cost $7,686,053).....................................       9,754,220
     Global Equity Portfolio (Global Equity) -- 863,321.663
      shares at $12.88 per share (cost $10,771,430).........      11,119,583
     International Magnum Portfolio (International
      Magnum) -- 582,696.408 shares at $13.89 per share
      (cost $6,661,954).....................................       8,093,651
     U.S. Real Estate Portfolio (US Real
      Estate) -- 316,280.893 shares at $9.11 per share (cost
      $3,530,565)...........................................       2,881,320
  CALVERT VARIABLE SERIES, INC., AMERITAS PORTFOLIOS:
     Ameritas Emerging Growth Portfolio (Emerging
      Growth) -- 2,755,190.526 shares at $37.86 per share
      (cost $71,416,122)....................................     104,311,514
     Ameritas Growth Portfolio (Growth) -- 2,559,677.821
      shares at $64.83 per share (cost $143,697,942)........     165,943,913
     Ameritas Growth with Income Portfolio (Growth with Income)
       -- 1,457,150.796 shares at $21.17 per share
      (cost $29,487,535)....................................      30,847,882
     Ameritas Income and Growth Portfolio (Income and
      Growth) -- 3,958,290.324 shares at $17.35 per share
      (cost $54,929,527)....................................      68,676,337
     Ameritas Index 500 Portfolio (Index
      500) -- 1,059,461.110 shares at $167.30 per share
      (cost $164,328,509)...................................     177,247,845
     Ameritas Midcap Growth Portfolio (Midcap
      Growth) -- 1,892,640.006 shares at $31.50 per share
      (cost $50,096,579)....................................      59,618,160
     Ameritas Money Market Portfolio (Money
      Market) -- 166,038,806.150 shares at $1.00 per share
      (cost $166,038,806)...................................     166,038,807
     Ameritas Research Portfolio (Research) -- 938,609.343
      shares at $22.99 per share (cost $18,964,720).........      21,578,629
     Ameritas Small Capitalization Portfolio (Small
      Cap) -- 1,682,895.921 shares at $56.42 per share (cost
      $74,788,383)..........................................      94,948,988
                                                              --------------
          NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS....  $1,991,723,137
                                                              ==============


The accompanying notes are an integral part of these financial statements.

                                     F-I- 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                   VARIABLE INSURANCE PRODUCTS FUND
                                                               ----------------------------------------
                                                                  MONEY         EQUITY         EQUITY
                                                                 MARKET         INCOME         INCOME
                                                  TOTAL          I-CLASS        I-CLASS      S-CLASS(1)
                                               ------------    -----------    -----------    ----------
                   1999
INVESTMENT INCOME:
  Dividend distributions received..........    $ 27,403,589    $ 5,491,391    $ 2,674,953     $ 60,699
  Mortality and expense risk charge........     (20,985,412)    (1,225,583)    (2,282,808)     (79,777)
                                               ------------    -----------    -----------     --------
NET INVESTMENT INCOME (LOSS)...............       6,418,177      4,265,808        392,145      (19,078)
                                               ------------    -----------    -----------     --------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions..........      77,209,666             --      5,913,057      134,177
  Net change in unrealized
     appreciation(depreciation)............     283,368,099             --      2,291,495       39,578
                                               ------------    -----------    -----------     --------
NET GAIN (LOSS) ON INVESTMENTS.............     360,577,765             --      8,204,552      173,755
                                               ------------    -----------    -----------     --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS................    $366,995,942    $ 4,265,808    $ 8,596,697     $154,677
                                               ============    ===========    ===========     ========
                   1998
INVESTMENT INCOME:
  Dividend distributions received..........    $ 22,110,883    $ 4,909,957    $ 2,456,196     $     --
  Mortality and expense risk charge........     (15,831,212)    (1,194,527)    (2,339,350)      (7,417)
                                               ------------    -----------    -----------     --------
NET INVESTMENT INCOME (LOSS)...............       6,279,671      3,715,430        116,846       (7,417)
                                               ------------    -----------    -----------     --------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions..........      78,731,557             --      8,741,168           --
  Net change in unrealized
     appreciation(depreciation)............     135,562,898             --      8,490,127      236,755
                                               ------------    -----------    -----------     --------
NET GAIN (LOSS) ON INVESTMENTS.............     214,294,455             --     17,231,295      236,755
                                               ------------    -----------    -----------     --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS................    $220,574,126    $ 3,715,430    $17,348,141     $229,338
                                               ============    ===========    ===========     ========

- ---------------
(1) Commenced business 06/15/98
(2) Commenced business 06/23/98
(3) Commenced business 06/23/98
(4) Commenced business 07/07/98

The accompanying notes are an integral part of these financial statements.

                                     F-I- 4

                        VARIABLE INSURANCE PRODUCTS FUND
 ------------------------------------------------------------------------------
                               HIGH          HIGH
   GROWTH        GROWTH       INCOME        INCOME      OVERSEAS      OVERSEAS
   I-CLASS     S-CLASS(2)     I-CLASS     S-CLASS(3)     I-CLASS     S-CLASS(4)
 -----------   ----------   -----------   ----------   -----------   ----------
 $   275,994   $    4,981   $ 5,123,853    $205,736    $   867,148    $ 12,270
  (2,228,931)    (100,689)     (626,922)    (37,495)      (714,049)    (16,789)
 -----------   ----------   -----------    --------    -----------    --------
  (1,952,937)     (95,708)    4,496,931     168,241        153,099      (4,519)
 -----------   ----------   -----------    --------    -----------    --------
  17,353,110      313,177       191,546       7,691      1,398,626      19,790
  38,476,561    3,843,350      (493,915)     14,843     21,680,316     888,251
 -----------   ----------   -----------    --------    -----------    --------
  55,829,671    4,156,527      (302,369)     22,534     23,078,942     908,041
 -----------   ----------   -----------    --------    -----------    --------
 $53,876,734   $4,060,819   $ 4,194,562    $190,775    $23,232,041    $903,522
 ===========   ==========   ===========    ========    ===========    ========
 $   605,437   $       --   $ 4,330,339    $     --    $ 1,140,373    $     --
  (1,732,129)      (4,565)     (690,007)     (3,896)      (736,427)     (1,477)
 -----------   ----------   -----------    --------    -----------    --------
  (1,126,692)      (4,565)    3,640,332      (3,896)       403,946      (1,477)
 -----------   ----------   -----------    --------    -----------    --------
  15,836,955           --     2,751,569          --      3,361,100          --
  29,131,150      339,452    (7,886,561)     16,265      4,670,094      26,547
 -----------   ----------   -----------    --------    -----------    --------
  44,968,105      339,452    (5,134,992)     16,265      8,031,194      26,547
 -----------   ----------   -----------    --------    -----------    --------
 $43,841,413   $  334,887   $(1,494,660)   $ 12,369    $ 8,435,140    $ 25,070
 ===========   ==========   ===========    ========    ===========    ========


                                     F-I- 5

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                          VARIABLE INSURANCE PRODUCTS FUND II
                                                -------------------------------------------------------
                                                   ASSET         ASSET       INVESTMENT
                                                  MANAGER       MANAGER      GRADE BOND     CONTRAFUND
                                                  I-CLASS      S-CLASS(1)      I-CLASS        I-CLASS
                                                -----------    ----------    -----------    -----------
                    1999
INVESTMENT INCOME:
  Dividend distributions received...........    $ 4,861,717     $ 87,054     $ 2,317,196    $   379,372
  Mortality and expense risk charge.........     (1,829,733)     (61,163)       (776,815)    (1,178,849)
                                                -----------     --------     -----------    -----------
NET INVESTMENT INCOME (LOSS)................      3,031,984       25,891       1,540,381       (799,477)
                                                -----------     --------     -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions...........      6,158,174      110,269         726,963      2,782,063
  Net change in unrealized appreciation
     (depreciation).........................      3,833,320      612,167      (3,751,886)    16,341,494
                                                -----------     --------     -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS..............      9,991,494      722,436      (3,024,923)    19,123,557
                                                -----------     --------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................    $13,023,478     $748,327     $(1,484,542)   $18,324,080
                                                ===========     ========     ===========    ===========
                    1998
INVESTMENT INCOME:
  Dividend distributions received...........    $ 4,583,852     $     --     $ 1,731,957    $   350,465
  Mortality and expense risk charge.........     (1,858,697)      (4,137)       (594,742)      (813,557)
                                                -----------     --------     -----------    -----------
NET INVESTMENT INCOME (LOSS)................      2,725,155       (4,137)      1,137,215       (463,092)
                                                -----------     --------     -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions...........     13,751,556           --         205,487      2,578,421
  Net change in unrealized appreciation
     (depreciation).........................      2,204,967      132,190       2,019,428     13,791,602
                                                -----------     --------     -----------    -----------
NET GAIN (LOSS) ON INVESTMENTS..............     15,956,523      132,190       2,224,915     16,370,023
                                                -----------     --------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................    $18,681,678     $128,053     $ 3,362,130    $15,906,931
                                                ===========     ========     ===========    ===========

- ---------------
(1) Commenced business 06/25/98
(2) Commenced business 06/25/98
(3) Commenced business 06/25/98

The accompanying notes are an integral part of these financial statements.

                                     F-I- 6

               VARIABLE INSURANCE PRODUCTS FUND II                         ALGER AMERICAN FUND
    ---------------------------------------------------------   -----------------------------------------
                                ASSET MANAGER   ASSET MANAGER
    CONTRAFUND     INDEX 500       GROWTH          GROWTH           SMALL                      INCOME AND
    S-CLASS (2)     I-CLASS        I-CLASS       S-CLASS(3)     CAPITALIZATION     GROWTH        GROWTH
    -----------   -----------   -------------   -------------   --------------   -----------   ----------
    $   16,490    $ 1,167,704    $  364,686       $ 18,702       $        --     $   166,387   $   86,242
      (100,233)    (1,496,283)     (221,680)       (15,795)         (707,441)     (1,307,380)    (487,121)
    ----------    -----------    ----------       --------       -----------     -----------   ----------
       (83,743)      (328,579)      143,006          2,907          (707,441)     (1,140,993)    (400,879)
    ----------    -----------    ----------       --------       -----------     -----------   ----------
       120,925        792,371       604,845         31,018         8,554,724      11,360,653    2,564,053
     2,485,597     12,177,153     1,604,916        231,799           469,622       5,486,269    2,601,312
    ----------    -----------    ----------       --------       -----------     -----------   ----------
     2,606,522     12,969,524     2,209,761        262,817         9,024,346      16,846,922    5,165,365
    ----------    -----------    ----------       --------       -----------     -----------   ----------
    $2,522,779    $12,640,945    $2,352,767       $265,724       $ 8,316,905     $15,705,929   $4,764,486
    ==========    ===========    ==========       ========       ===========     ===========   ==========
    $       --    $   786,943    $  297,859       $     --       $        --     $   173,339   $  104,987
        (4,856)    (1,123,527)     (196,347)        (1,275)         (803,975)       (945,575)    (404,776)
    ----------    -----------    ----------       --------       -----------     -----------   ----------
        (4,856)      (336,584)      101,512         (1,275)         (803,975)       (772,236)    (299,789)
    ----------    -----------    ----------       --------       -----------     -----------   ----------
            --      1,822,698     1,392,928             --         8,752,723      10,592,649    2,904,643
       373,250     19,083,799       634,145         49,726         2,183,950      18,379,701    5,691,621
    ----------    -----------    ----------       --------       -----------     -----------   ----------
       373,250     20,906,497     2,027,073         49,726        10,936,673      28,972,350    8,596,264
    ----------    -----------    ----------       --------       -----------     -----------   ----------
    $  368,394    $20,569,913    $2,128,585       $ 48,451       $10,132,698     $28,200,114   $8,296,475
    ==========    ===========    ==========       ========       ===========     ===========   ==========

                                     F-I- 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                     ALGER AMERICAN FUND
                                                           ----------------------------------------
                                                             MIDCAP                      LEVERAGED
                                                             GROWTH        BALANCED       ALLCAP
                         1999                              -----------    ----------    -----------
INVESTMENT INCOME:
  Dividend distributions received......................    $        --    $  299,993    $        --
  Mortality and expense risk charge....................       (498,302)     (359,131)      (513,954)
                                                           -----------    ----------    -----------
NET INVESTMENT INCOME (LOSS)...........................       (498,302)      (59,138)      (513,954)
                                                           -----------    ----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain distributions......................      6,889,497     1,521,652      2,107,473
  Net change in unrealized appreciation
     (depreciation)....................................     (3,851,259)    5,827,330     26,095,122
                                                           -----------    ----------    -----------
NET GAIN (LOSS) ON INVESTMENTS.........................      3,038,238     7,348,982     28,202,595
                                                           -----------    ----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS...........................................    $ 2,539,936    $7,289,844    $27,688,641
                                                           ===========    ==========    ===========
                         1998
INVESTMENT INCOME:
  Dividend distributions received......................    $        --    $  158,910    $        --
  Mortality and expense risk charge....................       (483,549)     (152,734)      (147,668)
                                                           -----------    ----------    -----------
NET INVESTMENT INCOME (LOSS)...........................       (483,549)        6,176       (147,668)
                                                           -----------    ----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain distributions......................      3,119,502       705,874        437,518
  Net change in unrealized appreciation
     (depreciation)....................................      6,907,531     2,653,456      5,190,038
                                                           -----------    ----------    -----------
NET GAIN (LOSS) ON INVESTMENTS.........................     10,027,033     3,359,330      5,627,556
                                                           -----------    ----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS...........................................    $ 9,543,484    $3,365,506    $ 5,479,888
                                                           ===========    ==========    ===========

- ---------------
(1) Commenced business 11/11/99

The accompanying notes are an integral part of these financial statements.

                                     F-I- 8

                          MFS VARIABLE INSURANCE TRUST
     ----------------------------------------------------------------------------------------
                        WORLD
       EMERGING      GOVERNMENTS    UTILITIES      RESEARCH      GROWTH WITH    NEW DISCOVERY
     GROWTH SERIES     SERIES        SERIES         SERIES      INCOME SERIES    SERIES (1)
     -------------   -----------   -----------   ------------   -------------   -------------
     $         --    $  195,786    $   485,153   $     32,851   $     86,188      $     --
         (670,362)      (47,710)      (580,004)      (178,869)      (292,580)         (538)
     ------------    ----------    -----------   ------------   ------------      --------
         (670,362)      148,076        (94,851)      (146,018)      (206,392)         (538)
     ------------    ----------    -----------   ------------   ------------      --------
               --            --      2,439,376        173,602        103,453         9,311
       11,591,679      (288,901)    11,233,906      1,064,585         84,493        69,785
     ------------    ----------    -----------   ------------   ------------      --------
       11,591,679      (288,901)    13,673,282      1,238,187        187,946        79,096
     ------------    ----------    -----------   ------------   ------------      --------
     $ 10,921,317    $ (140,825)   $13,578,431   $  1,092,169   $    (18,446)     $ 75,558
     ============    ==========    ===========   ============   ============      ========
     $         --    $   33,336    $   245,880   $     13,758   $         --      $     --
         (611,693)      (35,811)      (308,735)      (130,753)      (265,114)           --
     ------------    ----------    -----------   ------------   ------------      --------
         (611,693)       (2,475)       (62,855)      (116,995)      (265,114)           --
     ------------    ----------    -----------   ------------   ------------      --------
          385,947            --      1,117,922        180,422             --            --
       13,357,575       172,955      2,524,701      1,891,547      4,105,744            --
     ------------    ----------    -----------   ------------   ------------      --------
       13,743,522       172,955      3,642,623      2,071,969      4,105,744            --
     ------------    ----------    -----------   ------------   ------------      --------
     $ 13,131,829    $  170,480    $ 3,579,768   $  1,954,974   $  3,840,630      $     --
     ============    ==========    ===========   ============   ============      ========

                                     F-I- 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                   MORGAN STANLEY DEAN WITTER
                                                                      UNIVERSAL FUNDS, INC.
                                                            -----------------------------------------
                                                              ASIAN          EMERGING        GLOBAL
                                                              EQUITY      MARKETS EQUITY     EQUITY
                          1999                              ----------    --------------    ---------
INVESTMENT INCOME:
  Dividend distributions received.......................    $   39,486     $     1,264      $ 130,565
  Mortality and expense risk charge.....................       (50,487)        (63,674)      (126,429)
                                                            ----------     -----------      ---------
NET INVESTMENT INCOME (LOSS)............................       (11,001)        (62,410)         4,136
                                                            ----------     -----------      ---------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain distributions.......................            --              --        505,014
  Net change in unrealized appreciation
     (depreciation).....................................     2,511,132       3,708,710       (212,881)
                                                            ----------     -----------      ---------
NET GAIN (LOSS) ON INVESTMENTS..........................     2,511,132       3,708,710        292,133
                                                            ----------     -----------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS............................................    $2,500,131     $ 3,646,300      $ 296,269
                                                            ==========     ===========      =========
                          1998
INVESTMENT INCOME:
  Dividend distributions received.......................    $   14,136     $    15,303      $  54,910
  Mortality and expense risk charge.....................       (15,708)        (40,749)       (78,584)
                                                            ----------     -----------      ---------
NET INVESTMENT INCOME (LOSS)............................        (1,572)        (25,446)       (23,674)
                                                            ----------     -----------      ---------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain distributions.......................            --              --         46,830
  Net change in unrealized appreciation
     (depreciation).....................................       (41,512)       (979,576)       530,951
                                                            ----------     -----------      ---------
NET GAIN (LOSS) ON INVESTMENTS..........................       (41,512)       (979,576)       577,781
                                                            ----------     -----------      ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS............................................    $  (43,084)    $(1,005,022)     $ 554,107
                                                            ==========     ===========      =========

- ---------------
(1) Commenced business 10/29/99
(2) Commenced business 10/29/99
(3) Commenced business 10/29/99
(4) Commenced business 10/29/99
(5) Commenced business 10/29/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 10

     MORGAN STANLEY DEAN WITTER                       CALVERT VARIABLE SERIES, INC.,
        UNIVERSAL FUNDS, INC.                              AMERITAS PORTFOLIOS
     ---------------------------   --------------------------------------------------------------------
     INTERNATIONAL    U.S. REAL     EMERGING                   GROWTH WITH   INCOME AND
         MAGNUM         ESTATE      GROWTH(1)     GROWTH(2)     INCOME(3)     GROWTH(4)    INDEX 500(5)
     --------------   ----------   -----------   -----------   -----------   -----------   ------------
       $   58,422     $ 174,088    $        --   $    20,307   $   14,915    $        --   $   260,667
          (83,151)      (42,152)      (193,732)     (347,699)     (66,800)      (139,267)     (382,295)
       ----------     ---------    -----------   -----------   ----------    -----------   -----------
          (24,729)      131,936       (193,732)     (327,392)     (51,885)      (139,267)     (121,628)
       ----------     ---------    -----------   -----------   ----------    -----------   -----------
           29,598            --             --            --           --      1,976,392            --
        1,502,573      (264,366)    32,895,392    22,245,971    1,360,347     13,746,810    12,919,335
       ----------     ---------    -----------   -----------   ----------    -----------   -----------
        1,532,171      (264,366)    32,895,392    22,245,971    1,360,347     15,723,202    12,919,335
       ----------     ---------    -----------   -----------   ----------    -----------   -----------
       $1,507,442     $(132,430)   $32,701,660   $21,918,579   $1,308,462    $15,583,935   $12,797,707
       ==========     =========    ===========   ===========   ==========    ===========   ===========
       $   17,781     $  85,165    $        --   $        --   $       --    $        --   $        --
          (59,173)      (39,682)            --            --           --             --            --
       ----------     ---------    -----------   -----------   ----------    -----------   -----------
          (41,392)       45,483             --            --           --             --            --
       ----------     ---------    -----------   -----------   ----------    -----------   -----------
           19,782        25,863             --            --           --             --            --
          207,777      (526,497)            --            --           --             --            --
       ----------     ---------    -----------   -----------   ----------    -----------   -----------
          227,559      (500,634)            --            --           --             --            --
       ----------     ---------    -----------   -----------   ----------    -----------   -----------
       $  186,167     $(455,151)   $        --   $        --   $       --    $        --   $        --
       ==========     =========    ===========   ===========   ==========    ===========   ===========

                                    F-I- 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                            CALVERT VARIABLE SERIES, INC.,
                                                                  AMERITAS PORTFOLIOS
                                                -------------------------------------------------------
                                                  MIDCAP         MONEY                         SMALL
                                                 GROWTH(1)     MARKET(2)     RESEARCH(3)      CAP(4)
                                                 ---------     ---------     -----------      ------
                    1999
INVESTMENT INCOME:
  Dividend distributions received...........    $        --    $1,421,329    $       --     $        --
  Mortality and expense risk charge.........       (126,008)     (493,961)      (46,063)       (186,708)
                                                -----------    ----------    ----------     -----------
NET INVESTMENT INCOME (LOSS)................       (126,008)      927,368       (46,063)       (186,708)
                                                -----------    ----------    ----------     -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions...........      1,344,414            --       245,686         726,966
  Net change in unrealized appreciation
     (depreciation).........................      9,521,581            --     2,613,908      20,160,605
                                                -----------    ----------    ----------     -----------
NET GAIN (LOSS) ON INVESTMENTS..............     10,865,995            --     2,859,594      20,887,571
                                                -----------    ----------    ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................    $10,739,987    $  927,368    $2,813,531     $20,700,863
                                                ===========    ==========    ==========     ===========
                    1998
INVESTMENT INCOME:
  Dividend distributions received...........    $        --    $       --    $       --     $        --
  Mortality and expense risk charge.........             --            --            --              --
                                                -----------    ----------    ----------     -----------
NET INVESTMENT INCOME (LOSS)................             --            --            --              --
                                                -----------    ----------    ----------     -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions...........             --            --            --              --
  Net change in unrealized appreciation
     (depreciation).........................             --            --            --              --
                                                -----------    ----------    ----------     -----------
NET GAIN (LOSS) ON INVESTMENTS..............             --            --            --              --
                                                -----------    ----------    ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................    $        --    $       --    $       --     $        --
                                                ===========    ==========    ==========     ===========

- ---------------
(1) Commenced business 10/29/99
(2) Commenced business 10/28/99
(3) Commenced business 10/29/99
(4) Commenced business 10/29/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 12

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    F-I- 13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                      STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                  VARIABLE INSURANCE PRODUCTS FUND
                                                            --------------------------------------------
                                                                                               EQUITY
                                                            MONEY MARKET    EQUITY INCOME      INCOME
                                              TOTAL           I-CLASS          I-CLASS       S-CLASS(1)
                                          --------------    ------------    -------------    -----------
                 1999
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)........    $    6,418,177    $  4,265,808    $    392,145     $   (19,078)
  Net realized gain distributions.....        77,209,666              --       5,913,057         134,177
  Net change in unrealized
     appreciation (depreciation)......       283,368,099              --       2,291,495          39,578
                                          --------------    ------------    ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS...........       366,995,942       4,265,808       8,596,697         154,677
NET INCREASE (DECREASE) FROM
  POLICYOWNER TRANSACTIONS............       197,931,848     (88,223,384)    (28,967,793)      8,743,871
                                          --------------    ------------    ------------     -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS..............................       564,927,790     (83,957,576)    (20,371,096)      8,898,548
NET ASSETS AT JANUARY 1, 1999.........     1,426,795,347      83,957,576     185,824,475       3,500,755
                                          --------------    ------------    ------------     -----------
NET ASSETS AT DECEMBER 31, 1999.......    $1,991,723,137    $         --    $165,453,379     $12,399,303
                                          ==============    ============    ============     ===========
                 1998
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)........    $    6,279,671    $  3,715,430    $    116,846     $    (7,417)
  Net realized gain distributions.....        78,731,557              --       8,741,168              --
  Net change in unrealized
     appreciation (depreciation)......       135,562,898              --       8,490,127         236,755
                                          --------------    ------------    ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS...........       220,574,126       3,715,430      17,348,141         229,338
NET INCREASE (DECREASE) FROM
  POLICYOWNER TRANSACTIONS............       138,601,922      22,164,859     (10,270,912)      3,271,417
                                          --------------    ------------    ------------     -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS..............................       359,176,048      25,880,289       7,077,229       3,500,755
NET ASSETS AT JANUARY 1, 1998.........     1,067,619,299      58,077,287     178,747,246              --
                                          --------------    ------------    ------------     -----------
NET ASSETS AT DECEMBER 31, 1998.......    $1,426,795,347    $ 83,957,576    $185,824,475     $ 3,500,755
                                          ==============    ============    ============     ===========

- ---------------
(1) Commenced business 06/15/98
(2) Commenced business 06/23/98
(3) Commenced business 06/23/98
(4) Commenced business 07/07/98

The accompanying notes are an integral part of these financial statements.

                                    F-I- 14

                              VARIABLE INSURANCE PRODUCTS FUND
     ----------------------------------------------------------------------------------
                                      HIGH          HIGH
        GROWTH        GROWTH         INCOME        INCOME       OVERSEAS      OVERSEAS
       I-CLASS      S-CLASS(2)      I-CLASS      S-CLASS(3)     I-CLASS      S-CLASS(4)
     ------------   -----------   ------------   ----------   ------------   ----------
     $ (1,952,937)  $   (95,708)  $  4,496,931   $  168,241   $    153,099   $   (4,519)
       17,353,110       313,177        191,546        7,691      1,398,626       19,790
       38,476,561     3,843,350       (493,915)      14,843     21,680,316      888,251
     ------------   -----------   ------------   ----------   ------------   ----------
       53,876,734     4,060,819      4,194,562      190,775     23,232,041      903,522
       (7,775,968)   15,216,651    (20,867,210)   4,241,855    (19,770,532)   3,478,050
     ------------   -----------   ------------   ----------   ------------   ----------
       46,100,766    19,277,470    (16,672,648)   4,432,630      3,461,509    4,381,572
      164,022,616     2,320,738     55,804,820    1,994,425     57,323,737      735,947
     ------------   -----------   ------------   ----------   ------------   ----------
     $210,123,382   $21,598,208   $ 39,132,172   $6,427,055   $ 60,785,246   $5,117,519
     ============   ===========   ============   ==========   ============   ==========
     $ (1,126,692)  $    (4,565)  $  3,640,332   $   (3,896)  $    403,946   $   (1,477)
       15,836,955            --      2,751,569           --      3,361,100           --
       29,131,150       339,452     (7,886,561)      16,265      4,670,094       26,547
     ------------   -----------   ------------   ----------   ------------   ----------
       43,841,413       334,887     (1,494,660)      12,369      8,435,140       25,070
       (5,387,432)    1,985,851     (2,985,396)   1,982,056     (6,253,341)     710,877
     ------------   -----------   ------------   ----------   ------------   ----------
       38,453,981     2,320,738     (4,480,056)   1,994,425      2,181,799      735,947
      125,568,635            --     60,284,876           --     55,141,938           --
     ------------   -----------   ------------   ----------   ------------   ----------
     $164,022,616   $ 2,320,738   $ 55,804,820   $1,994,425   $ 57,323,737   $  735,947
     ============   ===========   ============   ==========   ============   ==========

                                    F-I- 15

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                      STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                           VARIABLE INSURANCE PRODUCTS FUND II
                                                ----------------------------------------------------------
                                                   ASSET           ASSET       INVESTMENT
                                                  MANAGER         MANAGER      GRADE BOND      CONTRAFUND
                                                  I-CLASS       S-CLASS(1)       I-CLASS        I-CLASS
                                                ------------    -----------    -----------    ------------
                    1999
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)..............    $  3,031,984    $    25,891    $ 1,540,381    $   (799,477)
  Net realized gain distributions...........       6,158,174        110,269        726,963       2,782,063
  Net change in unrealized appreciation
    (depreciation)..........................       3,833,320        612,167     (3,751,886)     16,341,494
                                                ------------    -----------    -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................      13,023,478        748,327     (1,484,542)     18,324,080
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS..............................     (22,124,449)     7,547,717      2,755,584       5,852,748
                                                ------------    -----------    -----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....      (9,100,971)     8,296,044      1,271,042      24,176,828
NET ASSETS AT JANUARY 1, 1999...............     148,535,700      2,019,212     57,443,280      76,994,855
                                                ------------    -----------    -----------    ------------
NET ASSETS AT DECEMBER 31, 1999.............    $139,434,729    $10,315,256    $58,714,322    $101,171,683
                                                ============    ===========    ===========    ============
                    1998
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)..............    $  2,725,155    $    (4,137)   $ 1,137,215    $   (463,092)
  Net realized gain distributions...........      13,751,556             --        205,487       2,578,421
  Net change in unrealized appreciation
    (depreciation)..........................       2,204,967        132,190      2,019,428      13,791,602
                                                ------------    -----------    -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................      18,681,678        128,053      3,362,130      15,906,931
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS..............................     (15,450,556)     1,891,159     20,420,227      11,886,631
                                                ------------    -----------    -----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....       3,231,122      2,019,212     23,782,357      27,793,562
NET ASSETS AT JANUARY 1, 1998...............     145,304,578             --     33,660,923      49,201,293
                                                ------------    -----------    -----------    ------------
NET ASSETS AT DECEMBER 31, 1998.............    $148,535,700    $ 2,019,212    $57,443,280    $ 76,994,855
                                                ============    ===========    ===========    ============

- ---------------

(1) Commenced business 06/25/98
(2) Commenced business 06/25/98
(3) Commenced business 06/25/98

The accompanying notes are an integral part of these financial statements.

                                    F-I- 16

           VARIABLE INSURANCE PRODUCTS FUND II                          ALGER AMERICAN FUND
  ------------------------------------------------------   ---------------------------------------------
                                   ASSET        ASSET
                                  MANAGER      MANAGER
  CONTRAFUND      INDEX 500       GROWTH        GROWTH         SMALL                         INCOME AND
  S-CLASS(2)       I-CLASS        I-CLASS     S-CLASS(3)   CAPITALIZATION      GROWTH          GROWTH
  -----------   -------------   -----------   ----------   --------------   -------------   ------------
  $   (83,743)  $    (328,579)  $   143,006   $    2,907    $   (707,441)   $  (1,140,993)  $   (400,879)
      120,925         792,371       604,845       31,018       8,554,724       11,360,653      2,564,053
    2,485,597      12,177,153     1,604,916      231,799         469,622        5,486,269      2,601,312
  -----------   -------------   -----------   ----------    ------------    -------------   ------------
    2,522,779      12,640,945     2,352,767      265,724       8,316,905       15,705,929      4,764,486
   12,962,665    (128,351,688)    2,528,640    1,800,596     (79,645,879)    (118,680,195)   (43,828,746)
  -----------   -------------   -----------   ----------    ------------    -------------   ------------
   15,485,444    (115,710,743)    4,881,407    2,066,320     (71,328,974)    (102,974,266)   (39,064,260)
    2,721,353     115,710,743    15,113,798      654,115      71,328,974      102,974,266     39,064,260
  -----------   -------------   -----------   ----------    ------------    -------------   ------------
  $18,206,797   $          --   $19,995,205   $2,720,435    $         --    $          --   $         --
  ===========   =============   ===========   ==========    ============    =============   ============
  $    (4,856)  $    (336,584)  $   101,512   $   (1,275)   $   (803,975)   $    (772,236)  $   (299,789)
           --       1,822,698     1,392,928           --       8,752,723       10,592,649      2,904,643
      373,250      19,083,799       634,145       49,726       2,183,950       18,379,701      5,691,621
  -----------   -------------   -----------   ----------    ------------    -------------   ------------
      368,394      20,569,913     2,128,585       48,451      10,132,698       28,200,114      8,296,475
    2,352,959      32,088,011    (1,357,855)     605,664      (8,549,142)      19,541,259      5,828,399
  -----------   -------------   -----------   ----------    ------------    -------------   ------------
    2,721,353      52,657,924       770,730      654,115       1,583,556       47,741,373     14,124,874
           --      63,052,819    14,343,068           --      69,745,418       55,232,893     24,939,386
  -----------   -------------   -----------   ----------    ------------    -------------   ------------
  $ 2,721,353   $ 115,710,743   $15,113,798   $  654,115    $ 71,328,974    $ 102,974,266   $ 39,064,260
  ===========   =============   ===========   ==========    ============    =============   ============

                                    F-I- 17

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                      STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                     ALGER AMERICAN FUND
                                                          -----------------------------------------
                                                            MIDCAP                       LEVERAGED
                                                            GROWTH        BALANCED        ALLCAP
                                                          -----------    -----------    -----------
                         1999
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)........................    $  (498,302)   $   (59,138)   $  (513,954)
  Net realized gain distributions.....................      6,889,497      1,521,652      2,107,473
  Net change in unrealized appreciation
     (depreciation)...................................     (3,851,259)     5,827,330     26,095,122
                                                          -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS..........................................      2,539,936      7,289,844     27,688,641
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS........................................    (45,837,475)    14,722,731     38,111,274
                                                          -----------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...............    (43,297,539)    22,012,575     65,799,915
NET ASSETS AT JANUARY 1, 1999.........................     43,297,539     17,863,678     17,811,427
                                                          -----------    -----------    -----------
NET ASSETS AT DECEMBER 31, 1999.......................    $        --    $39,876,253    $83,611,342
                                                          ===========    ===========    ===========
                         1998
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)........................    $  (483,549)   $     6,176    $  (147,668)
  Net realized gain distributions.....................      3,119,502        705,874        437,518
  Net change in unrealized appreciation
     (depreciation)...................................      6,907,531      2,653,456      5,190,038
                                                          -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS..........................................      9,543,484      3,365,506      5,479,888
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS........................................        389,788      6,314,331      4,056,065
                                                          -----------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...............      9,933,272      9,679,837      9,535,953
NET ASSETS AT JANUARY 1, 1998.........................     33,364,267      8,183,841      8,275,474
                                                          -----------    -----------    -----------
NET ASSETS AT DECEMBER 31, 1998.......................    $43,297,539    $17,863,678    $17,811,427
                                                          ===========    ===========    ===========

- ---------------
(1) Commenced business 11/11/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 18

                                          MFS VARIABLE INSURANCE TRUST
       ---------------------------------------------------------------------------------------------------
         EMERGING       WORLD GOVERNMENTS     UTILITIES       RESEARCH       GROWTH WITH     NEW DISCOVERY
       GROWTH SERIES         SERIES            SERIES          SERIES       INCOME SERIES      SERIES(1)
       -------------    -----------------     ---------       --------      -------------    -------------
       $   (670,362)       $  148,076        $   (94,851)   $   (146,018)   $   (206,392)    $        (538)
                 --                --          2,439,376         173,602         103,453             9,311
         11,591,679          (288,901)        11,233,906       1,064,585          84,493            69,785
       ------------        ----------        -----------    ------------    ------------     -------------
         10,921,317          (140,825)        13,578,431       1,092,169         (18,446)           78,558
        (69,081,326)         (118,896)        16,005,836     (16,475,809)    (27,600,583)          541,973
       ------------        ----------        -----------    ------------    ------------     -------------
        (58,160,009)         (259,721)        29,584,267     (15,383,640)    (27,619,029)          620,531
         58,160,009         3,664,726         34,125,303      15,383,640      27,619,029                --
       ------------        ----------        -----------    ------------    ------------     -------------
       $         --        $3,405,005        $63,709,570    $         --    $         --     $     620,531
       ============        ==========        ===========    ============    ============     =============
       $   (611,693)       $   (2,475)       $   (62,855)   $   (116,995)   $   (265,114)    $          --
            385,947                --          1,117,922         180,422              --                --
         13,357,575           172,955          2,524,701       1,891,547       4,105,744                --
       ------------        ----------        -----------    ------------    ------------     -------------
         13,131,829           170,480          3,579,768       1,954,974       3,840,630                --
          8,590,108         1,367,828         15,579,157       8,858,712      10,291,072                --
       ------------        ----------        -----------    ------------    ------------     -------------
         21,721,937         1,538,308         19,158,925      10,813,686      14,131,702                --
         36,438,072         2,126,418         14,966,378       4,569,954      13,487,327                --
       ------------        ----------        -----------    ------------    ------------     -------------
       $ 58,160,009        $3,664,726        $34,125,303    $ 15,383,640    $ 27,619,029     $          --
       ============        ==========        ===========    ============    ============     =============

                                    F-I- 19

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                      STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                   MORGAN STANLEY DEAN WITTER
                                                                      UNIVERSAL FUNDS, INC.
                                                           -------------------------------------------
                                                             ASIAN          EMERGING         GLOBAL
                                                             EQUITY      MARKETS EQUITY      EQUITY
                         1999                              ----------    --------------    -----------
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
NET INVESTMENT INCOME (LOSS)...........................    $  (11,001)    $   (62,410)     $     4,136
  Net realized gain distributions......................            --              --          505,014
  Net change in unrealized appreciation
     (depreciation)....................................     2,511,132       3,708,710         (212,881)
                                                           ----------     -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS...........................................     2,500,131       3,646,300          296,269
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS.........................................     4,074,765       3,500,834        2,485,522
                                                           ----------     -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS................     6,574,896       7,147,134        2,781,791
NET ASSETS AT JANUARY 1, 1999..........................     1,270,000       2,607,086        8,337,792
                                                           ----------     -----------      -----------
NET ASSETS AT DECEMBER 31, 1999........................    $7,844,896     $ 9,754,220      $11,119,583
                                                           ==========     ===========      ===========
                         1998
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
NET INVESTMENT INCOME (LOSS)...........................    $   (1,572)    $   (25,446)     $   (23,674)
  Net realized gain distributions......................            --              --           46,830
  Net change in unrealized appreciation
     (depreciation)....................................       (41,512)       (979,576)         530,951
                                                           ----------     -----------      -----------
  Net increase (decrease) in net assets resulting from
     operations........................................       (43,084)     (1,005,022)         554,107
  Net increase (decrease) from policyowner
     transactions......................................       281,663         571,924        4,864,755
                                                           ----------     -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS................       238,579        (433,098)       5,418,862
NET ASSETS AT JANUARY 1, 1998..........................     1,031,421       3,040,184        2,918,930
                                                           ----------     -----------      -----------
NET ASSETS AT DECEMBER 31, 1998........................    $1,270,000     $ 2,607,086      $ 8,337,792
                                                           ==========     ===========      ===========

- ---------------
(1) Commenced business 10/29/99
(2) Commenced business 10/29/99
(3) Commenced business 10/29/99
(4) Commenced business 10/29/99
(5) Commenced business 10/29/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 20

     MORGAN STANLEY DEAN WITTER                       CALVERT VARIABLE SERIES, INC.,
       UNIVERSAL FUNDS, INC.                               AMERITAS PORTFOLIOS
     --------------------------   ----------------------------------------------------------------------
     INTERNATIONAL   U.S. REAL      EMERGING                    GROWTH WITH   INCOME AND       INDEX
        MAGNUM         ESTATE      GROWTH(1)      GROWTH(2)      INCOME(3)    GROWTH (4)       500(5)
     -------------   ----------   ------------   ------------   -----------   -----------   ------------
      $  (24,729)    $  131,936   $   (193,732)  $   (327,392)  $   (51,885)  $  (139,267)  $   (121,628)
          29,598             --             --             --            --     1,976,392             --
       1,502,573       (264,366)    32,895,392     22,245,971     1,360,347    13,746,810     12,919,335
      ----------     ----------   ------------   ------------   -----------   -----------   ------------
       1,507,442       (132,430)    32,701,660     21,918,579     1,308,462    15,583,935     12,797,707
         964,233         26,253     71,609,854    144,025,334    29,539,420    53,092,402    164,450,138
      ----------     ----------   ------------   ------------   -----------   -----------   ------------
       2,471,675       (106,177)   104,311,514    165,943,913    30,847,882    68,676,337    177,247,845
       5,621,976      2,987,497             --             --            --            --             --
      ----------     ----------   ------------   ------------   -----------   -----------   ------------
      $8,093,651     $2,881,320   $104,311,514   $165,943,913   $30,847,882   $68,676,337   $177,247,845
      ==========     ==========   ============   ============   ===========   ===========   ============
      $  (41,392)    $   45,483   $         --   $         --   $        --   $        --   $         --
          19,782         25,863             --             --            --            --             --
         207,777       (526,497)            --             --            --            --             --
      ----------     ----------   ------------   ------------   -----------   -----------   ------------
         186,167       (455,151)            --             --            --            --             --
       2,526,436        435,348             --             --            --            --             --
      ----------     ----------   ------------   ------------   -----------   -----------   ------------
       2,712,603        (19,803)            --             --            --            --             --
       2,909,373      3,007,300             --             --            --            --             --
      ----------     ----------   ------------   ------------   -----------   -----------   ------------
      $5,621,976     $2,987,497   $         --   $         --   $        --   $        --   $         --
      ==========     ==========   ============   ============   ===========   ===========   ============

                                    F-I- 21

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                      STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                          CALVERT VARIABLE SERIES, INC.,
                                                                AMERITAS PORTFOLIOS
                                             ---------------------------------------------------------
                                               MIDCAP          MONEY                          SMALL
                                              GROWTH(1)      MARKET(2)      RESEARCH(3)      CAP(4)
                                             -----------    ------------    -----------    -----------
1999
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...........    $  (126,008)   $    927,368    $   (46,063)   $  (186,708)
  Net realized gain distributions........      1,344,414              --        245,686        726,966
  Net change in unrealized appreciation
     (depreciation)......................      9,521,581              --      2,613,908     20,160,605
                                             -----------    ------------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..............     10,739,987         927,368      2,813,531     20,700,863
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS...........................     48,878,173     165,111,439     18,765,098     74,248,125
                                             -----------    ------------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.................................     59,618,160     166,038,807     21,578,629     94,948,988
NET ASSETS AT JANUARY 1, 1999............             --              --             --             --
                                             -----------    ------------    -----------    -----------
NET ASSETS AT DECEMBER 31, 1999..........    $59,618,160    $166,038,807    $21,578,629    $94,948,988
                                             ===========    ============    ===========    ===========
1998
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...........    $        --    $         --    $        --    $        --
  Net realized gain distributions........             --              --             --             --
  Net change in unrealized appreciation
     (depreciation)......................             --              --             --             --
                                             -----------    ------------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..............             --              --             --             --
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS...........................             --              --             --             --
                                             -----------    ------------    -----------    -----------
TOTAL INCREASE (DECREASE) IN NET
  ASSETS.................................             --              --             --             --
NET ASSETS AT JANUARY 1, 1998............             --              --             --             --
                                             -----------    ------------    -----------    -----------
NET ASSETS AT DECEMBER 31, 1998..........    $        --    $         --    $        --    $        --
                                             ===========    ============    ===========    ===========

- ---------------
(1) Commenced business 10/29/99
(2) Commenced business 10/28/99
(3) Commenced business 10/29/99
(4) Commenced business 10/29/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 22

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company Separate Account VA-2 (the Account) was established on May 28, 1987, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by Ameritas Life Insurance Corp. (ALIC) and 34% owned by AmerUs Life Insurance Company (AmerUs). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. At December 31, 1999, there are thirty-four subaccounts within the Account. Eight of the subaccounts invest only in a corresponding Portfolio of Variable Insurance Products Fund and seven invest only in a corresponding Portfolio of Variable Insurance Products Fund II. Both funds are diversified open-end management investment companies and are managed by Fidelity Management and Research Company (Fidelity). Two of the subaccounts invest only in a corresponding Portfolio of Alger American Fund which is a diversified open-end management investment company managed by Fred Alger Management, Inc. (Alger Management). Three of the subaccounts invest only in a corresponding Portfolio of MFS Variable Insurance Trust which is a diversified open-end management investment company managed by Massachusetts Financial Services Company (MFS Co.). Five of the subaccounts invest only in a corresponding Portfolio of Morgan Stanley Dean Witter Universal Funds, Inc. which is a diversified open-end management investment company managed by Morgan Stanley Dean Witter Investment Management Inc. Nine of the subaccounts invest only in a corresponding Portfolio of Calvert Variable Series, Inc. Ameritas Portfolios (Ameritas Portfolio) which is a diversified open-end management investment company managed by Ameritas Investment Corp. (see Note 3). Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the funds.

Pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a Portfolio of Fidelity Money Market were transferred to the Money Market subaccount of the Ameritas Portfolio as of October 28, 1999. Also, as of October 29, 1999 pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a Portfolio of Fidelity Index
500 I-Class were transferred to the Index 500 subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Growth were transferred to the Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Income and Growth were transferred to the Income and Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Small Capitalization Fund were transferred to the Small Cap subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management MidCap Growth were transferred to the MidCap Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of MFS Co. Emerging Growth Series were transferred to the Emerging Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of MFS Co. Research Series was transferred to the Research subaccount of the Ameritas Portfolio; and all policyowner funds invested in a Portfolio of MFS Co. Growth with Income Series were transferred to the Growth with Income subaccount of the Ameritas Portfolio.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                    F-I- 23

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION AND ACCOUNTING POLICIES -- (CONTINUED)
VALUATION OF INVESTMENTS

The assets of the Account are carried at the net asset value of the underlying Portfolios of the Funds. The value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

FEDERAL AND STATE TAXES

The operations of the Account are included in the federal income tax return of AVLIC, which is taxed as a life insurance company under the Internal Revenue Code. AVLIC has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, AVLIC does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

2. POLICYOWNER CHARGES

AVLIC charges the Account for mortality and expense risks assumed. A daily charge is made on the average daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional charges are made at intervals and in amounts per each product's current policy provisions. These charges are prorated against the balance in each investment option of the policyowner, including the Fixed Account option which is not reflected in this separate account.

3. RELATED PARTIES

During October 1999, AVLIC established a variable insurance trust (VIT) which contains the Ameritas Portfolios. The Ameritas Portfolios are managed by Ameritas Investment Corp., an affiliate of AVLIC. During the year ended December 31, 1999, the Account incurred advisory fees of approximately $583,000, payable to Ameritas Investment Corp. Other affiliates of AVLIC also provided sub-advisory and administrative services to the Ameritas Portfolios during 1999 of approximately $119,000.

                                    F-I- 24

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    F-I- 25

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                         NOTES TO FINANCIAL STATEMENTS

4. SHARES OWNED

The Account invests in shares of mutual funds. Share activity and total shares owned were as follows:

                                                        VARIABLE INSURANCE PRODUCTS FUND
                             ---------------------------------------------------------------------------------------
                                                       EQUITY           EQUITY
                                MONEY MARKET           INCOME           INCOME           GROWTH            GROWTH
                                  I-CLASS             I-CLASS         S-CLASS(1)         I-CLASS         S-CLASS(2)
                             ------------------    --------------    ------------    ---------------    ------------
Shares owned at
  January 1, 1999........        83,957,576.230     7,310,168.164     137,879.292      3,655,507.381      51,779.065
Shares acquired..........       513,998,274.360     5,782,652.022     547,150.278      9,532,676.366     486,567.516
Shares disposed of.......      (597,955,850.590)   (6,657,449.475)   (201,814.275)    (9,362,890.067)   (144,218.689)
                             ------------------    --------------    ------------    ---------------    ------------
Shares owned at
  December 31, 1999......                    --     6,435,370.711     483,215.295      3,825,293.680     394,127.892
                             ==================    ==============    ============    ===============    ============
Shares owned at
  January 1, 1998........        58,077,286.870     7,361,912.916              --      3,384,599.320              --
Shares acquired..........     1,252,783,192.600     8,936,857.352     157,505.669     18,036,796.629      61,359.108
Shares disposed of.......    (1,226,902,903.240)   (8,988,602.104)    (19,626.377)   (17,765,888.568)     (9,580.043)
                             ------------------    --------------    ------------    ---------------    ------------
Shares owned at
  December 31, 1998......        83,957,576.230     7,310,168.164     137,879.292      3,655,507.381      51,779.065
                             ==================    ==============    ============    ===============    ============

- ---------------
(1) Commenced business 06/15/98
(2) Commenced business 06/23/98
(3) Commenced business 06/23/98
(4) Commenced business 07/07/98
(5) Commenced business 06/25/98

                                    F-I- 26

                    VARIABLE INSURANCE PRODUCTS FUND                        VARIABLE INSURANCE PRODUCTS FUND II
     ---------------------------------------------------------------   ---------------------------------------------
                                                                           ASSET           ASSET        INVESTMENT
       HIGH INCOME     HIGH INCOME       OVERSEAS         OVERSEAS        MANAGER         MANAGER       GRADE BOND
         I-CLASS        S-CLASS(3)        I-CLASS        S-CLASS(4)       I-CLASS       S-CLASS(5)       I-CLASS
     ---------------   ------------   ---------------   ------------   --------------   -----------   --------------
       4,839,967.104    173,277.599     2,859,039.227     36,742.223    8,179,278.614   111,558.654    4,432,351.864
      16,830,329.809    773,649.902    14,269,816.598    309,184.466    1,888,888.200   542,380.523    4,215,915.067
     (18,210,334.800)  (377,153.045)  (14,913,650.068)  (159,019.486)  (2,599,782.786)  (99,057.194)  (3,819,786.600)
     ---------------   ------------   ---------------   ------------   --------------   -----------   --------------
       3,459,962.113    569,774.456     2,215,205.757    186,907.203    7,468,384.028   554,881.983    4,828,480.331
     ===============   ============   ===============   ============   ==============   ===========   ==============
       4,439,239.772             --     2,871,975.918             --    8,067,994.337            --    2,680,009.791
      20,362,230.074    208,295.763    15,350,838.156     56,470.828    3,866,005.207   119,601.673    6,429,503.361
     (19,961,502.742)   (35,018.164)  (15,363,774.847)   (19,728.605)  (3,754,720.930)   (8,043.019)  (4,677,161.288)
     ---------------   ------------   ---------------   ------------   --------------   -----------   --------------
       4,839,967.104    173,277.599     2,859,039.227     36,742.223    8,179,278.614   111,558.654    4,432,351.864
     ===============   ============   ===============   ============   ==============   ===========   ==============

                                    F-I- 27

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                         NOTES TO FINANCIAL STATEMENTS

4. SHARES OWNED -- (CONTINUED)

The Account invests in shares of mutual funds. Share activity and total shares owned were as follows:

                                                VARIABLE INSURANCE PRODUCTS FUND II
                         ---------------------------------------------------------------------------------
                                                                               ASSET MGR.      ASSET MGR.
                           CONTRAFUND       CONTRAFUND       INDEX 500           GROWTH          GROWTH
                            I-CLASS         S-CLASS(1)        I-CLASS           I-CLASS        S-CLASS(2)
                         --------------    ------------    --------------    --------------    -----------
Shares owned at
  January 1, 1999....     3,150,362.284     111,439.527       819,191.106       887,480.881     38,568.028
Shares acquired......     4,453,448.644     711,584.571     1,130,036.538       718,596.261    147,621.500
Shares disposed of...    (4,133,084.299)   (197,361.001)   (1,949,227.644)     (518,198.690)   (37,369.301)
                         --------------    ------------    --------------    --------------    -----------
Shares owned at
  December 31,
  1999...............     3,470,726.629     625,663.097                --     1,087,878.452    148,820.227
                         ==============    ============    ==============    ==============    ===========

Shares owned at
  January 1, 1998....     2,467,467.035              --       551,209.193       876,715.624             --
Shares acquired......     4,576,497.181     121,734.196     1,324,443.401     1,222,397.249     42,705.086
Shares disposed of...    (3,893,601.932)    (10,294.669)   (1,056,461.488)   (1,211,631.992)    (4,137.058)
                         --------------    ------------    --------------    --------------    -----------
Shares owned at
  December 31,
  1998...............     3,150,362.284     111,439.527       819,191.106       887,480.881     38,568.028
                         ==============    ============    ==============    ==============    ===========

- ---------------
(1) Commenced business 06/25/98
(2) Commenced business 06/25/98

                                    F-I- 28

                               ALGER AMERICAN FUND
    --------------------------------------------------------------------------------------------------
        SMALL                           INCOME AND         MIDCAP                          LEVERAGED
    CAPITALIZATION       GROWTH           GROWTH           GROWTH          BALANCED         ALLCAP
    --------------   --------------   --------------   --------------   --------------   -------------
     1,622,219.084    1,934,879.114    2,977,458.762    1,499,741.532    1,376,246.463     510,356.079
     6,682,166.000    5,431,223.796    2,710,944.297    3,529,957.244    2,439,496.094   1,916,333.545
    (8,304,385.084)  (7,366,102.910)  (5,688,403.059)  (5,029,698.776)  (1,254,647.237)   (984,368.722)
    --------------   --------------   --------------   --------------   --------------   -------------
                --               --               --               --    2,561,095.320   1,442,320.902
    ==============   ==============   ==============   ==============   ==============   =============

     1,594,180.984    1,291,695.359    2,269,279.878    1,379,829.066      760,580.036     357,163.335
     8,230,321.407    6,178,338.314    3,626,258.757    2,752,648.203    1,499,644.125     719,818.141
    (8,202,283.307)  (5,535,154.559)  (2,918,079.873)  (2,632,735.737)    (883,977.698)   (566,625.397)
    --------------   --------------   --------------   --------------   --------------   -------------
     1,622,219.084    1,934,879.114    2,977,458.762    1,499,741.532    1,376,246.463     510,356.079
    ==============   ==============   ==============   ==============   ==============   =============

                                    F-I- 29

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                         NOTES TO FINANCIAL STATEMENTS

4. SHARES OWNED -- (CONTINUED)

The Account invests in shares of mutual funds. Share activity and total shares owned were as follows:

                                                         MFS VARIABLE INSURANCE TRUST
                                      ------------------------------------------------------------------
                                                           WORLD
                                         EMERGING        GOVERNMENT       UTILITIES          RESEARCH
                                      GROWTH SERIES        SERIES           SERIES            SERIES
                                      --------------    ------------    --------------    --------------
Shares owned at January 1, 1999...     2,708,896.576     336,831.365     1,721,761.046       807,540.107
Shares acquired...................     1,849,694.205     671,340.732     1,885,547.594       650,055.996
Shares disposed of................    (4,558,590.781)   (668,690.155)     (970,323.133)   (1,457,596.103)
                                      --------------    ------------    --------------    --------------
Shares owned at December 31,
  1999............................                --     339,481.942     2,636,985.507                --
                                      ==============    ============    ==============    ==============

Shares owned at January 1, 1998...     2,257,625.308     208,268.140       831,927.658       289,420.764
Shares acquired...................     3,643,188.582     548,489.706     2,105,774.882       909,665.190
Shares disposed of................    (3,191,917.314)   (419,926.481)   (1,215,941.494)     (391,545.847)
                                      --------------    ------------    --------------    --------------
Shares owned at December 31,
  1998............................     2,708,896.576     336,831.365     1,721,761.046       807,540.107
                                      ==============    ============    ==============    ==============

- ---------------
(1) Commenced business 11/11/99

                                    F-I- 30

 MFS VARIABLE INSURANCE TRUST                 MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.
 ----------------------------   ----------------------------------------------------------------------------
  GROWTH WITH         NEW                          EMERGING
     INCOME        DISCOVERY        ASIAN           MARKETS         GLOBAL      INTERNATIONAL    U.S. REAL
     SERIES        SERIES(1)        EQUITY          EQUITY          EQUITY         MAGNUM          ESTATE
 --------------   -----------   --------------   -------------   ------------   -------------   ------------
  1,373,397.787                    242,829.800     366,678.867    634,535.152    500,621.227     304,846.573
  1,203,076.402    74,858.008    5,118,016.988   1,047,264.383    712,303.814    965,903.308     411,093.974
 (2,576,474.189)  (38,926.906)  (4,520,922.164)   (709,158.513)  (483,517.303)  (883,828.127)   (399,659.654)
 --------------   -----------   --------------   -------------   ------------   ------------    ------------
             --    35,931.102      839,924.624     704,784.737    863,321.663    582,696.408     316,280.893
 ==============   ===========   ==============   =============   ============   ============    ============

    820,397.016            --      182,876.009     322,394.901    248,631.218    280,286.412     263,567.027
  1,302,607.527            --    2,164,894.930     593,796.286    832,986.970    747,756.545     549,316.381
   (749,606.756)           --   (2,104,941.139)   (549,512.320)  (447,083.036)  (527,421.730)   (508,036.835)
 --------------   -----------   --------------   -------------   ------------   ------------    ------------
  1,373,397.787            --      242,829.800     366,678.867    634,535.152    500,621.227     304,846.573
 ==============   ===========   ==============   =============   ============   ============    ============

                                    F-I- 31

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT VA-2
                         NOTES TO FINANCIAL STATEMENTS

4. SHARES OWNED -- (CONTINUED)
THE ACCOUNT INVESTS IN SHARES OF MUTUAL FUNDS. SHARE ACTIVITY AND TOTAL SHARES OWNED WERE AS FOLLOWS:

                                         CALVERT VARIABLE SERIES, INC., AMERITAS PORTFOLIOS
                         ----------------------------------------------------------------------------------
                           EMERGING        GROWTH WITH         INCOME AND        INDEX
                           GROWTH            GROWTH            INCOME(3)        GROWTH(4)         500(5)
                         -------------    --------------    -------------    -------------    -------------
Shares owned at
  January 1, 1999
  Shares acquired....    3,128,363.372     4,071,628.320    1,602,206.945    4,550,030.334    1,386,125.523
Shares disposed of...     (373,172.846)   (1,511,950.499)    (145,056.149)    (591,740.010)    (326,664.413)
                         -------------    --------------    -------------    -------------    -------------
Shares owned at
  December 31,
  1999...............    2,755,190.526     2,559,677.821    1,457,150.796    3,958,290.324    1,059,461.110
                         =============    ==============    =============    =============    =============
Shares owned at
  January 1, 1998....               --                --               --               --               --
Shares acquired......               --                --               --               --               --
Shares disposed of...               --                --               --               --               --
                         -------------    --------------    -------------    -------------    -------------
Shares owned at
  December 31,
  1998...............               --                --               --               --               --
                         =============    ==============    =============    =============    =============

- -------------------------
(1) Commenced business 10/29/99
(2) Commenced business 10/29/99
(3) Commenced business 10/29/99
(4) Commenced business 10/29/99
(5) Commenced business 10/29/99
(6) Commenced business 10/29/99
(7) Commenced business 10/28/99
(8) Commenced business 10/29/99
(9) Commenced business 10/29/99

                                    F-I- 32

           CALVERT VARIABLE SERIES, INC., AMERITAS PORTFOLIOS
    -----------------------------------------------------------------
       MIDCAP            MONEY                             SMALL
      GROWTH(6)        MARKET(7)        RESEARCH(8)        CAP(9)
    -------------   ----------------   -------------   --------------
    2,715,529.105    560,202,901.620   1,068,799.043    3,942,078.699
     (822,889.099)  (394,164,095.470)   (130,189.700)  (2,259,182.778)
    -------------   ----------------   -------------   --------------
    1,892,640.006    166,038,806.150     938,609.343    1,682,895.921
    =============   ================   =============   ==============
               --                 --              --               --
               --                 --              --               --
               --                 --              --               --
    -------------   ----------------   -------------   --------------
               --                 --              --               --
    =============   ================   =============   ==============

                                    F-I- 33

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company (a wholly owned subsidiary of AMAL Corporation) as of December 31, 1999 and 1998, and the related statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Lincoln, Nebraska
February 5, 2000

                                     F-II- 1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      DECEMBER 31
                                                                ------------------------
                                                                   1999          1998
                                                                ----------    ----------
ASSETS
Investments:
  Fixed maturity securities, available for sale (amortized
     cost $129,567 -- 12/99 and $146,650 -- 12/98)..........    $  124,734    $  150,462
  Equity securities, available for sale (amortized cost
     $2,031 -- 12/99 and $2,031 -- 12/98)...................         1,705         2,020
  Mortgage loans on real estate.............................         1,392            --
  Loans on insurance policies...............................        16,499        10,949
  Other invested assets.....................................            --        10,020
                                                                ----------    ----------
          Total investments.................................       144,330       173,451
Cash and cash equivalents...................................        11,970        12,011
Accrued investment income...................................         2,442         2,425
Reinsurance receivable-affiliate............................        35,921            --
Reinsurance recoverable-affiliates..........................           153           455
Prepaid reinsurance premium-affiliates......................         2,537         2,380
Deferred policy acquisition costs...........................       152,297       121,236
Other.......................................................         2,840         1,695
Separate Accounts...........................................     2,394,445     1,709,448
                                                                ----------    ----------
                                                                $2,746,935    $2,023,101
                                                                ==========    ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Policy and contract reserves..............................    $    2,185    $    1,681
  Policy and contract claims................................           755           625
  Accumulated contract values...............................       240,050       213,874
  Unearned policy charges...................................         2,030         1,814
  Unearned reinsurance ceded allowance......................         3,942         3,596
  Federal income taxes--
     Current................................................         2,922         2,941
     Deferred...............................................         6,725         8,348
  Accounts payable -- affiliates............................         7,285         3,364
  Other.....................................................         6,639         4,722
  Separate Accounts.........................................     2,394,445     1,709,448
                                                                ----------    ----------
          Total Liabilities.................................     2,666,978     1,950,413
                                                                ----------    ----------
STOCKHOLDER'S EQUITY:
  Common stock, par value $100 per share; authorized 50,000
     shares, issued and outstanding 40,000 shares...........         4,000         4,000
  Additional paid-in capital................................        42,870        40,370
  Retained earnings.........................................        34,032        27,434
  Accumulated other comprehensive income....................          (945)          884
                                                                ----------    ----------
          Total Stockholder's Equity........................        79,957        72,688
                                                                ----------    ----------
                                                                $2,746,935    $2,023,101
                                                                ==========    ==========

The accompanying notes are an integral part of these financial statements.

                                     F-II- 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1999       1998       1997
                                                                -------    -------    -------
INCOME:
Insurance revenues:
  Contract charges..........................................    $51,794    $42,775    $33,717
  Premium-reinsurance ceded.................................     (8,683)    (7,836)    (6,840)
  Reinsurance ceded allowance...............................      3,594      3,169      2,752
Investment revenues:
  Investment income, net....................................     13,970     14,052      8,277
  Realized gains (losses), net..............................     (1,786)        79        368
Other.......................................................      3,016      2,269        980
                                                                -------    -------    -------
                                                                 61,905     54,508     39,254
                                                                -------    -------    -------
BENEFITS AND EXPENSES:
Policy benefits:
  Death benefits............................................      2,805      2,200      1,356
  Interest credited.........................................     12,512     13,400      7,258
  Increase in policy and contract reserves..................        504        740        192
  Other.....................................................        190        222         92
Sales and operating expenses................................     22,277     15,980     11,641
Amortization of deferred policy acquisition costs...........     12,760     11,847      9,584
                                                                -------    -------    -------
                                                                 51,048     44,389     30,123
                                                                -------    -------    -------
INCOME BEFORE FEDERAL INCOME TAXES..........................     10,857     10,119      9,131
                                                                -------    -------    -------
Income taxes -- current.....................................      4,898      4,000      4,305
Income taxes -- deferred....................................       (639)    (1,135)      (844)
                                                                -------    -------    -------
       Total income taxes...................................      4,259      2,865      3,461
                                                                -------    -------    -------
NET INCOME..................................................    $ 6,598    $ 7,254    $ 5,670
                                                                =======    =======    =======

The accompanying notes are an integral part of these financial statements.

                                     F-II- 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1999      1998      1997
                                                                ------    ------    ------
Net income..................................................    $6,598    $7,254    $5,670
Other comprehensive income, net of tax:
  Unrealized gains (losses) on securities:
     Unrealized holding gains (losses) arising during period
      (net of deferred tax of ($1,610), $185 and $378 for
      1999, 1998 and 1997 respectively).....................    (2,990)      343       702
     Reclassification adjustment for (gains) losses included
      in net income (net of deferred tax of $625, ($28) and
      ($129) for 1999, 1998 and 1997 respectively)..........     1,161       (51)     (239)
                                                                ------    ------    ------
  Other comprehensive income (loss).........................    (1,829)      292       463
                                                                ------    ------    ------
Comprehensive income........................................    $4,769    $7,546    $6,133
                                                                ======    ======    ======

The accompanying notes are an integral part of these financial statements.

                                     F-II- 4

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                            ACCUMULATED
                                               COMMON STOCK      ADDITIONAL                    OTHER
                                             ----------------     PAID-IN      RETAINED    COMPREHENSIVE
                                             SHARES    AMOUNT     CAPITAL      EARNINGS       INCOME         TOTAL
                                             ------    ------    ----------    --------    -------------     -----
BALANCE, January 1, 1997.................    40,000    $4,000     $40,370      $14,510        $   129       $59,009
  Net unrealized investment gain, net....       --        --           --           --            463           463
  Net income.............................       --        --           --        5,670             --         5,670
                                             ------    ------     -------      -------        -------       -------
BALANCE, December 31, 1997...............    40,000    4,000       40,370       20,180            592        65,142
  Net unrealized investment gain, net....       --        --           --           --            292           292
  Net income.............................       --        --           --        7,254             --         7,254
                                             ------    ------     -------      -------        -------       -------
BALANCE, December 31, 1998...............    40,000    4,000       40,370       27,434            884        72,688
  Net unrealized investment loss, net....       --        --           --           --         (1,829)       (1,829)
  Capital contribution...................       --        --        2,500           --             --         2,500
  Net income.............................       --        --           --        6,598             --         6,598
                                             ------    ------     -------      -------        -------       -------
BALANCE, December 31, 1999...............    40,000    $4,000     $42,870      $34,032        $  (945)      $79,957
                                             ======    ======     =======      =======        =======       =======

The accompanying notes are an integral part of these financial statements.

                                     F-II- 5

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1999        1998        1997
                                                                --------    --------    --------
OPERATING ACTIVITIES
Net Income..................................................    $  6,598    $  7,254    $  5,670
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Amortization of deferred policy acquisition costs.........      12,760      11,847       9,584
  Policy acquisition costs deferred.........................     (39,491)    (34,820)    (30,642)
  Interest credited to contract values......................      12,512      13,400       7,258
  Amortization of discounts or premiums.....................          67         (28)        (40)
  Net gains on other invested assets........................      (2,830)     (3,732)       (631)
  Net realized (gains) losses on investment transactions....       1,786         (79)       (368)
  Deferred income taxes.....................................        (639)     (1,135)       (844)
  Change in assets and liabilities:
     Accrued investment income..............................         (17)       (624)       (705)
     Reinsurance recoverable-affiliates.....................         302          59        (505)
     Prepaid reinsurance premium-affiliates.................        (157)        (82)       (142)
     Other assets...........................................      (1,145)     (1,496)        284
     Policy and contract reserves...........................         504         740         192
     Policy and contract claims.............................         130        (300)        819
     Unearned policy charges................................         216         316         255
     Federal income tax payable-current.....................         (19)      1,475         591
     Unearned reinsurance ceded allowance...................         346         328         129
     Other liabilities......................................       5,838      (2,114)      2,172
                                                                --------    --------    --------
  Net cash from operating activities........................      (3,239)     (8,991)     (6,923)
                                                                --------    --------    --------
INVESTING ACTIVITIES
Purchase of fixed maturity securities available for sale....     (48,474)    (70,904)    (92,291)
Purchase of equity securities available for sale............          --          --      (4,311)
Purchase of mortgage loans on real estate...................      (1,400)         --
Purchase of other invested assets...........................      (1,252)     (7,760)     (1,611)
Proceeds from maturities or repayment of fixed maturity
  securities available for sale.............................      11,242      15,289      25,168
Proceeds from sales of fixed maturity securities available
  for sale..................................................       7,762      22,282      16,419
Proceeds from the sale of equity securities available for
  sale......................................................          --       1,979         252
Proceeds from the sale of other invested assets.............       1,162       3,678          35
Net change in loans on insurance policies...................      (5,550)     (3,467)     (3,173)
                                                                --------    --------    --------
  Net cash from investing activities........................     (36,510)    (38,903)    (59,512)
                                                                --------    --------    --------
FINANCING ACTIVITIES
Capital contribution........................................       2,500          --          --
Net change in accumulated contract values...................      37,208      46,194      69,462
                                                                --------    --------    --------
  Net cash from financing activities........................      39,708      46,194      69,462
                                                                --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............         (41)     (1,700)      3,027
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      12,011      13,711      10,684
                                                                --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $ 11,970    $ 12,011    $ 13,711
                                                                ========    ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes..................................    $  4,917    $  2,525    $  3,714

The accompanying notes are an integral part of these financial statements.

                                     F-II- 6

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by Ameritas Life Insurance Corp. (ALIC) and 34% owned by AmerUs Life Insurance Company (AmerUs). The Company began issuing variable life insurance and variable annuity policies in 1987, fixed premium annuities in 1996 and equity indexed annuities in 1997. The variable life, variable annuity, fixed premium annuity and equity indexed annuity policies are not participating with respect to dividends.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal accounting and reporting practices followed are:

INVESTMENTS

The Company classifies its securities into categories based upon the Company's intent relative to the eventual disposition of the securities. The first category, held to maturity securities, is comprised of fixed maturity securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost. The second category, available for sale securities, may be sold to address the liquidity and other needs of the Company. Securities classified as available for sale are carried at fair value on the balance sheet with unrealized gains and losses excluded from operations and reported as a separate component of stockholder's equity, net of related deferred acquisition costs and income tax effects. The third category, trading securities, is for debt and equity securities acquired for the purpose of selling them in the near term. The Company has classified all of its securities as available for sale. Realized investment gains and losses on sales of securities are determined on the specific identification method.

Other Invested Assets consist of exchange and privately traded options tied to the Standard and Poor's Index and are valued at fair value with changes in the fair value of these investments and realized gains on these investments included in net investment income.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets to identify investments where the Company may have credit concerns. Investments with credit concerns include those the Company has identified as experiencing a deterioration in financial condition. The Company has no write-offs or allowances recorded as of December 31, 1999, 1998 and 1997.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities purchased with remaining maturity of less than three months to be cash equivalents.

                                     F-II- 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)
SEPARATE ACCOUNTS

The Company operates separate accounts on which the earnings or losses accrue exclusively to contractholders. The assets (mutual fund investments) and liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are reported at fair value.

PREMIUM REVENUE AND BENEFITS TO POLICYOWNERS

RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACTS REVENUE AND BENEFITS TO POLICYOWNERS Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyowner, premiums paid by the policyowner or interest accrued to policyowners balances. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading, mortality risk expense, the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts under the fixed account investment option and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYOWNERS Contracts that do not subject the Company to risks arising from policyowner mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for investment products consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

POLICY ACQUISITION COSTS

Those costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable distribution expenses.

Costs deferred related to universal life-type policies and investment-type contracts are amortized generally over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. The estimated gross profits are reviewed periodically based on actual experience and changes in assumptions.

                                     F-II- 8

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)
A roll-forward of the amounts reflected in the balance sheets as deferred acquisition costs is as follows:

                                                                          DECEMBER 31
                                                                -------------------------------
                                                                  1999        1998       1997
                                                                --------    --------    -------
Beginning balance...........................................    $121,236    $ 98,746    $79,272
Acquisition costs deferred..................................      39,491      34,820     30,642
Amortization of deferred policy acquisition costs...........     (12,760)    (11,847)    (9,584)
Adjustment for unrealized investment (gain)/loss............       6,145        (483)    (1,584)
Balance released under co-insurance agreement (note 4)......      (1,815)         --         --
                                                                --------    --------    -------
Ending balance..............................................    $152,297    $121,236    $98,746
                                                                ========    ========    =======

To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment of the unrealized investment gains or losses included in stockholder's equity.

FUTURE POLICY AND CONTRACT BENEFITS

Liabilities for future policy and contract benefits left with the Company on variable universal life and annuity-type contracts are based on the policy account balance, and are shown as accumulated contract values. In addition, the Company carries as future policy benefits a liability for additional coverages offered under policy riders.

INCOME TAXES

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in assets and liabilities determined on a tax return and financial statement basis at the current enacted tax rates.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, entitled "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The statement requires that all derivatives (including certain derivatives embedded in contracts) be recorded on the balance sheet and measured at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized currently in operations unless specific hedge accounting criteria are met. If such criteria are met, the derivative's gain or loss will offset related results of the hedged item in the statement of operations. A company must formally document, designate and assess the effectiveness of transactions to apply hedge accounting treatment.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, with earlier implementation permitted. The statement must be implemented as of the beginning of a quarter and retroactive application to financial statements of prior periods is prohibited. The Company has not determined the financial statement impact of adopting this statement.

RECLASSIFICATIONS

Certain items on the prior year financial statements have been reclassified to conform to current year presentation.

                                     F-II- 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

2. INVESTMENTS

Investment income summarized by type of investment was as follows:

                                                                  YEARS ENDED DECEMBER 31
                                                                ----------------------------
                                                                 1999       1998       1997
                                                                -------    -------    ------
Fixed maturity securities available for sale................    $ 9,644    $ 9,099    $6,622
Equity Securities available for sale........................        159        179       156
Mortgage loans on real estate...............................         34         --        --
Loans on insurance policies.................................        845        590       370
Cash equivalents............................................        681        659       642
Other invested assets.......................................      2,830      3,732       631
                                                                -------    -------    ------
  Gross investment income...................................     14,193     14,259     8,421
Investment expenses.........................................        223        207       144
                                                                -------    -------    ------
  Net investment income.....................................    $13,970    $14,052    $8,277
                                                                =======    =======    ======

Net pretax realized investment gains (losses) were as follows:

                                                                  YEARS ENDED DECEMBER 31
                                                                ----------------------------
                                                                 1999         1998      1997
                                                                -------       ----      ----
Net gains (losses) on disposals of fixed maturity securities
  available for sale (note 4)...............................    $(1,786)      $131      $365
Net gains (losses) on disposal of equity securities
  available for sale........................................         --        (52)     $  3
                                                                -------       ----      ----
Net gains (losses) on disposal of securities available for
  sale......................................................    $(1,786)      $ 79      $368
                                                                =======       ====      ====

Proceeds from sales of securities available for sale and gross gains and losses realized on those sales were as follows:



                                                   YEAR ENDED DECEMBER 31, 1999
                                              ----------------------------------
                                                PROCEEDS      GAINS      LOSSES
                                                --------      -----      ------

Fixed maturity securities available for sale...  $7,762        $6         $80
                                                 ======        ==         ===


                                                  YEAR ENDED DECEMBER 31, 1998
                                                --------------------------------
                                                PROCEEDS       GAINS      LOSSES
                                                --------       -----      ------

Fixed maturity securities available for sale... $22,282        $242        $301
Equity securities available for sale...........   1,979          --          52
                                                -------        ----        ----
  Total securities available for sale.......... $24,261        $242        $353
                                                =======        ====        ====




                                                   YEAR ENDED DECEMBER 31, 1997
                                                --------------------------------
                                                 PROCEEDS     GAINS      LOSSES
                                                 --------     -----      ------

Fixed maturity securities available for sale.... $16,419      $161         $8
Equity securities available for sale............     252         2         --
                                                 -------      ----         --
  Total securities available for sale........... $16,671      $163         $8
                                                 =======      ====         ==


                                    F-II- 10

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

2. INVESTMENTS -- (CONTINUED)
The amortized cost and fair value of investments in securities by type of investment were as follows:

                                                                      DECEMBER 31, 1999
                                                      -------------------------------------------------
                                                                       GROSS UNREALIZED
                                                      AMORTIZED       ------------------         FAIR
                                                        COST          GAINS       LOSSES        VALUE
                                                      ---------       -----       ------       --------
U.S. Corporate....................................    $ 85,653         $35        $3,388       $ 82,300
Mortgage-backed...................................      34,929          12         1,422         33,519
U.S. Treasury securities and obligations of U.S.
  government agencies.............................       8,985          40           110          8,915
                                                      --------         ---        ------       --------
  Total fixed maturity securities available for
     sale.........................................     129,567          87         4,920        124,734
                                                      --------         ---        ------       --------
Equity securities available for sale..............       2,031          --           326          1,705
                                                      --------         ---        ------       --------
  Total securities available for sale.............    $131,598         $87        $5,246       $126,439
                                                      ========         ===        ======       ========

                                                                      DECEMBER 31, 1998
                                                      --------------------------------------------------
                                                                       GROSS UNREALIZED
                                                      AMORTIZED       -------------------         FAIR
                                                        COST          GAINS        LOSSES        VALUE
                                                      ---------       ------       ------       --------
U.S. Corporate....................................    $ 98,658        $3,146        $159        $101,645
Mortgage-backed...................................      35,314           430          14          35,730
U.S. Treasury securities and obligations of U.S.
  government agencies.............................      12,678           409          --          13,087
                                                      --------        ------        ----        --------
  Total fixed maturity securities available for
     sale.........................................     146,650         3,985         173         150,462
                                                      --------        ------        ----        --------
Equity securities available for sale..............       2,031            --          11           2,020
                                                      --------        ------        ----        --------
  Total securities available for sale.............    $148,681        $3,985        $184        $152,482
                                                      ========        ======        ====        ========

The amortized cost and fair value of fixed maturity securities available for sale by contractual maturity at December 31, 1999 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                   AMORTIZED      FAIR
                                                     COST        VALUE
                                                   ---------    --------

Due in one year or less.........................   $  3,448     $  3,453
Due after one year through five years...........     43,868       42,513
Due after five years through ten years..........     32,139       31,066
Due after ten years.............................     15,183       14,183
Mortgage-backed securities......................     34,929       33,519
                                                   --------     --------
  Total.........................................   $129,567     $124,734
                                                   ========     ========


The Company purchased exchange and privately traded options to support certain equity index annuity policyowner liabilities. These derivatives, reflected as other invested assets, were used to manage fluctuations in the equity market risk granted to the policyowners of the equity index annuities. These derivatives involved, to varying degrees, elements of credit risk and market risk. The options value on the balance sheet reflected the risk of potential loss to the entity. At December 31, 1998 the Company held options with terms ranging from 1 to 7 years with a notional amount of $18,655, a cost of $7,096 and a fair value of $10,020. Due to the transfer of these assets as part of the co-insurance agreement outlined in note 4, there were no options outstanding at December 31, 1999.

                                    F-II- 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

3. INCOME TAXES

The items that give rise to deferred tax assets and liabilities relate to the following:



                                                                 YEARS ENDED
                                                                 DECEMBER 31
                                                              -----------------
                                                               1999      1998
                                                               ----      ----
Net unrealized investment gains on securities available for
  sale......................................................  $    --   $ 1,365
Deferred policy acquisition costs...........................   45,802    36,031
Prepaid expenses............................................      888       833
                                                              -------   -------
Gross deferred tax liability................................   46,690    38,229
                                                              -------   -------
Future policy and contract benefits.........................   35,650    27,810
Net unrealized investment losses............................    1,768        --
Capital loss carryforward...................................      515        --
Deferred future revenues....................................    2,090     1,894
Other.......................................................      457       177
                                                              -------   -------
Gross deferred tax asset....................................   40,480    29,881
Less valuation allowance....................................      515        --
                                                              -------   -------
Total deferred tax asset after valuation allowance..........   39,965    29,881
                                                              -------   -------
  Net deferred tax liability................................  $ 6,725   $ 8,348
                                                              =======   =======


The difference between the U.S. federal income tax rate and the tax provision rate is summarized as follows:



                                                   YEARS ENDED DECEMBER 31
                                                   ------------------------
                                                   1999      1998      1997
                                                   ----      ----      ----

Federal statutory tax rate.......................  35.0%     35.0%     35.0%
Other............................................   4.2      (6.7)      2.9
                                                   ----      ----      ----
  Effective tax rate.............................  39.2%     28.3%     37.9%
                                                   ====      ====      ====

The Company has approximately $1.5 million of capital loss carryforward available as of December 31, 1999. At December 31, 1999 the Company provided for a valuation allowance against the deferred tax asset related to the capital loss carryforward.

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through 1995. The Company is currently appealing certain adjustments proposed by the IRS for tax years 1993 through 1995. The IRS is currently examining the Company's return for the tax period ending March 31, 1996. Management believes adequate provisions have been made for any additional taxes which may become due with respect to the adjustments proposed by the IRS.

4. RELATED PARTY TRANSACTIONS

Affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services to the Company for years ended December 31, 1999, 1998 and 1997 was $12,265, $11,737 and $12,082, respectively.

The Company entered into reinsurance agreements (yearly renewable term) with affiliates. Under this agreement, these affiliates assume life insurance risk in excess of the Company's retention limit. These reinsurance contracts do not relieve the Company of its obligations to its policyowners. The Company paid $4,419, $4,104 and $3,810 of reinsurance premiums, net of ceded allowances, to affiliates for the years

                                    F-II- 12

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

4. RELATED PARTY TRANSACTIONS -- (CONTINUED) ended December 31, 1999, 1998 and 1997, respectively. The Company has received reinsurance recoveries from affiliates of $7,268, $3,310 and $2,260 for the years ended December 31, 1999, 1998 and 1997, respectively.

Effective June 30, 1999 the Company agreed to 100% co-insure its equity index annuity business to AmerUs in a non-cash transaction. Under the terms of the agreement investments with a fair value of $57,648 and amortized cost of $59,390 were transferred to AmerUs. In return AmerUs co-insured the full liability for this business resulting in a $59,561 reinsurance receivable from affiliate being recorded. The Company also released the $1,815 of deferred policy acquisition costs which it was carrying on this block. In December 1999, AmerUs through assumption reinsurance assumed approximately 40% of this block, reducing the reinsurance receivable -- affiliate to $35,921. This amount is secured by a letter of credit.

The Company has entered into guarantee agreements with ALIC, AmerUs and AMAL Corporation whereby, they guarantee the full, complete and absolute performance of all duties and obligations of the Company.

The Company's variable life and annuity products are distributed through Ameritas Investment Corp. (AIC), a wholly-owned subsidiary of AMAL Corporation. The Company received $93 for the year ended December 31, 1997 from this affiliate to partially defray the costs of materials and prospectuses. The Company received no recovery to defray these cost for the years ended December 31, 1999 and 1998. Policies placed by this affiliate generated commission expense of $35,736, $28,621 and $23,232 for the years ended December 31, 1999, 1998 and 1997, respectively.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. BENEFIT PLANS

The Company provides retirement and postretirement medical benefits to qualifying employees. Prior to August 1, 1997 these benefits were provided under plans which covered substantially all employees of Ameritas Life Insurance Corp. and its subsidiaries. Concurrent with the transfer of a significant number of employees to the Company, effective August 1, 1997, AMAL Corporation assumed the benefit obligations associated with these plans.

The Company is included in a multiple employer noncontributory defined benefit plan that covers substantially all full-time employees of Ameritas Life Insurance Corp. and its subsidiaries and AMAL Corporation and its subsidiaries. Pension costs include current service costs, which are accrued and funded on a current basis, and post service costs, which are amortized over the average remaining service life of all employees on the adoption date. Total Company contributions for the years ended December 31, 1999, 1998 and 1997 were $159, $163 and $29, respectively.

The Company's employees also participate in a defined contribution thrift plan that covers substantially all full time employees of Ameritas Life Insurance Corp. and its subsidiaries. Company matching contributions under the plan range from 1% to 3% of the participant's compensation. Total Company contributions for the years ended December 31, 1999, 1998 and 1997 were $47, $47 and $24, respectively.

The Company is also included in the postretirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and it's subsidiaries. Prior to August 1, 1997 these benefits were provided under a plan with Ameritas Life Insurance Corp. These benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately

                                    F-II- 13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

5. BENEFIT PLANS -- (CONTINUED)
preceding 5 years. Benefit costs include the expected cost of postretirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. Total Company contributions for the years ended December 31, 1999, 1998 and 1997 were $12, $12 and $5, respectively.

Expenses for the defined benefit plan and postretirement group medical plan are allocated to the Company based on the number of associates in AMAL Corporation and its subsidiaries.

6. INSURANCE REGULATORY MATTERS

Net income (loss), as determined in accordance with statutory accounting practices, was ($4,513), $319, and $2,048 for 1999, 1998 and 1997, respectively.
The Company's statutory surplus was $41,637, $44,589 and $45,265 at December 31, 1999, 1998 and 1997, respectively. The Company is required to maintain a certain level of surplus to be in compliance with state laws and regulations. Company surplus is monitored by state regulators to ensure compliance with risk based capital requirements. Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made regarding fair value information about certain financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, may not be realized in immediate settlement of the instrument. All nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for each class of financial instrument for which it is practicable to estimate a value:

          FIXED MATURITY SECURITIES AVAILABLE FOR SALE -- For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, the value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

          EQUITY SECURITIES AVAILABLE FOR SALE -- Fair value is determined using an independent pricing source.

          MORTGAGE LOANS ON REAL ESTATE -- Mortgage loans in good standing are valued on the basis of discounted cash flow. The interest rate that is assumed is based upon the weighted average term of the mortgage and appropriate spread over Treasuries. There were no mortgage loans in default at December 31, 1999.

                                    F-II- 14

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)
          LOANS ON INSURANCE POLICIES -- Fair values for loans on insurance policies are estimated using a discounted cash flow analysis at interest rates currently offered for similar loans with similar remaining terms. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

          OTHER INVESTED ASSETS -- Fair value is determined using an independent pricing source.

          CASH AND CASH EQUIVALENTS, ACCRUED INVESTMENT INCOME AND REINSURANCE RECOVERABLE -- The carrying amounts equal fair value.

          ACCUMULATED CONTRACT VALUES -- Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date, which approximates fair value.

Estimated fair values are as follows:

                                                                        DECEMBER 31
                                                        --------------------------------------------
                                                                1999                    1998
                                                        --------------------    --------------------
                                                        CARRYING      FAIR      CARRYING      FAIR
                                                         AMOUNT      VALUE       AMOUNT      VALUE
                                                        --------    --------    --------    --------
Financial assets:
  Fixed maturity securities, available for sale.....    $124,734    $124,734    $150,462    $150,462
  Equity securities, available for sale.............       1,705       1,705       2,020       2,020
  Mortgage loans on real estate.....................       1,392       1,369          --          --
  Loans on insurance policies.......................      16,499      14,557      10,949      10,286
  Other invested assets.............................          --          --      10,020      10,020
  Cash and cash equivalents.........................      11,970      11,970      12,011      12,011
  Accrued investment income.........................       2,442       2,442       2,425       2,425
  Reinsurance receivable -- affiliate...............      35,921      35,921          --          --
  Reinsurance recoverable -- affiliates.............         153         153         455         455
Financial liabilities:
  Accumulated contract values excluding amounts held
     under insurance contracts......................     184,376     184,376     199,585     199,585

8. SEPARATE ACCOUNTS

The Company is currently marketing variable life and variable annuity products which have separate accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.

Amounts in the Separate Accounts are:



                                                        DECEMBER 31
                                                  ------------------------
                                                     1999          1998
                                                  ----------    ----------

Separate Account V..............................  $  402,722    $  282,653
Separate Account VA-2...........................   1,991,723     1,426,795
                                                  ----------    ----------
                                                  $2,394,445    $1,709,448
                                                  ==========    ==========


                                    F-II- 15

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

8. SEPARATE ACCOUNTS -- (CONTINUED)
During 1999 the Company formed a variable insurance trust (VIT). AIC serves as the investment advisor and another affiliate provides administrative services to the VIT. AIC received advisory fees of $702 for the year ended December 31, 1999. At December 31, 1999 separate account assets under the VIT totaled $1,066,249.

                                    F-II- 16

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     a)   Financial Statements:

     The  financial  statements  of the  subaccounts  of Ameritas  Variable Life
     Insurance   Company  Separate  Account  VA-2  and  Ameritas  Variable  Life
     Insurance Company are filed in Part B.

 Subaccounts of Ameritas Variable Life Insurance Company Separate Account VA-2:
     - Report of Deloitte & Touche, LLP, independent auditors.
     - Statement of Net Assets as of December 31, 1999.
     - Statement  of  Operations for the years ended December 31, 1999 and 1998.
     - Statements of Changes in Net Assets for the years ended December 31,1999 and 1998.
     - Notes to Financial Statements for the years ended December 31, 1999 and 1998.

 Ameritas Variable Life Insurance Company:
     - Report of Deloitte & Touche, LLP, independent auditors.
     - Balance Sheets as of December 31, 1999 and 1998.
     - Statements of Operations for the years ended December 31, 1999, 1998 and 1997.
     - Statements of Comprehensive Income for the years ended December 31, 1999, 1998 and 1997.
     - Statements of Stockholder's Equity for the years ended December 31, 1999, 1998 and 1997.
     - Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997.
     - Notes to Financial Statements for the years ended December 31, 1999, 1998 and 1997.

All schedules of Ameritas Variable Life Insurance Company for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Financial Statements and therefore have been omitted.

There are no financial statements included in Part A.

     b)  Exhibits

EXHIBIT
NUMBER       DESCRIPTION OF EXHIBIT
(1)          Resolution of Board of Directors of Ameritas Variable Life Insurance Company
             Establishing Ameritas Variable Life Insurance Company Separate Account VA-2.***
(2)          Not applicable.
(3) (a)      Principal Underwriting Agreement. ***
(3) (b)      Form of Selling Agreement.**
(4)          Form of Variable Annuity Contract and Rider. ******
(5)          Form of Application for Variable Annuity Contract.
(6) (a)      Articles of Incorporation of Ameritas Variable Life Insurance Company.**
(6) (b)      Bylaws of Ameritas Variable Life Insurance Company.****
(7)          Not Applicable.
(8) (a)      Participation Agreement (MFS).*
(8) (b)      Participation Agreement (Fidelity).**
(8) (c)      Participation Agreement (Alger American).**
(8) (d)      Participation Agreement (Morgan Stanley).*
(8) (e)      Form of Participation Agreement (Calvert Variable Series, Inc. Ameritas Portfolios).*****
(8) (f)      Form of Participation Agreement (Calvert Variable Series, Inc.). *******
(8) (g)      Form of Participation Agreement (American Century).  ********
(8) (h)      Form of Participation Agreement (INVESCO). ********
(8) (i)      Form of Participation Agreement (Salomon Brothers). ********
(8) (j)      Form of Participation Agreement (Summit). ********
(8) (k)      Form of Participation Agreement (Third Avenue). ********
(9)          Legal Opinion and Consent.
(10)(a)     Independent Auditors' Consent.
(11)Financial Statements are located at Item 23.
(12)Not applicable.
(13)Schedule of Computation of Performance Quotations. To be Provided.



* Incorporated by reference to the initial registration statement for Ameritas Variable Life Insurance Company Separate Account VA-2 File No. 33-14774, filed on June 2, 1987.

** Incorporated by reference to initial registration statement for Ameritas Variable Life Insurance Company,Separate Account V File No. 333-15585, filed on November 5, 1996.
*** Incorporated by reference to pre-effective amendment to registration statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on January 17, 1997.
**** Incorporated by reference to the registration statement for Ameritas Variable Life Insurance Company, Separate Account VA-2 File No. 33-14774, filed on March 26, 1992.
***** Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V File No. 333-15585, filed on August 30, 1999.
****** Incorporated by reference to the initial registration statement for Ameritas Variable Life Insurance Company Separate Account VA-2 (File No. 333-47162), filed on October 2, 2000.
******* Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-14845, filed November 22, 2000.

Item 25 Directors and Senior Officers of the Depositor

     Name and Principal  Position and Offices
     BUSINESS ADDRESS                                WITH DEPOSITOR
     Lawrence J. Arth*                               Director, Chairman of the Board and Chief Executive Officer
     William J. Atherton*                            Director, President and Chief Operating Officer
     Kenneth C. Louis*                               Director and Executive Vice President
     Gary R. McPhail**                               Director and Executive Vice President
     Thomas C. Godlasky**                            Director, Senior Vice President and Chief Investment Officer
     JoAnn M. Martin*                                Director, Vice President and Chief Financial Officer
     Michael G. Fraizer**                            Director
     Robert C. Barth                                 Controller
     William W. Lester*                              Treasurer
     Thomas N. Simpson*                              Senior Vice President and National Sales Manager
     Donald R. Stading*                              Secretary and General Counsel

* Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.
**Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.

Item 26.

The depositor, Ameritas Variable Life Insurance Company , is wholly owned by AMAL Corporation. The Registrant is a segregated asset account of Ameritas Variable Life Insurance Company.

Organizations under common control with Ameritas Variable Life Insurance Company include:


NAME OF CORPORATION (WHERE ORGANIZED)*                      PRINCIPAL BUSINESS
Ameritas Acacia Mutual Holding Company (NE)                 mutual insurance holding company
Ameritas Holding Company (NE)                               mutual insurance holding company
Ameritas Life Insurance Corp. (NE)                          life/health insurance company
    AMAL Corporation (NE)                                   a joint venture holding company
                                                            between Ameritas Life Insurance
                                                            Corp. (66%) and AmerUs

          Ameritas Investment Corp. (NE)                    Life Insurance Company (34%)
                                                            securities broker dealer & investment
                                                            advisor
          Ameritas Variable Life Insurance Company (NE)     life insurance company
     Ameritas Managed Dental Plan, Inc. (CA)                managed care dental insurance company
     Pathmark Assuarnce Company (NE)                        third-party administrator & reinsurer of
                                                            dental insurance plans
     Veritas Corp. (NE)                                     insurance marketing adviser
     Ameritas Investment Advisors, Inc. (NE)                investment adviser
Acacia Life Insurance Company (D.C.)                        life/health insurance company
     Acacia National Life Insurance Company (VA)            variable life/annuity insurance company
     Acacia Financial Corp. (VA)                            holding company
          Acacia Federal Savings Bank (n/a)                 federally chartered bank
          Calvert Group. Ltd. (DE)                          offering socially responsible investments
               its 1940 Act Investment Companies (DE)       offering socially responsible mutual funds
          The Advisors Group, Inc. (DE)                     securities broker-dealer & investment advisor

* Principal operating companies only. Subsidiaries of subsidiaries are indicated by indentations. Ownership is 100% by the immediate parent company except as noted.


Item 27.        Number of Contractowners

                As of December 31, 1999 there were 0 contractowners.

Item 28.        Indemnification

Ameritas Variable Life Insurance Company's By-laws provide as follows:

     "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

     Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.        Principal Underwriters

1) In addition to Registrant, Ameritas Investment Corp. also serves as the principal underwriter for variable annuity contracts issued through Ameritas Life Insurance Corp. Separate Account LLVA and First Ameritas Variable Annuity Separate Account, and for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, Ameritas Life Insurance Corp. Separate Account LLVL, and First Ameritas Variable Life Separate Account. AIC is the underwriter for the Ameritas Portfolios and also serves as its investment advisor.

2)   The  following  table sets forth  certain  information  regarding  the
     officers  and  directors  of  the  principal   underwriter,   Ameritas
     Investment Corp.

     Name and Principal        Positions and Offices
     BUSINESS ADDRESS          AND UNDERWRITER
     ----------------          ---------------
     Lawrence J. Arth*         Director and Chairman of the Board
     William R. Giovanni*      Director, President and Chief Executive Officer
     Kenneth C. Louis*         Director, Senior Vice President
     Gary R. McPhail**         Director, Senior Vice President
     Michael G. Fraizer**      Director
     Thomas C. Godlasky**      Director
     Billie B. Beavers***      Senior Vice President
     James R. Fox***           Senior Vice President
     Michael P. Heaton***      Senior Vice President
     William W. Lester*        Treasurer
     Donald R. Stading*        Secretary and General Counsel
     Michael M. VanHorne***    Senior Vice President

* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
*** Principal business address: Ameritas Investment Corp., 440 Regency Parkway
    Drive, Suite 222, Omaha, Nebraska 68114.

    c)   Net Underwriting Compensation

          Name of Principal     Discounts and                  on           Brokerage
          UNDERWRITER (1)        COMMISSIONS (2)     REDEMPTION (3)      COMMISSIONS (4)     COMPENSATION (5)
          -----------------    ------------------    --------------      ---------------     ----------------
          Ameritas Investment
          Corp. ("AIC")        $22,532,640           $0                  $46,487             $357,692

          (2)+(4)+(5) = Gross variable annuity compensation received by AIC.
          (2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.
          (4) = Sales compensation received by AIC for retail sales.
          (5) = Sales compensation received by AIC and retained as underwriting fee.


Item 30.  Location of Separate Account and Records

     The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31.  Management Services

     Not Applicable.

Item 32.  Undertakings

1) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts my be accepted.

2) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

3)        Registrant   undertakes   to  deliver  any   Statement  of  Additional
          Information and any financial statements required to be made available under this form promptly upon written or oral request.

4) The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

5) Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                                     SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account VA-2, has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 15th day of December, 2000.


                                        AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                               SEPARATE ACCOUNT VA-2, Registrant

                             AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor



Attest:   /S/DONALD R. STADING                  By:   /S/ LAWRENCE J. ARTH
        ----------------------                      -----------------------
            Secretary                                Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Ameritas Variable Life Insurance Company on the dates indicated.



SIGNATURE                        TITLE                                   DATE
----------                       -----                                   ----


 /S/ LAWRENCE J. ARTH      Director, Chairman of the Board     December 15, 2000
---------------------
    Lawrence J. Arth         and Chief Executive Officer


 /S/WILLIAM J. ATHERTON       Director, President and          December 15, 2000
-----------------------
   William J. Atherton        Chief Operating Officer


 /S/KENNETH C. LOUIS       Director, Executive Vice President  December 15, 2000
--------------------
   Kenneth C. Louis


 /S/GARY R. MCPHAIL        Director, Executive Vice President  December 15, 2000
-------------------
    Gary R. McPhail


 /S/THOMAS C. GODLASKY     Director, Senior Vice President     December 15, 2000
----------------------
    Thomas C. Godlasky       and Chief Investment Officer


 /S/JOANN M. MARTIN        Director, Vice President and        December 15, 2000
-------------------
    JoAnn M. Martin          Chief Financial Officer

   SIGNATURE                       TITLE                                   DATE
   ---------                       -----                                   ----


/S/MICHAEL G. FRAIZER          Director                        December 15, 2000
---------------------
  Michael G. Fraizer


/S/ROBERT C. BARTH             Controller                      December 15, 2000
------------------
  Robert C. Barth


/S/WILLIAM W. LESTER          Treasurer                        December 15, 2000
--------------------
  William W. Lester


/S/DONALD R. STADING       Secretary and General Counsel       December 15, 2000
--------------------
  Donald R. Stading

                                  EXHIBIT INDEX

EXHIBIT

    5        Form of Application for Variable Annuity Contract

    9        Legal Opinion and Consent

    10 (a)   Independent Auditors' Consent